Exhibit 99.1

Our Business

Brookfield is a leading global alternative asset manager with approximately $250 billion of assets under management.

We have over a 100-year history of owning and operating real assets with a focus on property, renewable power, infrastructure and private equity. We offer a range of public and private investment products and services which leverage our expertise and experience, and provide us with a distinct competitive advantage in the markets in which we operate.

Brookfield is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A, and BAMA

Performance Record

AS AT AND FOR THE YEARS ENDED DEC. 31	2016	2015	2014	2013	2012[1]

PER SHARE[2]
Net income	$1.55	$2.26	$3.11	$2.08	$1.31
Funds from operations	3.18	2.49	2.11	3.43	1.30
Dividends[3]
Cash	0.52	0.47	0.45	0.40	0.37
Special	0.45	—	—	0.98	—
Market trading price – NYSE	33.01	31.53	33.42	25.89	24.43

TOTAL (MILLIONS)
Assets under management	$239,825	$227,803	$203,840	$187,105	$181,400
Consolidated Results
Balance sheet assets	159,826	139,514	129,480	112,745	108,862
Equity	69,688	57,227	53,247	47,526	44,338
Revenues	24,411	19,913	18,364	20,830	18,766
Net income	3,338	4,669	5,209	3,844	2,755
Funds from operations	3,237	2,559	2,160	3,376	1,356
Common equity	22,499	21,568	20,153	17,781	18,150
Diluted number of common shares outstanding[2]	1,002.0	1,003.3	983.2	976.6	987.0

Note: See “Use of Non-IFRS Measures” on page 11
1. 2012 adjusted to be consistent with 2013 accounting standards 2. 2012 to 2014 adjusted to reflect three-for-two stock split effective May 12, 2015 3. See Corporate Dividends on page 39

CONTENTS

Core Investment Principles	2	Consolidated Financial Statements	93
Letter to Shareholders	3	Corporate Social Responsibility	170
Management's Discussion & Analysis	11	Shareholder Information	172
Internal Control Over Financial Reporting	89	Board of Directors and Officers	173

2016 ANNUAL REPORT 1

Core Investment Principles

Our approach to investing is disciplined and straightforward. With a focus on value creation and capital preservation, we invest opportunistically in high quality real assets within our areas of expertise, manage them proactively and finance them conservatively with a goal of generating stable, predictable and growing cash flows for clients and shareholders. Our culture is anchored by a set of core investment principles that guide our decisions and how we measure success.

BUSINESS PHILOSOPHY	• Build our business and all our relationships based on integrity
• Attract and retain high-calibre individuals who will grow with us over the long term
• Ensure our people think and act like owners in all their decisions
• Treat our client and shareholder money like it’s our own

INVESTMENT GUIDELINES	• Invest where we possess competitive advantages
• Acquire assets on a value basis with a goal of maximizing return on capital
• Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital
• Recognize that superior returns often require a contrarian approach

MEASUREMENT OF OUR CORPORATE SUCCESS	• Measure success based on total return on capital over the long term
• Encourage calculated risks, but compare returns with risk
• Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation
• Seek profitability rather than growth, as size does not necessarily add value

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Letter to Shareholders

OVERVIEW
We reported strong results in 2016. FFO for shareholders was $3.2 billion, or $3.18 per share. Results across the board were good, with particularly strong growth in our asset management operations. Most of our U.S. businesses performed well, with the market generally continuing to strengthen. The exceptions were those connected to natural gas and electricity generation, which did not achieve expectations as a result of both low water levels and pricing.
Institutional investors continue to allocate greater proportions of their funds to real assets. This enabled us to raise $30 billion of capital for private strategies in our latest round of fundraising, which included closing what are among the largest infrastructure and real estate funds globally. We also raised approximately $2 billion of capital for three of our listed partnerships in 2016 to fund investments alongside our private investors.
As part of the shift to real assets, we are now starting to see greater allocations from traditional fixed income portfolios into private credit strategies. We have been expanding our credit capabilities for many years, and are now fundraising with meaningful capital for these strategies. Over time, this could result in the addition of significant assets under management.
Our investing themes today continue to revolve around utilizing our competitive strengths of size, global footprint, and operating capabilities. We are allocating capital to most of our investment markets, but disproportionately to the emerging economies where we believe we are still buying very good value in slowly recovering economies.
INVESTMENT PERFORMANCE
Our one-year stock performance at the time of writing, inclusive of dividends, was 26%. More importantly, we think we added substantial underlying intrinsic value to the business, and that we are in excellent financial shape and set up for growth in the years ahead. Fee bearing capital took a major step change upward this year and this should enable us to grow over the next number of years.

Investment Performance	Brookfield NYSE[1]	S&P 500[1]	10-Year Treasuries[1]
1 5 10 15 20	26% 14% 8% 19% 17%	26% 14% 7% 7% 7%	1% 2% 5% 5% 5%

1. As at February 7, 2017
While we are cognizant of short-term performance, we always manage our business for the long term, and therefore focus more on those metrics. To that end, we are pleased that our returns compare well with most investments, and are consistent with our goal of generating 12% to 15% compound returns over the longer term.

2016 ANNUAL REPORT 3

MARKET ENVIRONMENT
Despite all the political turmoil, most of the economies in which we participate are doing well, or are recovering. This has set the backdrop for a very constructive environment for us to invest in.
In the United States, we continue to believe, as we have for years, that interest rates will grind upwards to the 3% to 4% range. We have not changed our overall view with the election of a new government. We do, however, believe that we may get to the top end sooner than we otherwise might have expected, and that we might stretch the top end of former expectations before we hit a recession and the cycle starts over. But, should interest rates climb faster, it also means that growth is stronger than we would have otherwise expected. In this environment, all of our investments should also do better.
Europe and the United Kingdom have extremely low interest rates, and it looks like these will exist for some time, given the political turmoil, demographics and the underlying economies of the various countries. Despite this, we are finding many investments that can earn high leveraged cash returns, due to the correspondingly low borrowing rates.
South America is recovering slowly, following the shock of low commodity prices and the unwind of the excesses from the boom. We believe Brazil has bottomed, but the political aftershocks of the government investigations are still being worked through. Chile, Colombia and Peru, while great countries, are also each dealing with their own set of discrete issues. From an investment perspective this has, and continues to, present us with great opportunities in all of these countries.
India has made tremendous strides with its economy and recently reduced interest rates for the first time in this cycle. Despite this, the loan stress across the bank system needs to be worked through, and we are therefore being presented with great opportunities across all of our businesses. We are also using our Indian operations to continue to expand our base in the Gulf region. We have found that our deep investor relationships are proving extremely helpful and that our operating skills are welcomed.
China is a flashpoint for most economic prognosticators, but on the ground they continue to build out the greatest economic transformation ever undertaken in the world. We believe that they will be successful, but these transformations never go in a straight line. As a result, we are being very disciplined as we build our operations and investment strategies. We continue to find interesting ways to invest, and have also made great strides in partnering with world-class financial institutions and institutional partners in the region. These opportunities in both investing and fundraising should continue for years.
INTEREST RATES
For years we have been operating with the expectation that interest rates will increase in the United States. Our working assumption has been that the economy was getting stronger and that eventually interest rates would be able to rise as a result.
With rates having been virtually zero in the U.S. for seven years, a 1% or 2% increase in interest rates on the short or long end of the treasury yield curve means very little to a long-term return on a real asset investment. We have assumed for years that a 10-year treasury would have a 3% to 4% yield, and we continue to base all of our investment decisions on this.

4 BROOKFIELD ASSET MANAGEMENT

The 10-year rate has now increased to circa 2.5%, but it is worth remembering that it is almost identical to where it was a year ago. At that time, everyone seemed to be worried about deflation; now the concern is about inflation.
More important, in this cycle there have been very few sophisticated lenders or acquirers of real estate or infrastructure that have had a different view on rates, so cap rates have been stubbornly high relative to interest rates for one specific reason: that everyone knew interest rates were going up and no one has been willing to reduce cap rates to levels that matched the unduly low interest rates.
Our business is positioned to thrive in a higher interest rate environment; there are three simple reasons for this. First, and most important, we own “real return” assets that increase their cash flow generating capacity over time, either through contractual rights, our ability to operate them better, or an expansion of the operation. These enhancements should far outpace any extra interest costs, in particular in a more inflationary environment. Second, we generally earn total returns on equity of 10% to 20%. This is much greater than treasury yields and therefore a few percentage increases aren’t material. And third, much of our debt is fixed rate debt; therefore, cash flows until maturity of that debt will not change at all.
We still believe that the odds are currently stacked heavily in favour of lower-than-usual interest rates in the U.S. for the medium term, if not longer. With $50 trillion of savings in the world that need to earn a return and rates in many parts of the world continuing to be very low, these savings are increasingly targeted at the returns and dependability that come from investments in the U.S. This should keep rates down for a while.
SIZE AND FLEXIBILITY OF CAPITAL MATTER
As the investment management industry consolidates, our size increasingly provides us with a strategic advantage. Added to that is the fact that not only is our capital base large, it is also very flexible. Both of these differentiate our franchise.
As the investment industry matures and the pools of capital grow, investors are under constant pressure to maintain a growing number of relationships. With all of our activities ranking among the largest in the industry, and with our ability to offer most of the investment products investors want in their real asset and alternative portfolios, we continue to gain a strategic advantage by providing them the opportunity to deploy large amounts of capital in multiple strategies through one relationship.
Possibly even more important than size is the flexibility of our capital when competing for transactions. Our varied sources of capital enable us to offer both permanent capital and traditional private equity-type capital to facilitate a transaction. This is very powerful.
First and foremost, the $30 billion plus of permanent capital on the balance sheet of Brookfield Asset Management has no restrictions, no time limits, and no size or geographic limits. Our only restriction for investing this capital is whether we deem it to be beneficial to our clients and our business. This often means we are supporting transactions alongside our clients, sometimes we are bridging transactions so clients have time to co-invest, and we regularly use it to support the start-up of new businesses.
Our four listed entities that trade on the NYSE provide us with a further source of permanent capital. These entities have a combined enterprise value of $80 billion and equity capital of $40 billion. This equity capital is all permanent, but each entity has a mandate laid out for its shareholders, a guide for returns to be expected, dividend expectations and predetermined types of investments which are expected to be made by each. All of the entities have quite a wide range of investment strategies, but by virtue of the mandates laid out for each, this capital is slightly more restrictive than the capital on our Brookfield balance sheet.

2016 ANNUAL REPORT 5

Lastly, the capital we raise in our private funds is invested in specific transactions alongside our listed entities. This capital is also very flexible, but it has a time duration (most from 10 to 12 years), target return thresholds and asset classes laid out for investors. This is the type of capital that most of our competitors utilize, so in order to differentiate ourselves we set out to be one of the largest in each area in which we operate.
Because we believe that size and flexibility matter, we continue to build our global capital to facilitate the scale of transactions that investors expect from us. Our goal is to continue to establish ourselves as the go-to firm when a seller of assets needs to transact with size and flexibility.
TRISURA
For the past 10 years, we have owned a property and casualty insurance business called Trisura Guarantee Insurance Company. Trisura Guarantee’s business is writing specialty insurance policies and it has consistently and profitably grown its operations over the years. Trisura also specializes in providing surety bonding for smaller contractors. The business is regulated, stands on its own, and has been run very conservatively over the years. Trisura Guarantee reinsures most of the exposures and only assumes underwriting risk in a measured way.
This business is no longer strategic to Brookfield as we focus on our asset management operations. Rather than pursue a sales process that would have been disruptive to Trisura Guarantee and unlikely to surface full value, we are planning to combine this business with the rest of our small specialty insurance operations and spin them off from Brookfield under the brand name Trisura Group.
Even though this business does not fit in Brookfield, we believe it is a great business for the shareholders of Brookfield to own as a stand-alone company with direct access to the capital markets. This will also provide Trisura Group with an important platform for future growth. As a result, in the next six months after regulatory approvals are received, we intend to distribute to you an extra US$0.10 dividend for each Brookfield share you own, in the form of Trisura Group shares.
This spin-off will be a little different than others, as we do not intend for Brookfield to keep any shares. All of Trisura Group’s common shares will be distributed to you to own should you wish to keep your portion, or you can sell the shares and hence receive cash. In essence, it will be an extra dividend this year that we distribute to you. To ensure the initial success of Trisura Group, we will assist the company with its launch, but expect to have no ongoing role after an initial period.
For your interest, the senior management team generally intends to keep our shares (some select people for various reasons may not), and in the management partnership where we pool a number of our Brookfield shares we may provide financial support to Trisura Group, if necessary, and as a result may in the future have a greater interest in Trisura Group. However, please rest assured that this will be an insignificant passive investment compared to our collective +20% active ownership of Brookfield and in no way should be interpreted as reducing our commitment to align our interests with yours by holding the vast majority of our individual net worth in Brookfield equity.
PERFORMANCE ACROSS OUR BUSINESS GROUPS
Asset Management
Our asset management business contributed $866 million of FFO for the full year, as a result of a 44% increase in fee related earnings to $712 million as well as realized carried interest, net of costs, of $149 million. This increase reflects strong flows of capital from our clients, with total assets under management increasing to $240 billion and fee bearing capital increasing by 16% to $110 billion. The resulting growth in base fees and IDRs, as well as the increase in capital on which we are able to earn carried interest, led to an annualized run-rate of fees and target carried interest for our franchise of more than $2 billion, up 36% from last year.

6 BROOKFIELD ASSET MANAGEMENT

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2012	2013	2014	2015	2016	CAGR
Total assets under management	$181,440	$187,105	$203,840	$227,803	$239,825	7%
Fee bearing capital	60,069	77,045	85,936	94,262	109,576	16%
Annual run-rate of fees plus target carry	750	1,006	1,204	1,489	2,031	28%
Fee related earnings	180	300	378	496	712	41%
We closed $30 billion of private funds with strong demand globally. We had final closes of our real estate fund at $9 billion and our infrastructure fund at $14 billion - both among the largest funds of their type in the world, and we closed our private equity fund at $4 billion. We launched Brookfield Business Partners, establishing our fourth listed entity through an initial distribution to shareholders and a subsequent $400 million equity issue.
In the fourth quarter, we raised our first perpetual private fund, with a first close of $1 billion for an open-ended core real estate fund, which is already 50% invested with a seed portfolio of eight high quality office and multifamily properties across the U.S. We expect this strategy to become a meaningful part of our real estate business moving forward, as it scales up over the course of 2017 and beyond.
With the capital raised across our various fund strategies, we acquired a number of very high quality assets across a variety of asset classes and geographies. This included a major hydro company in Colombia, a pipeline system in Brazil, a toll road in Peru, portfolios of office buildings and telecom towers in India, office/retail/hotel complexes in Seoul and Berlin, a port business in Australia, and a number of property businesses across the U.S. and Europe. Although we highlight these large transactions, there have been many others.
Our business today increasingly generates significant free cash flow. The combination of fee related earnings from our asset management activities and the distributions we receive from our invested capital provides us with $2 billion of inflows to our parent company annually. After we pay our corporate costs, interest expense and preferred share dividends, we are left with annual free cash flow of $1.5 billion that we use to reinvest in our business, pay common dividends, and repurchase shares.
Brookfield Property Group
Our property group generated FFO of $1.1 billion in 2016, excluding disposition gains. Our share was $738 million, and we recorded an additional $823 million of disposition gains on assets sold. FFO prior to disposition gains increased by 23% over the prior year, driven by contributions from incremental capital invested in our opportunistic fund strategies and strong same-property performance in our U.S. office operations. Real estate fundamentals in the majority of our key markets remain positive, with the outlier being our energy-driven markets. The U.K. market hit a speed bump following the Brexit outcome in June, but the market corrected and stabilized quickly. Overall, the positive results throughout the year positioned us well to recently announce a 5.4% cash distribution increase in our flagship listed partnership, Brookfield Property Partners, and at the same time reduce the payout ratio substantially.
In our office business, we continued to execute our multi-year capital recycling strategy, raising net equity proceeds of over $2 billion from asset sales during the year. These include the dispositions of stabilized office properties in Manhattan, London, Vancouver, Washington and Sydney. In addition to the repayment of debt and BPY share buybacks, proceeds were used to fund our office and multifamily development pipeline. During the course of the year we signed pre-lease commitments at four of our largest development projects: Manhattan West in Manhattan, Brookfield Place in Calgary, 100 Bishopsgate in London and Wynyard Place in Sydney. In total, our over 7 million square feet of active office developments are 60% pre-let. These projects will generate an incremental $300 million of annual cash flow as they are completed over the next three years.

2016 ANNUAL REPORT 7

Our retail operations had strong same-store growth of 5% and maintained a healthy 96.5% occupancy rate. While there has been much publicity around the distress of department store retailers, this has generally had little to no impact on the profitability of our premier mall portfolio. In fact, we have been partnering with the department stores on select properties to redevelop them into higher return uses. Our malls also continue to draw strong investment interest from institutions. The best example of this was the partial sale of the premier Fashion Show mall in Las Vegas at a $2.5 billion valuation, executed at a sub-4% cap rate. We also successfully privatized our retail operator, Rouse Properties, which had been undervalued as a stand-alone public company.
In our opportunistic activities, we invested capital into acquisitions through our $9 billion opportunistic real estate fund, BSREP II. These included a number of self-storage, student housing and manufactured housing businesses. We also expanded our global investment and operating footprint, agreeing to acquire premier, large-scale projects in Seoul and Mumbai. Lastly, we announced a proposal to acquire the remaining equity interest in our listed Canadian affiliate that we do not currently own. This will allow us to fully integrate our North American office operations and further simplify our structure.
Brookfield Renewable Group
Our renewable business generated FFO of $350 million in 2016, of which our share was $180 million. Water levels in the United States were well below long-term average during the year which affected results, while our Canadian portfolio performed in-line with the long-term average, partially mitigating the overall impact. As always, we manage our capital plans and growth based on how the business performs over the long term and as result, we were still able to grow the business while maintaining a strong balance sheet and healthy liquidity position. In early 2017, our flagship listed partnership, Brookfield Renewable Partners, announced a 5% distribution increase, the seventh increase since inception in 2011.
During the year, we completed the acquisition of Isagen, a 3,000 megawatt Colombian hydroelectric portfolio. We are now in the process of delisting the company from the Colombian stock exchange. We also acquired, with partners, a 34% stake in the public float of TerraForm Power, as its sponsor SunEdison filed for bankruptcy protection. TerraForm Power and its sister company TerraForm Global collectively own and operate 4,000 megawatts of solar and wind assets. We are working with the companies under an exclusivity arrangement to complete a transaction.
In Brazil, we recently commissioned a 25 megawatt hydro facility and continue with the construction of two other hydro projects, totalling 47 megawatts. In Europe, we continue to advance two wind projects in Ireland totalling 43 megawatts, and are also moving our first 19 megawatts of wind in Scotland and a further 19 megawatt wind project in the Republic of Ireland towards the construction phase. In the fourth quarter we agreed to acquire two early-stage, greenfield solar development projects representing an aggregate 120 megawatts. These projects will allow us to replenish our development pipeline and should enable us to deliver strong growth to the business over time.
Hydro, wind and solar portfolios continue to trade hands at premium valuations across our core markets. The levels at which these assets are transacting speaks to the continued value proposition of renewables while simultaneously underlining the intrinsic value of our own portfolio. Despite this, we continue to identify a range of new investment opportunities with strong return potential and where we possess competitive advantages. Accordingly, we are focused on opportunities that require operating and development expertise, access to large-scale capital, restructuring capabilities and a long-term counter-cyclical investment approach.

8 BROOKFIELD ASSET MANAGEMENT

Brookfield Infrastructure Group
Our infrastructure group generated FFO of $969 million for the year, before disposition gains, of which our share was $279 million. Results benefitted from ‘same-store’ growth of 10%, on a constant currency basis, and the contribution from new investments acquired in 2016. Disposition gains for the year were $95 million, reflecting our share of the gains on the sale of utility assets. Our flagship listed partnership, Brookfield Infrastructure Partners, recently announced an 11% distribution increase, marking the eighth consecutive increase since its inception in 2008.
Growth prospects for our business are strong, driven by ongoing organic growth initiatives and a number of acquisitions. We have in excess of $2 billion of committed development projects underway and a majority of this backlog will be commissioned within the next 12 to 18 months. We deployed $850 million into such projects in 2016 and identified $1.4 billion of additional projects as we continued to replenish our backlog.
Looking ahead, we are focused on closing nearly $7 billion of transactions, all of which should be completed in the first half of 2017. We are building out our Brazilian utility business by investing $5 billion in NTS, a large-scale natural gas pipeline system, and approximately $1 billion over the next five years to construct 4,200 km of new electricity transmission lines. We also recently agreed to invest approximately $600 million in India to acquire a portfolio of over 40,000 telecommunications towers, representing approximately 10% of the country’s towers. Similar to our existing tower business in France, this is a high quality business that generates secure, sustainable cash flows but is expected to benefit from continued growth in the industry.
We have significant capital in our flagship listed partnership and private funds for new investments. At Brookfield Infrastructure Partners, we recently raised almost $1 billion at the corporate level through a series of common and preferred equity unit issuances. We also generated a further $1 billion of net cash proceeds in 2016 from two asset sales and the partial disposition of our toehold position in Asciano, with the remainder rolled into our ports investment.
Brookfield Private Equity Group
Our private equity operations generated FFO of $491 million for the year, of which our share was $468 million. We generated strong results both from our directly owned operations and the businesses we now own through Brookfield Business Partners. Our North American residential development business and our investment in Norbord continue to be positively impacted in the U.S. and Ontario by a strong housing market backed by limited supply. Key fundamentals remained favourable in 2016, including increased consumer confidence and job growth. We are also seeing a positive trend in consumer confidence in our Brazilian residential markets, where we are now launching new projects on a selective basis.
We announced the acquisition of a 70% interest in Ambiental. This is Brazil’s largest private water distribution, collection and treatment company and we believe it is well positioned to provide a growing share of the water and sewage improvements planned over the next two decades. We also entered into an agreement to sell our bath and shower manufacturing business to a strategic buyer in the U.S. for a sizable gain. We acquired this business during the U.S. housing crisis and repositioned the company, which included appointing a new management team, redefining strategy, reducing costs, and focusing on new product development.
Earlier this year we took advantage of the volatility in capital markets and the selloff in high yield debt to acquire equity and debt securities at attractive valuations in a number of energy related and industrial businesses with high quality assets and solid long-term fundamentals. Given the rally in capital markets, these investments did not lead to restructurings, so we exited most of the positions with gains.

2016 ANNUAL REPORT 9

A number of our investments have started by us acquiring debt in potential restructurings. This includes our investment in Vistra Energy, formerly TCEH Corp., a Texas utility company. Vistra Energy recently emerged from bankruptcy and is currently trading in the over-the-counter market. The company is led by a new management team, boasts a much leaner and more efficient business with a strong balance sheet, and generates significant free cash flow. We believe the future for Vistra Energy is positive, with significant upside potential from rising energy prices in Texas which could come from both improved natural gas prices and tightening supply and demand. We control approximately 15% of the company with institutional clients.
CLOSING
We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

February 9, 2017

10 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended December 31, 2016. This MD&A should be read in conjunction with our 2016 annual consolidated financial statements and related notes and is dated March 31, 2017. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Organization of the MD&A

PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		Liquidity	63
Our Business	12	Basis of Presentation	40	Review of Consolidated Statements
Strategy and Value Creation	12	Summary of Results by Operating		of Cash Flows	66
Economic and Market Review	14	Segment	43	Contractual Obligations	67
Basis of Presentation and Use of		Asset Management	43	Exposures to Selected Financial
Non-IFRS Measures	16	Property	47	Instruments	68
PART 2 – Financial Performance		Renewable Power	49	PART 5 – Operating Capabilities,
Review		Infrastructure	51	Environment and Risks
Selected Annual Financial		Private Equity	53	Operating Capabilities	69
Information	18	Residential Development	55	Risk Management	69
Annual Financial Performance	19	Corporate Activities	56	Business Environment and Risks	70
Financial Profile	30	PART 4 – Capitalization and Liquidity		PART 6 – Additional Information
Summary of Quarterly Results	37	Financing Strategy	58	Accounting Policies and Internal
Corporate Dividends	39	Capitalization	59	Controls	84
		Interest Rate Profile	63	Related Party Transactions	88
We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial and operating measures on pages 40 to 42 of our December 31, 2016 Annual Report.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Annual Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 169.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

2016 ANNUAL REPORT 11

PART 1 – OVERVIEW AND OUTLOOK
OUR BUSINESS
Brookfield is a global alternative asset manager with approximately $250 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity. We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets.
We earn asset management income including base management fees, carried interest and other forms of performance income for doing so. As at December 31, 2016, our listed partnerships, private funds and public securities portfolios represented $110 billion of invested and committed fee bearing capital. This capital includes public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and managed portfolios of listed securities through a series of segregated accounts and mutual funds.
We align our interests with clients by investing alongside them and have over $30 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.
Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies; (ii) utilize our global reach to identify and acquire high quality assets at favourable valuations; (iii) finance them on a long-term basis; (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns; and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.
Organization Structure
Our operations are organized into five operating business groups. Our property, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our asset management business, which is responsible for managing our various pools of capital, development of new products for our clients and fundraising for our various fund products.
Our balance sheet capital is invested primarily in our four flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”); and Brookfield Business Partners L.P. (“BBU” or “Brookfield Business Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our property, renewable power and infrastructure segments. During the second quarter of 2016, we completed the formation of Brookfield Business Partners by way of a special dividend to shareholders, which is the primary vehicle through which we own and operate the majority of the industrial and services businesses of our private equity business group. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.
STRATEGY AND VALUE CREATION
Our business is centered around the ownership and operation of real assets, which we define as long-life, physical assets that form the critical backbone of economic activity, including property, renewable power and infrastructure facilities. Whether they provide high quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.
We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

12 BROOKFIELD ASSET MANAGEMENT

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital to continuously increase returns. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities. Our operating business groups include over 70,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. As real asset operations tend to be industry specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency, productivity and returns.
We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and are more challenging to execute. We believe these situations provide more attractive valuations recognizing also that they may appear out of favour and generate lower initial returns. We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying capital, as we can invest in both acquisition and development initiatives, depending on the relative attractiveness of returns.
We strive to finance our operations on a long-term, investment-grade basis, and most of our capital consists of equity and stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns and strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
As an asset manager, we create value for shareholders in the following ways:

•
We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage and additional performance-based returns such as incentive distributions and carried interest. Accordingly, we create value by increasing the amount of fee bearing capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•
We are able to source large scale capital from multiple sources. We invest significant amounts of our own capital alongside our clients. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients, and enables us to create value by directly participating in the cash flows and value increases generated by these assets in addition to the performance returns that we earn as the manager.

•
Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized real asset experience can help ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•
We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to own our businesses in a manner that maximizes our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•
Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

2016 ANNUAL REPORT 13

ECONOMIC AND MARKET REVIEW
(As at March 8th, 2017)
The predictions and forecasts within our Economic and Market Review and Outlook are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section. For details on risk factors from general business and economic conditions that may affect our business and financial results, refer to Part 5 – Operating Capabilities, Environment and Risks.
Overview and Outlook
In 2016, the year began with weak inflation across most of the developed world due to falling commodity prices and modest economic growth. This supported further interest rate cuts (Europe and Australia), reduced expectations for rate hikes (U.S.), and even new policies targeting interest rate levels (Japan). Meanwhile, many countries in Latin America were dealing with above-target inflation and high interest rates due to a combination of weakening currencies and weather-related events (Colombia, Brazil, and Peru). As the year progressed, inflation began returning to target, aided by a rebound in commodity prices and firmer growth (developed countries) and stabilizing currencies (Latin America). Overall, real GDP growth was slightly lower in 2016 than 2015, with the U.S. slowing to 1.6% year over year and Eurozone slowing to 1.7%. Latin America also saw a modest slowdown, with many countries growing by 1.5 to 2.5%, except for Peru (3.9%) which outperformed and Brazil (-3.6%) which remained in a recession. The outlook for growth in 2017 is brighter, as many countries ended the year stronger than they started. However, it also looks riskier from a geopolitical perspective, with major elections in Europe (France and Germany), the start of Brexit negotiations, and uncertainty related to U.S. trade and foreign policy. We expect developed markets to continue averaging close to 2% growth, and the developing countries to recover to a faster pace than what was seen in 2016.
United States
The U.S. economy grew by 1.6% in 2016, slightly below the 2.2% average from 2009-2015. Consumer spending remained the primary growth driver, but unlike recent years, investment growth was weak. Nonetheless, the second half of the year was much stronger than the first half, and there is solid momentum heading into 2017. The labour market remains very strong, with the unemployment rate down to 4.8%, initial jobless claims below 250 thousand (40-year low), and the number of discouraged workers nearly back to pre-crisis levels. This is very close to what the Federal Reserve considers to be full employment, and it is supporting strong wage growth and helping push inflation back to the Fed’s 2% target. Inflationary pressures could build in 2017, particularly if the new administration increases spending, cuts taxes, or raises import tariffs. In this context, we expect to see multiple rate hikes this year as the Fed’s targets are met. Interest rate divergence with other developed nations should continue to support a strong USD. Meanwhile, momentum in the housing sector stalled in 2016 after several years of strong growth, and annual housing starts of approximately 1.2 million remains below our estimate of the sustainable range (1.4 to 1.6 million). We continue to see upside to housing starts in 2017. Overall, real GDP should continue to grow by 2-3%, barring any major policy disruption.
United Kingdom
Real GDP in the U.K. grew 2.0% in the fourth quarter and by 1.8% overall in 2016. Growth continues to defy forecasts for a sharp downturn in the wake of Brexit, but inflation has risen quickly from 0.4% in June to 1.9% in January, as the GBP depreciation (-10% on a trade-weighted basis) is being passed on to consumers. Inflation will likely exceed the Bank of England’s 2% target early in 2017 and could impact consumption, the primary driver of growth, if real purchasing power erodes. Year-over-year job growth averaged 1.7% through the first nine months of 2016, but slowed to just 1% in the fourth quarter. Despite the uncertainty related to Brexit, industrial production and manufacturing grew faster in the second half of the year, aided by the weaker pound. The outlook for 2017 is mixed, but consumer spending will likely be the key. If consumption holds up despite higher inflation, growth should remain solid and the Bank of England may need to consider a rate hike. Alternatively, if consumption weakens, growth could slow abruptly, as some originally expected. Longer term, if Brexit leads the U.K. to become a more closed nation, in terms of both immigration and trade, it will have lower growth potential.
Eurozone
Eurozone real GDP grew steadily at 1.7% in the fourth quarter, and 1.7% overall in 2016. Germany and Spain both outperformed the region in 2016, growing by 1.8% and 3.0%, respectively. Italy and France were laggards, growing at 1.0% and 1.2%. Countries that were initially hit the hardest during the Euro crisis are now outperforming, as job growth in Spain and Ireland was more than double the Eurozone average in 2016 (2.7% vs. 1.3%). Despite some progress in 2016, structural issues remain in the region, with budget deficits in the 2 to 5% range and debt-to-GDP ratios in the 100 to 140% range. Italy, Portugal, Spain and France are not making progress towards reducing government debt levels. This leaves some countries, particularly Italy and Portugal, with debt ratios over 130% of GDP, susceptible to rising interest rates. While the ECB is keeping downward pressure on regional interest rates, global rate movements can still push Eurozone rates higher, as seen in the fourth quarter. 2017 will be a major year for European politics, with elections in France and Germany, and potentially in Italy after a failed referendum in December led the Prime Minister to resign. Rising popularity of anti-EU parties continues to be a key risk.

14 BROOKFIELD ASSET MANAGEMENT

Brazil
Brazil’s economic contraction continues to slow, with real GDP declining 2.5% year over year in the fourth quarter and 3.6% overall in 2016. Brazil looks to be on track to resume growth in 2017 after a deep two-year recession. Net exports continue to rise, while the contractions in consumption and investment have slowed. Inflation declined sharply from 10.7% last January to 5.4% this January. In response, the central bank has cut interest rates by 200 bps since October, and further cuts will provide relief to public finances, consumers, and businesses. The government’s primary deficit stood at 2.5% of GDP in November, while the budget deficit (which includes interest payments) remains wide at 9.3% of GDP. As the central bank lowers interest rates, financing costs and the budget deficit will be substantially reduced. A virtuous cycle of lower inflation and lower interest rates will also help stimulate investment. The unemployment rate rose to 12% in December, with job cuts particularly acute in manufacturing and construction. However, this significant slack in employment could lead the economy to outperform in the coming years once growth returns. The Lava Jato corruption investigations continue, and upcoming plea bargain testimonies are a key short-term uncertainty for the markets and popular sentiment. However, this challenging period has placed pressure on the administration to accelerate economic reforms, which are now underway. This leaves Brazil, with its large and growing middle class, well placed to grow sustainably in the medium and long term.
Canada
Growth in Canada rebounded to 1.4% in 2016 after growing by 0.6% in 2015. The pain in the energy sector has begun to ease with global oil prices rising back to the $50-55/barrel level and investment may positively contribute to growth again in 2017 after declining for two years. There continues to be disparities in performance between provinces, with Alberta and Saskatchewan shedding a combined 500k jobs in 2016, while the diversified economies of Ontario, Quebec, and British Columbia added 2.2 million. Overall, substantial slack remains in the economy, and Canada should continue to grow at a slower pace than the U.S. The Bank of Canada will likely maintain an accommodative monetary policy to keep the CAD weak and support the economy until it is operating closer to full capacity. A key risk remains high consumer debt levels and high housing prices in Toronto and Vancouver – a correction in housing prices would lead to weaker growth.
Australia
Australia grew by 2.5% in 2016, but slowed in the second half, growing by 1.9% in Q3 and 2.4% in Q4. Growth is being driven by a combination of higher export volumes (LNG, coal, and iron ore), steady consumer spending and higher government spending on major infrastructure projects. Offsetting some of the growth was a steep decline (-35%) in mining investment. Higher commodity prices and export volumes led to Australia’s first trade surplus in three years in the fourth quarter. Employment started the year strong, growing 2.1% year over year in the first half of 2016, but slipped in the second half of the year to 1.1%, with all of the growth coming from part-time jobs. A similar story was seen in retail sales volumes, which grew by 2.7% year over year in the first half of 2016 before slipping to 1.7% in the second half. The housing sector remained a key driver of consumption and investment in 2016 as prices continued to rise, but a surge in housing starts – paired with high household debt levels – creates a risk of a correction in the next couple of years. Given these risks, and fairly benign inflation, the central bank will look to keep interest rates low.
China
China reported real GDP growth of 6.7% in 2016, aided by a surge in government-directed credit (total social financing) of 16%. The credit boost lifted the real estate market, with prices in Tier 1 cities rising 28% in 2016. It also supported a recovery in key industrial indicators, including investment (+8%), housing starts (+8%), and industrial power consumption (+2%). However, corporate debt levels have risen to 175% of GDP, the highest of any major economy, which poses a risk. The transition from investment-driven economy to consumption-driven is still in its early stages, and the economy may experience some volatility along the way. Despite the risks ahead, China’s growing middle class continues to spend more, with retail sales growth remaining above 10%. China is also seeking to compete in higher value-added sectors, and its R&D spending (2.1% of GDP) is nearly on par with the OECD average (2.4% of GDP). China faces a declining working-age population in the coming years, so growth should slow down, but continued productivity gains will support sustained economic development.
India
India’s official real GDP grew by 7.5% in 2016 and remains one of the fastest growing developing countries in the world. Inflation continued to decline – reaching a five-year low of 3.2% in January – supported by lower food prices following last year’s strong harvest. In response, the central bank has started to cut interest rates. India introduced a sales tax reforms bill in Q3, which should improve inter-state trade flows and tax collection. The November decision to withdraw the largest denominated bills from circulation (86% of the total) faced logistical challenges in its rollout, particularly in India’s largely cash-based informal economy. While this could dampen activity in the near term, it should accelerate financial sector formalization and support continued growth in the country.

2016 ANNUAL REPORT 15

BASIS OF PRESENTATION AND USE OF NON-IFRS MEASURES
Basis of Accounting
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext. The following discussion contains a summary of two key IFRS accounting policies that we believe are particularly relevant to users of our financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements, which also contains a summary of judgments and estimates.
Election of Fair Value Accounting
We account for a number of our assets at fair value including our commercial properties, renewable power facilities, and certain of our infrastructure and financial assets.
We classify the vast majority of the property assets within our office, retail and opportunistic portfolios as investment properties. We have elected to record our investment properties at fair value, and accordingly changes in the value of these assets are recorded as fair value changes within net income on a quarterly basis. Depreciation is not recorded on investment properties.
Our renewable power facilities, certain of our infrastructure assets and hospitality assets within our property portfolio are classified as property, plant and equipment and we have elected to record these assets at fair value using the revaluation method. Unlike investment properties, these assets are fair valued on an annual basis and changes in value are recorded as revaluation surplus within other comprehensive income and accumulated within equity. Depreciation is determined on the revalued carrying values at the beginning of each year and recorded in net income.
A significant portion of our infrastructure operation’s assets such as public service concessions are classified as intangible assets and reflect the fair value of the regulatory rate base or other characteristics at acquisition. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives.
Property, plant and equipment and inventory included within our private equity and residential development operations are typically recorded at amortized historic cost or the lower of cost and net realizable value. Other intangible assets and goodwill are recorded at amortized cost or cost.
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose (i.e. whether a security is held for trading, classified as available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity.
Equity accounted investments follow the same accounting principles as our consolidated operations and accordingly, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
Consolidated Financial Information
We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities.
As a result, we include 100% of the revenues and expenses of these entities in our consolidated statements of operations, even though a substantial portion of the net income in these consolidated entities is attributable to non-controlling interests. On the other hand, revenues earned and expenses paid between us and our subsidiaries, such as asset management fees, are eliminated in our consolidated statements of operations; however, these items impact the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the Corporation are eliminated from consolidated revenues and expenses.  However, as the common shareholders are attributed all of the fee revenue while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.

16 BROOKFIELD ASSET MANAGEMENT

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within our Consolidated Statements of Operations and “two-lines” within Consolidated Statements of Comprehensive Income as  equity accounted income that may be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.
Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.
Use of Non-IFRS Measures
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

2016 ANNUAL REPORT 17

PART 2 – FINANCIAL PERFORMANCE REVIEW
SELECTED ANNUAL FINANCIAL INFORMATION

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)				Change
Condensed Statements of Operations	2016	2015	2014	2016 vs 2015	2015 vs 2014
Revenues	$24,411	$19,913	$18,364	$4,498	$1,549
Direct costs	(17,718)	(14,433)	(13,118)	(3,285)	(1,315)
Gross margin[1]	6,693	5,480	5,246	1,213	234
Other income and gains	482	145	190	337	(45)
Equity accounted income	1,293	1,695	1,594	(402)	101
Expenses
Interest	(3,233)	(2,820)	(2,579)	(413)	(241)
Corporate costs	(92)	(106)	(123)	14	17
Fair value changes	(130)	2,166	3,674	(2,296)	(1,508)
Depreciation and amortization	(2,020)	(1,695)	(1,470)	(325)	(225)
Income taxes	345	(196)	(1,323)	541	1,127
Net income	3,338	4,669	5,209	(1,331)	(540)
Non-controlling interests	(1,687)	(2,328)	(2,099)	641	(229)
Net income attributable to shareholders	$1,651	$2,341	$3,110	$(690)	$(769)
Net income per share	$1.55	$2.26	$3.11	$(0.71)	$(0.85)

1. Gross margin is defined on page 20

Condensed Statements of Other Comprehensive Income (Loss)
Revaluation of property, plant and equipment	$824	$2,144	$2,998	$(1,320)	$(854)
Foreign currency translation	1,236	(3,461)	(1,717)	4,697	(1,744)
Financial contracts and other	496	(475)	(483)	971	8
Equity accounted investments	430	515	223	(85)	292
Taxes on above items	(173)	(448)	(610)	275	162
Other comprehensive income (loss)	2,813	(1,725)	411	4,538	(2,136)
Non-controlling interests	(1,992)	945	(110)	(2,937)	1,055
Other comprehensive income (loss) attributable to shareholders	821	(780)	301	1,601	(1,081)
Comprehensive income attributable to shareholders	$2,472	$1,561	$3,411	$911	$(1,850)

Selected Balance Sheet Information				Change
AS AT DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Consolidated assets	$159,826	$139,514	$129,480	$20,312	$10,034
Borrowings and other non-current financial liabilities	72,650	65,420	60,663	7,230	4,757
Equity	69,688	57,227	53,247	12,461	3,980
Dividends declared for each class of issued securities for the three most recent years are presented on page 39.

18 BROOKFIELD ASSET MANAGEMENT

ANNUAL FINANCIAL PERFORMANCE
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. We have disaggregated several of the line items into the amounts that are attributable to our seven operating segments in order to facilitate the review. The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years.
Overview
2016 vs. 2015
Consolidated net income for the year ended December 31, 2016 was $3.3 billion compared to $4.7 billion in 2015. Gross margin increased by $1.2 billion, attributable to new businesses and developments that were acquired or completed during the year and operational improvements across our businesses, including the commencement of new leases and improved pricing in our panel board business. The acquisitions and developments also led to increases in interest expense and depreciation of $413 million and $325 million, respectively.
Fair value changes were a loss of $130 million in 2016, whereas we recorded fair value increases of $2.2 billion in 2015. Fair value changes relating to our investment properties were a gain of $1.0 billion due to value increases, primarily in our opportunistic property portfolios. Appraised values in our core office portfolios were consistent with the prior year end as the strengths in some markets offset weaknesses in others. Furthermore, the impact of rising interest rates on our discount rates was offset by de-risking of certain properties through leasing activity and the general compression of spreads between interest and capitalization rates for commercial properties. We recorded appraisal gains in our opportunistic properties due to improvements in projected cash flows and reviews of comparable transaction metrics for certain opportunistic asset classes. Investment properties appraisal gains were offset by the impact of impairments on certain financial assets that are valued based on stock market prices and certain non-core manufacturing businesses that have been classified as held for sale.
Income taxes represented a net recovery as a result of a reduction in the effective tax rate on certain property assets following a change in ownership structure. Equity accounted income declined by $402 million, primarily due to a decrease in the amount of fair value gains recorded in these entities. We also recorded a higher level of other income and gains, largely due to gains on the disposition of hospitality properties during the year.
Net income attributable to common shareholders totalled $1.7 billion, or $1.55 per share, compared to $2.3 billion, or $2.26 per share in 2015. The decline of $641 million in the amount of net income attributable to non-controlling interests reflects the overall decline in net income, as well as a reattribution of income related to carried interest earned.
2015 vs. 2014
Consolidated net income for the year ended December 31, 2015 was $4.7 billion, compared to $5.2 billion in 2014. Gross margin increased by $234 million as the contribution from acquired assets, completed developments and new leases in our commercial office portfolio was largely offset by a lower contribution from our renewable power operations, due to below average generation, and reduced deliveries in our residential operations, as well as the absence of contributions from assets sold since the 2014 period and the impact of foreign currency. A $1.5 billion decline in fair value changes compared to the prior year, combined with a higher provision for depreciation and amortization, was partially offset by a reduction in deferred income taxes. Lastly, a larger proportion of net income was attributable to non-controlling interests which further reduced net income attributable to Brookfield shareholders.
Fair value changes declined from 2014 to 2015. Appraisal gains on investment properties held within consolidated subsidiaries totalled $2.2 billion, which were $991 million less than the prior year. In addition, gains arising within fair value changes on the value of warrants we hold in General Growth Properties Inc. (“General Growth Properties” or “GGP”) were $556 million lower in the current year. Income taxes in 2015 includes a $464 million deferred income tax recovery on a change in the effective tax rates of some of our commercial properties, and an overall lower level of deferred income taxes associated with the lower level of investment property fair value gains.
Net income attributable to shareholders decreased by $769 million from 2014 to $2.3 billion in 2015 or $2.26 per share. Much of the increase in revenues net of direct costs relates to acquisitions within consolidated funds in which Brookfield has a lower economic interest while the decrease in fair value changes occurred within our property operations in which we have a higher ownership interest.

2016 ANNUAL REPORT 19

Foreign Currency Translation
The most significant currency exchange rates that impact net income are shown in the following table:

FOR THE YEARS ENDED DEC. 31	Average Annual Rate			Change
	2016	2015	2014	2016 vs 2015	2015 vs 2014
Australian dollar	0.7441	0.7523	0.9023	(1)%	(17)%
Brazilian real	3.4904	3.2776	2.3469	(6)%	(40)%
British pound	1.3554	1.5285	1.6478	(11)%	(7)%
Canadian dollar	0.7555	0.7832	0.9057	(4)%	(14)%
The average annual foreign exchange rates relative to the U.S. dollar for the more significant currencies that impact our business were lower for the year ended December 31, 2016, than that of 2015 and 2014. As a result of these rate variations, the U.S. dollar equivalents of the contributions from our subsidiaries and investments in these regions, particularly in the U.K., were lower in 2016 than in 2015 and 2014, all else being equal. From time to time, we mitigate the impacts of movements in foreign exchange rates through the use of financial contracts, where it is economically feasible to do so.
Statements of Operations
Revenues and Gross Margin
The following table presents consolidated revenues and gross margin, which we have disaggregated into our operating segments in order to facilitate a review of year-over-year variances. Gross margin is calculated as revenues less direct costs as presented in our Consolidated Statements of Operations. Acquisitions, dispositions, changes in the basis of presentation, such as between consolidation or equity accounting following changes in control, can impact revenues and direct costs concurrently, as can foreign currency fluctuations; accordingly, analysis of revenues less direct costs (i.e. gross margin) on a segmented basis can facilitate analysis by presenting the net impact of these items.

Revenues from our property and infrastructure assets tend to be relatively consistent between periods because they are largely determined by contractual arrangements, whereas renewable power revenues can be impacted by changes in water availability and wind conditions. Revenues within our private equity business generally vary in line with changes in the level of economic activity, with the exception of our construction operations that can fluctuate significantly with the award of large contracts.

	Revenue		Gross Margin		Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	Revenue	Gross Margin
Asset management	$1,320	$921	$877	$544	$399	$333
Property	6,338	5,444	3,306	2,779	894	527
Renewable power	2,474	1,632	1,429	1,072	842	357
Infrastructure	2,414	2,126	1,230	1,236	288	(6)
Private equity	9,962	8,580	772	642	1,382	130
Residential development	3,019	2,329	196	253	690	(57)
Corporate activities	235	78	181	54	157	127
Eliminations and adjustments[1]	(1,351)	(1,197)	(1,298)	(1,100)	(154)	(198)
Total consolidated	$24,411	$19,913	$6,693	$5,480	$4,498	$1,213

1.
Adjustment to eliminate asset management fee revenue and carried interest, interest income earned from entities that we consolidate and revenues earned on construction projects between consolidated entities. See Note 3 to our consolidated financial statements

20 BROOKFIELD ASSET MANAGEMENT

	Revenue		Gross Margin		Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2015	2014	2015	2014	Revenue	Gross Margin
Asset management	$921	$771	$544	$399	$150	$145
Property	5,444	5,010	2,779	2,382	434	397
Renewable power	1,632	1,679	1,072	1,149	(47)	(77)
Infrastructure	2,126	2,193	1,236	1,202	(67)	34
Private equity	8,580	6,158	642	442	2,422	200
Residential development	2,329	2,912	253	2,519	(583)	(2,266)
Corporate activities	78	199	54	108	(121)	(54)
Eliminations and adjustments[1]	(1,197)	(558)	(1,100)	(2,955)	(639)	1,855
Total consolidated	$19,913	$18,364	$5,480	$5,246	$1,549	$234

1.
Adjustment to eliminate asset management fee revenue and carried interest, interest income earned from entities that we consolidate and revenues earned on construction projects between consolidated entities. See Note 3 to our consolidated financial statements

Asset Management
2016 vs. 2015
Revenues in our asset management operations increased by $399 million or 43% in 2016 due to a $257 million increase in base management fees and incentive distributions and a $129 million increase in carried interest on the monetization of investments in our private equity and property private funds. Base management fees from funds increased by $186 million to $495 million, as these fees benefitted from a 44% increase in fee bearing capital driven by new fund commitments. Listed partnership fees increased $58 million due to a 15% increase in capitalization from higher market pricing and new issuances of debt and equity, in addition to the launch of BBU which had a capitalization of $2.3 billion at the time of the initial spin-off. Incentive distributions increased by $32 million, reflecting our participation in our listed partnerships’ unitholder distribution increases in 2016. Gross margin increased by $333 million to $877 million due to the aforementioned increases in revenues, which were partially offset by higher direct costs driven by the expansion of our operations.
2015 vs. 2014
Revenues in our asset management operations increased by $150 million or 19% in 2015 primarily due to a $155 million increase in base management fees. Base management fees from private funds increased by $93 million or 38%, including $83 million of fees earned on new fund commitments. We also earned an additional $24 million of incentive distributions reflecting our incentive participation in our listed partnerships’ unitholder distribution increases in 2015. In addition, we realized $49 million (2014 – $8 million) of carried interest on the monetization of properties. Gross margin increased from $399 million to $544 million as the increases in fees were partially offset by $36 million of additional costs associated with the expansion of our operations as well as incentive compensation paid on the realization of carried interest.
Property
2016 vs. 2015
Revenue increased by $894 million or 16% mainly as a result of incremental capital allocated to higher yielding opportunistic investments and same-property growth in our core office business. Acquisitions contributed an additional $612 million of revenues in the year, primarily through our opportunistic funds. These included the acquisition of an office portfolio in Brazil, a self-storage portfolio, a student housing portfolio and the privatization of a U.S. regional mall business. Same-property growth in our core office portfolio contributed $39 million in revenue driven by the commencement of new leases, particularly at the Brookfield Place New York redevelopment project. Merchant development sales increased revenues and gross margins by $296 million and $117 million, respectively. These increases were offset by the disposition or partial disposition of mature assets within our core office and retail portfolios. Gross margin increased by $527 million or 19% to $3.3 billion due to the redeployment of capital in higher margin asset classes, including self-storage and student housing, a full year of contribution from our U.K. resort business, and higher rental income following the renovation program within our multifamily portfolio.

2016 ANNUAL REPORT 21

2015 vs. 2014
Acquisitions within our property operations increased revenues and gross margins by $803 million and $552 million, respectively, in comparison to 2014. Acquisitions in 2015 include a large U.K. resort operator and multifamily properties in the U.S. Margins in our property operations increased significantly in 2015 due to the acquisition of a large triple net lease portfolio in the second half of 2014, which incurs minimal direct costs. The contribution from these investments and same-property growth in occupancy and rental rates in our office portfolio, particularly in Lower Manhattan, was partially offset by the effects of lower exchange rates on results from our foreign operations and the elimination of $176 million of revenues and $104 million of gross margins following the disposal of assets throughout the year. Significant dispositions in 2015 included office properties in Melbourne, Australia, Washington, D.C. and Boston.
Renewable Power
2016 vs. 2015
Revenues and gross margin increased by $842 million and $357 million compared to the prior year, respectively, primarily due to acquisitions in Colombia, Brazil and Pennsylvania, which contributed $882 million of additional revenues. The impact of stronger hydroelectric generation in Canada and Brazil, coupled with improved wind generation in Brazil were offset by lower pricing in our North American and Brazilian hydroelectric portfolios, as well as the impact of foreign exchange on our non-U.S. denominated operations. Gross margin increased by $357 million as the increase in revenues from acquisitions were partially offset by the associated increase in direct costs of $470 million.
2015 vs. 2014
Generation from facilities acquired and completed developments coming online increased revenues by $202 million in 2015, compared to 2014. This positive variance was more than offset by lower generation from assets held in both periods, reduced pricing and negative foreign currency variation. Lower hydrology conditions in the northeast U.S. and in Brazil, and lower overall wind conditions, reduced revenues from assets held throughout both periods by $84 million during the year. In addition, North American electricity pricing decreased relative to the prior year, which reduced revenue by $42 million in aggregate. Gross margin decreased by $77 million, reflecting the decline in revenue as well as an increase of $30 million in direct costs over the prior year, primarily due to costs associated with newly acquired facilities.
Infrastructure
2016 vs. 2015
Revenues in our infrastructure operations increased by $288 million in 2016 compared to 2015. The increase in revenue is primarily due to acquisitions and internal growth initiatives completed over the past 12 months which contributed $380 million of additional revenues, net of dispositions. Acquisitions in 2016 include a ports business in Australia, North American gas storage, and toll roads in India and Peru. Completion of expansion projects also contributed to revenue growth, in particular from projects completed within our U.K. regulated distribution business and district energy operations. This increase was partially offset by the impact of lower currency exchange rates on revenues at non-U.S. subsidiaries. Gross margin decreased by $6 million, reflecting direct costs of $325 million from businesses acquired in 2016 and $50 million in costs associated with higher volumes were partially offset by the aforementioned increases in revenues.
2015 vs. 2014
Revenues in our infrastructure operations declined by $67 million in 2015 compared to 2014. Improved volumes across our businesses, along with higher rates and tariff increased revenues by $180 million from 2014. These increases were more than offset by the impact of lower currency exchange rates on revenues at non-U.S. subsidiaries. Gross margin increased by $34 million compared to 2014 as increased costs of $53 million from businesses acquired in 2015 and $24 million in costs associated with higher volumes were more than offset by a decrease from the depreciation of the non-U.S. dollar currencies in which we operate and a decrease of $25 million resulting from cost reduction programs.
Private Equity
2016 vs. 2015
Revenues increased by $1.4 billion as a reflection of earnings from entities which were acquired throughout 2015 that now have contributed revenues for the full year, namely in our other industrial operations segment which included an infrastructure support business acquired in June 2015 a graphite electrode manufacturing operations acquired in August 2015, and our palladium business

22 BROOKFIELD ASSET MANAGEMENT

acquired in August 2015. Revenues in our construction services operations increased 14% from $3.8 billion in 2015 to $4.4 billion in the current year as a result of an increased level of activity in Australia and the U.K. Furthermore, our directly held panel board business benefitted from higher pricing and volume in the North American oriented strand board (“OSB”) market throughout the year, increasing revenue by $368 million. This increase in revenue combined with the aforementioned increase in activity at our construction services operations contributed to higher gross margins, partially offset by lower margins on an Australian contract; this resulted in an overall increase of $200 million in gross margin compared to last year.
2015 vs. 2014
The increases in revenues are substantially attributable to the businesses acquired throughout the year, including a U.S. industrial manufacturing operation, an infrastructure products manufacturing operation and a Canadian palladium mine. Revenues at our directly held panel board operations decreased by $103 million or 7% in 2015, primarily due to lower prices partially offset by a 4% increase in shipment volumes. Revenues from our construction services operation increased by $1.0 billion as a number of large projects commenced during the year. A large percentage of revenues and costs are earned and incurred in non-U.S. dollars, therefore the decline in the value of local currencies reduced the translated value of gross margins by $19 million. Other business services revenues increased by $873 million as a result of the acquisition of an integrated facilities management business during the first quarter of 2015. This increase was partially offset by reduced volumes in our residential real estate services business, where revenues decreased by $193 million.
Residential
2016 vs. 2015
Revenues for the year increased by $690 million while gross margins decreased by $57 million. We delivered 43 projects in our Brazilian operation, compared to 25 in the prior year, which increased revenue by $466 million. This increase in revenue was more than offset by higher selling costs and corporate overhead, which resulted in a reduction in gross margins. In our North American operations, we experienced 537 additional home closings and a 7% overall increase in the average home selling prices based on the product mix of homes sold, however, these were offset by lower land gross margins as a result of decreases in average selling prices based on the product mix of lots sold.
2015 vs. 2014
Revenues from our Brazilian operations decreased by $691 million compared to 2014; we delivered fewer projects in 2015 due to a slowing economy in Brazil and delivery dates for a number of projects that were moved to future quarters due to construction and permitting delays. The decline in the Brazilian currency also reduced the translated value of revenues by $364 million. In our North American business, revenues increased by $67 million due to increased housing sales volumes, particularly in the U.S., although these were partially offset by the mix of deliveries being more weighted to lower priced homes and the decreased impact of the lower Canadian dollar on sales in our Canadian operations. Gross margins also declined compared to 2014 with the increased proportion of lower-priced product sold.
Corporate Activities
2016 vs. 2015
Revenues increased as a result of higher level of investment gains within our financial asset portfolio compared to 2015.
2015 vs. 2014
Revenues declined due to reduced level of investment gains within our financial asset portfolio compared to 2014.
Other Income and Gains
Other income and gains in 2016 included gains on the disposition of a portfolio of hospitality assets and hospitality trademarks of $108 million and $131 million, respectively, as well as a $67 million gain from a partial disposition of a toehold position in publicly traded securities.

2016 ANNUAL REPORT 23

Equity Accounted Income
Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Property operations
General Growth Properties	$476	$526	$1,006	$(50)	$(480)
Canary Wharf	10	461	—	(451)	461
Other property operations	445	600	387	(155)	213
Infrastructure operations	314	125	81	189	44
Private equity and other	48	(17)	120	65	(137)
	$1,293	$1,695	$1,594	$(402)	$101
Our share of GGP’s equity accounted income was $476 million this year, compared to $526 million in 2015. GGP’s income, excluding fair value changes and depreciation and amortization, in 2016 was $430 million, which increased by $34 million compared to 2015 due to a 5% improvement in operating results on a same-store basis, partially offset by the absence of income from asset dispositions. GGP recorded fair value gains of $21 million in the year, as asset values remained relatively consistent year over year. Our share of GGP’s equity accounted income in 2015 decreased by $480 million compared to 2014, of which $466 million was due to a reduction in the level of fair value gains recognized by GGP.
Our share of Canary Wharf’s equity accounted income was $10 million in 2016. Income earned from Canary Wharf’s operating activities increased by $55 million to $154 million. This increase was partially offset by $126 million of unrealized losses on interest rate swap contracts, as a result of changes in long-term interest rates. We commenced equity accounting for our interest in Canary Wharf in February 2015 when we increased our ownership from 22% to 50%. Our share of Canary Wharf’s equity accounted income in 2015 included appraisal gains of $332 million related to increases in the value of Canary Wharf’s investment property portfolio since acquisition.
Equity accounted income from other property operations, which consist mainly of core office properties, decreased from $600 million in 2015 to $445 million in 2016 due to the absence of net income from a U.S. regional mall business which we had equity accounted for in the prior year but began consolidating following its privatization in July 2016.
Infrastructure equity accounted income for the year includes a $103 million transaction gain recognized in the second quarter of 2016 on the privatization of our Brazilian toll road investment. The gain was determined based on the difference between the cost paid for our additional interest and our IFRS carrying value of this business.
Equity accounted income from private equity and other investments in 2016 increased by $65 million as the prior year’s results included valuation charges on oil and gas reserves by investee companies and inventory impairments on equity accounted Brazilian residential projects.
Interest Expense
The following table presents interest expense organized by the balance sheet classification of the associated liability:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Corporate borrowings	$241	$225	$228	$16	$(3)
Non-recourse borrowings
Property-specific mortgages	2,498	2,124	2,047	374	77
Subsidiary borrowings	307	330	272	(23)	58
Subsidiary equity obligations	187	141	32	46	109
	$3,233	$2,820	$2,579	$413	$241
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore, the overall increase in the value of the U.S. dollar in this period, compared to the prior year, resulted in a decrease in the translated value of the interest expense on non-U.S. dollar denominated borrowings.

24 BROOKFIELD ASSET MANAGEMENT

Interest expense on property-specific mortgages during the year increased by $374 million over the prior year and included $366 million of interest on additional borrowings associated with acquisitions, particularly within our property, infrastructure and renewable power operations. We continue to refinance maturing obligations and, in certain instances, increased the notional level of borrowings, albeit at reduced rates.
Interest expense on subsidiary borrowings decreased by $23 million largely due to repayments of credit facilities throughout the year. In addition, our Brazilian residential operations continued to reduce the level of borrowings throughout the year, decreasing interest expense.
Subsidiary equity obligations carrying charges increased by $46 million as a result of the interest incurred during the year on the BPY preferred equity units issued in the second quarter.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Investment properties	$960	$2,275	$3,266	$(1,315)	$(991)
General Growth Properties warrants	(110)	(30)	526	(80)	(556)
Investment in Canary Wharf	—	150	(283)	(150)	433
Private equity investments	(665)	(120)	230	(545)	(350)
Redeemable units	(40)	(2)	319	(38)	(321)
Transaction related gains	—	232	(31)	(232)	263
Impairments and other	(275)	(339)	(353)	64	14
	$(130)	$2,166	$3,674	$(2,296)	$(1,508)
Investment Properties
Our investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Core office	$51	$1,638	$2,937	$(1,587)	$(1,299)
Opportunistic and other	909	637	329	272	308
	$960	$2,275	$3,266	$(1,315)	$(991)
Our investment properties are recorded at fair value, generally determined using discounted cash flow analysis or, in limited circumstances, direct capitalization rates. External appraisals and market comparables, when available, are used to support our valuations.
Office property appraisal gains in the year totalled $51 million, compared to $1.6 billion in the prior year. The appraisal gains reflect lower discount rates as a result of de-risking in our portfolio through leasing activity. The impact of rising interest rates was offset by the general compression of spreads between interest rates and capitalization rates for commercial properties. This was partially offset by lower pricing assumptions for projected lease renewals, particularly in commodity-based markets. Appraisal gains in 2015 related to a reduction in capitalization and discount rates as a result of improving markets within our New York, London, Toronto and Australian core office portfolios, and a positive impact on cash flow from leases signed during the period. In 2014, the office appraisal gains were primarily as a result of a decline in capitalization and discount rate as a result of improving economic conditions in the U.S.
We recorded fair value gains of $909 million in opportunistic and other properties which consist of our industrial, multifamily, hospitality and other portfolio. We have been investing additional capital into this property class over the last three years, increasing the asset base on which we record fair value increments. The gains were mainly driven by improved leasing activity in certain industrial properties, higher projected cash flow in our multifamily and triple net lease portfolios, and lower terminal capitalization rates due to operational improvements and review of comparable transactions. We also recorded fair value gains on the recently acquired self-storage business, in which occupancy has increased since acquisition. Additionally, directly held investment properties generated $283 million of gains as a result of improved performance at our multifamily services.

2016 ANNUAL REPORT 25

We discuss the key valuation inputs of our investment properties on page 31.
General Growth Properties Warrants
We hold warrants that are convertible into approximately 75 million common shares of GGP. The share price declined by 8% in the current year, resulting in a $110 million loss. A smaller decline in share price in 2015 generated a $30 million loss in the prior year. This loss was partially offset by our share of the mark-to-market decrease of $36 million on the warrant liability by GGP, which is included in equity accounted income.
Investment in Canary Wharf
We commenced equity accounting for our investment in early 2015 after increasing our interest from 22% to 50% and since that time our share of valuation gains are recorded in equity accounted income. We recognized a $150 million revaluation gain in 2015 based on the price paid when we acquired our additional interest in Canary Wharf. In 2014 we recorded increases of $319 million, in the value of this investment, which related to increases in the value of Canary Wharf’s development activities, as well as the impact of lower discount rates on the valuations of its commercial office properties.
Private Equity Investments
In the fourth quarter of 2016, a company owned within our private equity operation emerged from a multi-year restructuring process and our investment in debt securities of the company was converted into equity. The extinguishment of the debt and establishment of the equity as a new financial asset resulted in a reclassification of the prior unrealized fair value losses of $447 million that had previously been recorded in OCI resulting in an impairment loss being recorded in net income in the current year. The impairment losses also included $81 million of fair value changes recorded in the current period for these securities.
During the second quarter of 2016, we recognized a $106 million impairment relating to certain non-core assets in an investee company that have been classified as held for sale. The impairment was based on the difference between the expected sale price of the assets and our IFRS carrying value.
Transaction Related Gains
Included in 2015 are two significant transaction related gains. First, in January of 2015 we acquired natural gas production facilities in western Canada valued at $652 million for gross consideration of $481 million, including debt financing. Secondly, in February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of the transaction value over our IFRS book value.
During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in the de-consolidation of the business from our results and revaluing our retained interest based on its quoted market price. This gave rise to a $230 million revaluation gain.
Impairment and Other
We recognized $85 million of impairments in 2016, compared with $79 million in 2015 and $121 million in 2014, related primarily to development inventory at our Brazilian residential operations, which are experiencing weaker market fundamentals. This has resulted in a decrease in margins relating to cost overruns and a slowing consumer demand. Additionally, we recognized $92 million of provisions on projects under development at these operations in 2016, compared with $97 million in 2015 and $87 million in 2014.
Other fair value changes also include mark-to-market losses on financial contracts used to offset foreign currency and interest rate exposure.
Depreciation and Amortization
Depreciation and amortization includes the depreciation of property, plant and equipment, as well as the amortization of intangible assets. The two largest contributions to depreciation and amortization come from our renewable power and infrastructure facilities. Many of the assets in these businesses, with the exception of intangible assets, are revalued annually with changes recorded in OCI, but are depreciated in net income. Depreciation is based on their carrying value at the beginning of each year. We do not record depreciation on assets that are classified as investment properties (e.g. commercial office and retail properties) or biological assets (e.g. our timberlands and agricultural assets). The amount of depreciation and amortization is generally consistent year over year with large changes typically due to the addition or removal of depreciable assets, as a result of acquisitions, development and disposition activities, the revaluation of carrying values and the impact of foreign currency revaluation on non-U.S. assets.

26 BROOKFIELD ASSET MANAGEMENT

Depreciation and amortization is summarized in the following table:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Renewable power	$805	$638	$566	$167	$72
Infrastructure	466	390	395	76	(5)
Private equity	389	337	225	52	112
Property	311	267	261	44	6
Other	49	63	23	(14)	40
	$2,020	$1,695	$1,470	$325	$225
The increase in depreciation and amortization each year is driven by acquisitions and development projects, as well as increases resulting from our annual revaluation process. In 2016, the increase primarily relates to the following: our acquisitions of hydroelectric portfolios in Colombia and Pennsylvania in our renewable power operations; a U.S. gas storage business and Indian and Peruvian toll roads, as well as investments in internal growth capital projects, in our infrastructure operations; a full year’s contribution from assets acquired throughout the prior year in our private equity operations; and the acquisition of a U.S. hospitality asset in our property operations. These increases were partially offset by the impact of depreciation eliminated on the previously sold infrastructure assets and the impact of foreign exchange on our non-U.S. dollar denominated operations.
Income Taxes
We recorded an aggregate income tax recovery of $345 million in 2016, compared to a provision of $196 million in 2015 and $1.3 billion in 2014.
The two largest factors contributing to the variance between 2015 and 2016 were the effect of a reorganization of the ownership of certain property assets that resulted in a reduction in the applicable tax rates and the statutory decrease in the tax rates in the U.K., which together reduced our deferred tax expense by $1.0 billion in the current year. Additionally, we recorded lower fair value gains on our investment properties in 2016 compared to 2015, which resulted in a reduction in the associated deferred income taxes. The prior year included a $464 million deferred income tax recovery arising from a change in tax laws in the first quarter of that year that affected our North American office property operations.
Income tax expense includes current taxes of $213 million (2015 – $132 million) and a deferred tax recovery of $558 million (2015 – expense of $64 million). The current tax provision represents the portion of the provision that gives rise to a current tax liability. The deferred tax provision arises from income that is subject to tax in future periods (commonly referred to as timing differences) and the utilization of existing tax assets such as accumulated tax losses.
In our case, the deferred tax provision relates principally to fair value gains, which are not taxable until the assets are sold, and therefore do not give rise to a current tax liability, as well as the depreciation of assets that are depreciated for tax purposes at rates that differ from the rates used in our financial statements.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominately recorded in direct costs.

2016 ANNUAL REPORT 27

Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

				Change
FOR THE YEARS ENDED DEC. 31	2016	2015	2014	2016 vs 2015	2015 vs 2014
Statutory income tax rate	26%	26%	26%	—%	—%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	(35)	(11)	4	(24)	(15)
International operations subject to different tax rates	(5)	(7)	(5)	2	(2)
Taxable income attributed to non-controlling interests	(2)	(6)	(5)	4	(1)
Other	4	2	—	2	2
Effective income tax rate	(12)%	4%	20%	(16)%	(16)%
The most significant change in our annual effective tax rate was a change in tax rates arising from the reorganization of certain of our U.S. property operations and a reduction of the U.K. tax rate, which resulted in a reduction in the effective tax rate. The lower tax rates are applied to cumulative timing differences, such as fair value gains, and resulted in a $900 million reduction of deferred income tax liabilities that is recognized in the current period even though many of the timing differences occurred in prior periods.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 5% decrease in our effective tax rate compared to a 7% reduction in 2015. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 2% and 6% reduction in the effective tax rate relative to the statutory tax rate in 2016 and 2015, respectively.
Non-controlling Interests
Non-controlling interests represent the portion of net income of consolidated entities that is attributable to other investors. Non-controlling interests totalled $1.7 billion in 2016 compared to $2.3 billion in 2015 and $2.1 billion in 2014, representing 51%, 50% and 40% of consolidated net income, respectively, in each of these years. The change in the proportionate interest reflects the acquisitions of assets and business within fund entities in which we have a differing ownership interests as well as changes in the amount of income generated within entities with different ownership levels. On June 20, 2016, we completed the spin-off of BBU resulting in a decrease of ownership in our private equity operations, as these operations were previously wholly owned.
In 2016, net income decreased in certain operations where we have a higher ownership, particularly in our office properties where we recorded a lower level of fair value gains compared to 2015 and 2014, and increased in certain operations where we have a higher ownership, particularly our infrastructure operations. We recorded $149 million of realized carried interest in the period, which resulted in the reattribution of income from non-controlling interests to common equity.
Other Comprehensive Income (“OCI”)
Revaluation of Property, Plant and Equipment
The following table summarizes revaluations of property, plant and equipment:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Renewable power	$333	$1,305	$1,966	$(972)	$(661)
Infrastructure	396	688	708	(292)	(20)
Property and other	95	151	324	(56)	(173)
	$824	$2,144	$2,998	$(1,320)	$(854)

28 BROOKFIELD ASSET MANAGEMENT

Revaluation gains on property, plant and equipment totalled $824 million in 2016, compared to a $2.1 billion recorded in 2015 and $3.0 billion recorded in 2014. Revaluations of property, plant and equipment are primarily influenced by changes in estimated future cash flows and discount rates. Estimated future electricity prices are the primary determining factor of future cash flows in our renewable power operations. In our infrastructure operations, future cash flows are impacted by regulated rates of return on rate bases in our utility assets and tariffs or capacity charges in our transport and energy assets, while expected hotel stays and room rates increase or decrease cash flows in our hospitality assets within our property operations. In 2016, revaluation gains were driven by contributions from growth capital deployed and expansion, as well as higher projected cash flows, partially offset by the impact of rising long-term interest rates on our discount rates. In 2015 and 2014, long-term return expectations decreased, evidenced by comparable asset sales, resulting in an increase in valuations of these assets. Additionally, in each year expected future cash flows increased at most of our operations as a result of expansion projects, business growth and inflation-linked revenue assumptions.
We discuss the key valuation inputs on page 34.
Financial Contracts and Other
The following table presents the components of financial contracts and other:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Financial contracts and power sales agreements	$(113)	$(22)	$(301)	$(91)	$279
Available-for-sale securities	649	(485)	(105)	1,134	(380)
Revaluation of pension obligations	(40)	32	(77)	(72)	109
	$496	$(475)	$(483)	$971	$8
Losses on financial contracts reflect market position of hedge-designated trades at year end. In 2016, fixed-rate swaps in our renewable power operation incurred higher losses due to improving power prices compared to the prior year. The losses in 2014 were a result of declining interest rates on the value of our interest rate contracts.
Changes in the fair value of financial investments that are designated as available-for-sale are recorded through OCI unless we believe that a permanent impairment in value has occurred in which case a provision is recorded in net income. The available-for-sale securities reflects a reclassification of $447 million related to unrealized losses previously recorded in OCI on the restructuring of debt securities to net income. The available-for-sale losses in 2015 include the unrealized losses on the aforementioned securities.
Foreign Currency Translation
We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in OCI. Changes in the value of currency contracts that qualify as hedges are also included in foreign currency translation. The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Australian dollar	$(203)	$(496)	$(392)	$293	$(104)
Brazilian real	1,314	(2,432)	(736)	3,746	(1,696)
British pound	(1,434)	(360)	(327)	(1,074)	(33)
Canadian dollar	286	(1,415)	(922)	1,701	(493)
Other	397	(349)	(337)	746	(12)
	360	(5,052)	(2,714)	5,412	(2,338)
Currency hedges	876	1,591	997	(715)	594
	$1,236	$(3,461)	$(1,717)	$4,697	$(1,744)
Currency hedges include financial contracts that we utilize to manage foreign currency exposures as well as foreign currency debt, which we have elected as a hedge. We hedged the majority of our exposure on the British pound and, accordingly, currency hedging gains include gains on these contracts. We typically do not hedge our Brazilian real equity due to the high cost associated with these contracts, which produced the majority of our net foreign currency translation gain in 2016 and loss in 2015.

2016 ANNUAL REPORT 29

Equity Accounted Other Comprehensive Income
The following table disaggregates consolidated equity accounted OCI to facilitate analysis:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Infrastructure	$486	$303	$164	$183	$139
Renewable power	9	76	58	(67)	18
Property	8	54	11	(46)	43
Private equity and other	(73)	82	(10)	(155)	92
	$430	$515	$223	$(85)	$292
Equity accounted OCI in our infrastructure operations includes revaluation surplus recorded within our Chilean transmission investment, our Brazilian toll road portfolio and, commencing in 2016, our European communications infrastructure investment. During 2016, the increase of $183 million mainly relates to an uplift in the property, plant and equipment revaluation of the European communications investment, resulting in a higher equity accounted OCI compared to the prior year.
In 2015, we purchased a western Australia oil and gas investment within our private equity operations and entered into financial contracts to lock in the price of its scheduled production. The decrease in commodity prices resulted in an $85 million gain on these contracts in that year. In 2016, the unrealized gains were reclassified into the income statement as the contracts were settled, resulting in a reduction in OCI. Additionally, we sold part of the business in 2016 which further decreased the previous unrealized gains.
FINANCIAL PROFILE
Consolidated Assets
The following table presents our consolidated assets at December 31, 2016, December 31, 2015, and December 31, 2014:

AS AT DEC. 31 (MILLIONS)				Change
	2016	2015	2014	2016 vs 2015	2015 vs 2014
Investment properties	$54,172	$47,164	$46,083	$7,008	$1,081
Property, plant and equipment	45,346	37,273	34,617	8,073	2,656
Equity accounted investments	24,977	23,216	14,916	1,761	8,300
Cash and cash equivalents	4,299	2,774	3,160	1,525	(386)
Financial assets	4,700	6,156	6,285	(1,456)	(129)
Accounts receivable and other	9,133	7,044	8,845	2,089	(1,801)
Inventory	5,349	5,281	5,620	68	(339)
Intangible assets	6,073	5,170	4,327	903	843
Goodwill	3,783	2,543	1,406	1,240	1,137
Deferred income tax asset	1,562	1,496	1,414	66	82
Assets classified as held for sale	432	1,397	2,807	(965)	(1,410)
	$159,826	$139,514	$129,480	$20,312	$10,034
Consolidated assets at December 31, 2016 were $159.8 billion, an increase of $20.3 billion since December 31, 2015 and an increase of $10.0 billion from December 31, 2014 to 2015. The increase is primarily due to higher carrying values of our investment properties, property, plant and equipment and equity accounted investments which are discussed below and are predominantly due to acquisitions during the year. Our assets also increased as a result of the appreciation of the Brazilian real against the U.S. dollar, partially offset by a decrease in the value of the British pound.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this presentation is appropriate given the nature of our business strategy.

30 BROOKFIELD ASSET MANAGEMENT

Foreign Currency Translation
The most significant currency exchange rates that impact our balance sheet are shown in the following table:

AS AT DEC. 31	Year-end Spot Rate			Change
	2016	2015	2014	2016 vs 2015	2015 vs 2014
Australian dollar	0.7197	0.7287	0.8172	(1)%	(11)%
Brazilian real	3.2595	3.9604	2.6504	18%	(49)%
British pound	1.2357	1.4736	1.5578	(16)%	(5)%
Canadian dollar	0.7439	0.7227	0.8608	3%	(16)%

As at December 31, 2016, our IFRS net equity of $22.5 billion was invested in the following currencies: United States dollars – 57%; Brazilian reais – 15%; British pounds – 13%; Australian dollars – 9%; Canadian dollars – 4%; and other currencies – 2%. From time to time, we utilize financial contracts to adjust these exposures.
Investment Properties
The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Balance, beginning of year	$47,164	$46,083
Acquisitions and additions	10,810	6,932
Dispositions[1]	(4,612)	(5,924)
Fair value changes	960	2,275
Foreign currency translation	(150)	(2,202)
Total change	7,008	1,081
Balance, end of year	$54,172	$47,164

1. Includes reclassification of investment properties that are held for sale
Acquisitions and additions of $10.8 billion include $9.2 billion of acquisitions within our property operations. Significant acquisitions in 2016 include a mixed-use property in South Korea, a U.S. self-storage business, a U.K. student housing portfolio and the reclassification of properties within a retail mall business in the U.S., which was equity accounted prior to our acquisition of full control during the year. Additions represent capital expenditures on existing properties and development projects.
Dispositions in the current year include mature office properties such as properties in Sydney and Vancouver and the sale of partial interest in a building in New York. Dispositions also include the reclassification of $165 million of properties to assets held for sale as at year end, including two industrial assets in France, a portfolio of multifamily assets in the U.S. and several triple net lease assets in the U.S.
The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years, using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.
The key valuation metrics of our investment properties are presented in the following table on a weighted-average basis, disaggregated into the principal operations of our Property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates.

	Core Office		Opportunistic and Other[1]		Weighted Average
AS AT DEC. 31	2016	2015	2016	2015	2016	2015
Discount rate	6.7%	6.8%	7.6%	7.2%	7.1%	6.9%
Terminal capitalization rate	5.6%	5.7%	7.6%	7.6%	6.2%	6.0%
Investment horizon (years)	12	11	10	8	11	11

1.
Valuation metrics for opportunistic and other as at December 31, 2016 includes Rouse, which was consolidated following our privatization of the business in the second half of 2016. Rouse was previously equity accounted and thus was not included in our valuation metrics for consolidated investment properties in the prior year. Excluding the impact of Rouse, discount rate, terminal capitalization rate and investment horizon in opportunistic and other were 7.3%, 7.4% and 9 years, respectively

2016 ANNUAL REPORT 31

In determining the fair value of investment properties, management uses external information and observable conditions, where possible, supplemented by internal analysis, as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently to one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

The following table presents the impact on the fair value of our investment properties as at December 31, 2016 from a 25 basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT DEC. 31 (MILLIONS)	2016
Core office
United States	$780
Canada	285
Australia	122
Europe	21
Brazil	9
Opportunistic and other
Opportunistic office	200
Opportunistic retail	373
Industrial	63
Multifamily	174
Triple net lease	188
Self-storage	62
Student housing	25

32 BROOKFIELD ASSET MANAGEMENT

Property, Plant and Equipment
The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating business group for analysis purposes:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Renewable Power		Infrastructure		Property		Private Equity and Other		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Balance, beginning of year	$19,738	$19,970	$8,338	$9,061	$5,316	$2,872	$3,881	$2,714	$37,273	$34,617
Acquisitions and additions	6,099	1,444	1,618	571	874	2,708	162	2,081	8,753	6,804
Dispositions[1]	(12)	(298)	(9)	(536)	26	(71)	(160)	(192)	(155)	(1,097)
Fair value changes	317	1,324	388	654	82	161	—	(67)	787	2,072
Depreciation	(803)	(612)	(372)	(338)	(244)	(189)	(340)	(337)	(1,759)	(1,476)
Foreign currency translation	1,214	(2,090)	(418)	(1,074)	(402)	(165)	53	(318)	447	(3,647)
Total change	6,815	(232)	1,207	(723)	336	2,444	(285)	1,167	8,073	2,656
Balance, end of year	$26,553	$19,738	$9,545	$8,338	$5,652	$5,316	$3,596	$3,881	$45,346	$37,273

1. Includes reclassification to held for sale
We measure PP&E in our renewable power and infrastructure operations, as well as hospitality properties within our property operations, using the revaluation method, which results in these assets being fair valued at the end of each fiscal year, and then depreciated quarterly, based on the carrying value. PP&E within our private equity and other operations is carried at amortized cost.
The impact of foreign exchange led to an increase in PP&E in the current year of $447 million due to positive foreign currency revaluation on non-U.S. assets, predominantly on those denominated in Brazilian reais and Colombian pesos, partially offset by the impact of the British pound on U.K. assets.
In determining the fair value of PP&E, management uses external information and observable conditions, where possible, supplemented by internal analysis as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently to one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
Renewable Power
Acquisitions and additions of $6.1 billion within our renewable power operations include a 3,032 megawatts (“MW”) hydroelectric portfolio in Colombia, a 51 MW hydroelectric portfolio in Brazil and a 296 MW hydroelectric portfolio in Pennsylvania.
The revaluation of property, plant and equipment in our renewable power operations resulted in a $317 million increase in the recorded fair value, primarily attributed to the timing of operating cash flows being realized earlier compared to the prior year and operational improvements in our Brazilian business, offset by expansion of discount rates in North America.
Valuations of our renewable power assets are impacted primarily by discount rates and long-term power prices. Discount rates are based on after-tax cost of capital and reflect whether revenues are subject to long-term contracts or spot market pricing. Projected cash flows are based on in-place contracts and expected market prices for non-contracted power. Forward market prices are used for the first four years and thereafter prices are determined using internal projections that reflect our view of future market capacity, cost of capital, costs of fuel for competing forms of generation and competitive attributes of renewable power. Our long-term view of electricity prices reflects our views on the cost of developing new renewable power facilities, expected to be primarily wind facilities to meet future demand growth by the year 2023. This year is viewed as the point when generators in North America and Europe must build additional capacity to maintain system reliability and provide an adequate level of reserve generation based on the anticipated retirement of older coal fired plants and the Environmental Protection Agency emission compliance deadlines. We determine future prices by applying a discount to estimated new-build wind prices to determine renewable electricity prices for hydroelectric facilities. Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe these concessions

2016 ANNUAL REPORT 33

will be renewed upon maturity. Our estimated future electricity prices in Brazil are based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development. The key valuation metrics of our hydro and wind generating facilities at the end of 2016 and 2015 are summarized below.

	North America		Brazil		Europe
AS AT DEC. 31	2016	2015	2016	2015	2016	2015
Discount rate
Contracted	4.8% – 5.5%	4.7% – 5.4%	9.2%	9.2%	4.1% – 5.0%	5.0%
Uncontracted	6.6% – 7.2%	6.4% – 7.1%	10.5%	10.5%	5.9% – 6.8%	6.8%
Terminal capitalization rate[1]	6.3% – 6.9%	6.3% – 6.9%	n/a	n/a	n/a	n/a
Exit date	2036	2035	2031	2033	2031	2031

1. The terminal capitalization rate applies only to hydroelectric assets in North America
The following table presents the impact on fair value of property, plant and equipment in our Renewable Power segment as at December 31, 2016 from a 25 basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices:

AS AT DEC. 31 (MILLIONS)	2016
25 bps change in discount and terminal capitalization rates[1]
North America	$963
Brazil	50
Europe	20
5% change in electricity prices
North America	832
Brazil	70
Europe	20

1. Terminal capitalization rate applies only to hydroelectric assets in in North America
Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2016 is 15 years (2015 – 18 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
Infrastructure
Additions in our Infrastructure segment include investments in internal growth capital projects, as well as the acquisition of an Australian ports business ($229 million) and a U.S. gas storage business ($825 million).
We revalue our infrastructure assets on an annual basis using discounted cash flow analysis, which includes estimates of forecasted revenues, operating costs, maintenance and other capital expenditures. Discount rates are selected for each asset giving consideration to the associated revenue streams and geography where they are located. The $388 million increase in value of our infrastructure assets was primarily due to growth capital deployed in the year, higher cash flows in our U.K. regulated distribution business and increased volumes following the completion of development initiatives across the portfolio.
The key valuation metrics of our utilities, transport and energy operations are summarized below:

	Utilities		Transport		Energy
AS AT DEC. 31	2016	2015	2016	2015	2016	2015
Discount rate	7% – 12%	8% – 12%	10% – 17%	11% – 15%	9% – 14%	10% – 15%
Terminal capitalization multiples	7x – 18x	8x – 17x	8x – 14x	10x – 14x	10x – 12x	7x – 12x
Investment horizon / Termination valuation date (years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10

Property

34 BROOKFIELD ASSET MANAGEMENT

Property PP&E primarily consists of hotel and resort operations. The overall increase of $336 million primarily relates to the acquisition of a 5.4 million square foot mixed-use complex in South Korea with $303 million of PP&E, as well as the acquisition of a U.S. hospitality asset for $197 million.
Key valuation assumptions for our hospitality operations included a weighted-average discount rate of 10.2% (2015 – 10.0%), terminal capitalization rate of 7.4% (2015 – 7.4%) and investment horizon of six years (2015 – seven years).
Private Equity
PP&E in our private equity operations decreased by $285 million, primarily relating to the reclassification of certain operations to assets held for sale. In addition, PP&E at our Canadian oil and gas properties decreased due to a change in the asset retirement obligation (“ARO”). We recorded a change in the timing of future remediation costs, resulting in a lower ARO liability and a corresponding reduction to the PP&E balance.
Equity Accounted Investments
The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating business group for analysis purposes:

	Property
AS AT AND FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Power	Infrastructure	Private Equity and Other	Total
Balance, beginning of year	$7,215	$3,400	$6,879	$197	$4,690	$835	$23,216
Additions	—	—	607	—	1,666	93	2,366
Dispositions[1]	—	—	(1,465)	—	—	(126)	(1,591)
Share of net income (loss)	476	10	445	—	314	48	1,293
Share of other comprehensive income (loss)	4	(4)	7	9	486	(72)	430
Distributions received	(266)	—	(242)	(6)	(85)	(76)	(675)
Foreign currency translation and other	24	(540)	78	6	275	95	(62)
Total change	238	(534)	(570)	9	2,656	(38)	1,761
Balance, end of year	$7,453	$2,866	$6,309	$206	$7,346	$797	$24,977

1. Includes reclassification of equity accounted investments that are held for sale
Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.5 billion at December 31, 2016 and our investment in Canary Wharf at $2.9 billion. Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends and other distributions.
Equity accounted investments increased by $1.8 billion during the year ended December 31, 2016 primarily as a result of investments we have made throughout the year of $2.4 billion, as well as our share of net income of $1.3 billion and revaluation gains in OCI of $430 million. Additions mainly included investments in a Brazilian toll road, a North American gas transmission business and an Australian ports and logistic business. These increases were partially offset by dispositions throughout the year, including a portfolio of hospitality assets in Germany and two industrial assets in the U.S. Furthermore, we completed the privatization of a U.S. regional mall business during the year, resulting in these assets being consolidated and, therefore, a reclassification of our $354 million previously held equity accounted interest.
Financial Assets
Financial assets decreased by $1.5 billion since December 31, 2015 primarily as a result of commencing equity accounting and consolidating investments in an Australian logistics operation and a North American gas storage business that were previously classified as financial assets, following increases in our ownership interests. We also recorded a valuation decline in a private equity financial asset investment.

2016 ANNUAL REPORT 35

Accounts Receivable and Other
Accounts receivable and other assets increased by $2.1 billion. Our private equity operations balance increased by over $300 million primarily due to increased project volumes in our construction services and facilities management business. Our Brazilian residential operations balance increased by $418 million as a result of higher home closings late in the current year as compared to the prior year. Acquisitions during the year throughout all our businesses have further increased the balance by $1.0 billion, particularly from our Colombian hydroelectric plants, North American gas storage business and our Peruvian toll roads.
Intangible Assets
Intangible assets increased by $0.9 billion compared to December 31, 2015, which is primarily due to the acquisition of toll road businesses in Peru and India.
Goodwill
Goodwill increased by $1.2 billion compared to December 31, 2015 due to $808 million of goodwill arising from the acquisition of hydroelectric facilities in Colombia, $210 million on the acquisition of an Australian ports and logistics business and $139 million on the acquisition of a toll road business in Peru.
Assets Classified as Held for Sale
Assets classified as held for sale as at December 31, 2016 included industrial assets in Europe and several portfolios of multifamily and triple net lease assets in the United States. The decrease of $965 million in the year is primarily a result of completion of sale of assets that were previously classified as held for sale as of last year end.
At December 31, 2015 assets classified as held for sale included $775 million of investment properties, which was mainly comprised of two office properties in Sydney and Vancouver, as well as a portfolio of industrial assets near the U.S.-Mexico border, two multifamily assets in the United States, and $580 million of infrastructure assets including a Canadian electricity transmission utility and a U.K. regulated distribution business.
Borrowings and Other Non-Current Financial Liabilities
Assets and liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

				Change
AS AT DEC. 31 (MILLIONS)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Corporate borrowings	$4,500	$3,936	$4,075	$564	$(139)
Non-recourse borrowings
Property-specific borrowings	52,442	46,044	40,364	6,398	5,680
Subsidiary borrowings	7,949	8,303	8,329	(354)	(26)
Non-current accounts payable and other liabilities[1]	4,194	3,806	4,354	388	(548)
Subsidiary equity obligations	3,565	3,331	3,541	234	(210)
	$72,650	$65,420	$60,663	$7,230	$4,757

1. Excludes accounts payable and other liabilities that are due within one year. See Note 16 to our consolidated financial statements for 2016 and 2015 balances
Corporate borrowing increased by $564 million due to the $867 million issuance of corporate notes during the year, partially offset by a repayment of C$300 million of notes and the impact of foreign exchange on the Canadian dollar.
Property-specific borrowings increased by $6.4 billion during 2016 due to $5.2 billion of debt assumed on acquisitions as well as debt arranged in individual businesses that we consolidate, partially offset by the elimination of debt associated with assets sold. Borrowings are generally denominated in the same currencies as the assets they finance and therefore changes in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings increasing in value.
Subsidiary borrowings decreased by $354 million as a result of repayments of the credit facility balances outstanding at the end of the prior year, partially offset by draws on subsidiary credit facilities to fund acquisitions and development projects, as well as C$500 million issuance in BEP during the third quarter of 2016.

36 BROOKFIELD ASSET MANAGEMENT

Equity
Equity consists of the following components:

	Common Equity		Preferred Equity		Non-Controlling Interests		Total Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Balance, beginning of year	$21,568	$20,153	$3,739	$3,549	$31,920	$29,545	$57,227	$53,247
Net income	1,651	2,341	—	—	1,687	2,328	3,338	4,669
Other comprehensive income (loss)	821	(780)	—	—	1,992	(945)	2,813	(1,725)
Shareholder distributions	(1,074)	(584)	—	—	(1,722)	(1,500)	(2,796)	(2,084)
Equity issuances, net of repurchase	(124)	926	215	190	7,649	2,371	7,740	3,487
Ownership changes and other	(343)	(488)	—	—	1,709	121	1,366	(367)
Total change	931	1,415	215	190	11,315	2,375	12,461	3,980
Balance, end of year	$22,499	$21,568	$3,954	$3,739	$43,235	$31,920	$69,688	$57,227
Common equity increased by $0.9 billion to $22.5 billion during the year. Net income and other comprehensive income attributable to shareholders for the year totalled $1,651 million and $821 million, respectively. We distributed $633 million to shareholders as common and preferred share dividends, in addition to a 21% interest in BBU through a special non-cash distribution to shareholders in the second quarter of 2016. The special dividend of $441 million was accounted for as a distribution of equity to non-controlling interests and represented 21% of the IFRS carrying value of the net assets spun-off with corresponding recognition of non-controlling interests.
Non-controlling interests increased by $11.3 billion in 2016. Net issuances of equity to non-controlling interests were $7.6 billion and included $2.6 billion of equity raised in connection with the acquisition of a portfolio of Colombian hydroelectric facilities in the first quarter and $1.4 billion of non-controlling interests issued as part of the acquisitions in our property and infrastructure operations, which was partially offset by distributions totalling $1.7 billion.
We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.
SUMMARY OF QUARTERLY RESULTS
Our condensed statements of operations for the eight most recent quarters are as follows:

	2016				2015
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$6,935	$6,285	$5,973	$5,218	$5,538	$5,056	$4,923	$4,396
Net income	97	2,021	584	636	1,187	845	1,199	1,438
Net income to shareholders	173	1,036	185	257	678	289	645	729
Per share
- diluted	$0.14	$1.03	$0.15	$0.23	$0.66	$0.26	$0.62	$0.73
- basic	0.15	1.05	0.16	0.23	0.67	0.27	0.64	0.75
In the past two years, the quarterly variances in revenues were due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our property business. Other factors include the impact of foreign currency on non-U.S. revenues.
Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains, resulting in relatively consistent amounts of revenue on a quarterly basis. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our property assets on a quarterly basis which results in variations in net income based on changes in the value of our property portfolio.

2016 ANNUAL REPORT 37

Renewable hydroelectric power operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes and prices, to complement our investments in rate-regulated assets, which may lead to more volatility but also, we believe, to growth in revenues and net income.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2016				2015
FOR THE PERIODS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes	$(488)	$(59)	$65	$352	$594	$389	$70	$1,113
Income taxes	(211)	992	(234)	(202)	(218)	(145)	368	(201)
Net impact	$(699)	$933	$(169)	$150	$376	$244	$438	$912
Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses were offset by an impairment of$530 million on certain financial assets as a result of lower valuations based on stock market prices in our private equity operations.
In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. property operations, of which $600 million was attributable to shareholders.
In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic property assets and private equity investments. The second quarter of 2016 also includes $208 million of revenue on the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.
In the fourth quarter of 2015, we recorded $594 million of fair value gains related to our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.
In the third quarter of 2015, we acquired a U.K. resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.
In the second quarter of 2015, we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities, of which $314 million was attributable to shareholders.
In the first quarter of 2015, we recorded a higher level of fair value changes from our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, we recognized $270 million of gains on the acquisition of control of two businesses, of which $132 million was attributable to shareholders.

38 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities by class during the past three years are summarized in the following table:

	Distribution per Security
	2016	2015[1]	2014[1]
Class A and B Limited Voting Shares (“Class A and B shares”)[2]	$0.52	$0.47	$0.45
Special distribution to Class A and Class B shares[3]	0.45	—	—
Class A Preferred Shares
Series 2	0.36	0.39	0.48
Series 4 + Series 7	0.36	0.39	0.48
Series 8	0.48	0.55	0.68
Series 9	0.75	0.74	0.86
Series 12[4]	—	—	0.33
Series 13	0.36	0.38	0.47
Series 14[5]	0.11	1.40	1.71
Series 15	0.23	0.24	0.38
Series 17	0.90	0.93	1.08
Series 18	0.90	0.93	1.08
Series 22[6]	—	—	1.20
Series 24	0.80	1.06	1.22
Series 25[7]	0.27	—	—
Series 26	0.85	0.88	1.02
Series 28	0.87	0.90	1.04
Series 30	0.90	0.94	1.09
Series 32	0.85	0.88	1.02
Series 34	0.80	0.82	0.95
Series 36	0.92	0.95	1.10
Series 37	0.92	0.96	1.11
Series 38[8]	0.83	0.86	0.80
Series 40[9]	0.85	0.88	0.58
Series 42[10]	0.85	0.88	0.23
Series 44[11]	0.94	0.23	—

1.
2015 and 2014 dividends to the Class A and Class B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.
Actual dividend per Class A and Class B share paid in Q1 2014 was $0.13 for the period from November to February, equivalent to $0.10 on a three-month basis
3.
Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values
4.
Redeemed April 7, 2014
5.
Redeemed March 1, 2016
6.
Redeemed September 30, 2014
7.
Issued July 1, 2016
8.
Issued March 13, 2014
9.
Issued June 5, 2014
10.
Issued October 8, 2014
11.
Issued October 2, 2015

Dividends on the Class A and Class B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

2016 ANNUAL REPORT 39

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In the second quarter of 2016, we formed Brookfield Business Partners L.P. (“BBU”) and distributed a partial interest to shareholders. BBU is the primary vehicle through which we own and operate businesses within our private equity business segment. In connection with the formation of BBU, we realigned the organizational and governance structure of the businesses held by BBU and changed how the company presents information for financial reporting and management decision making which resulted in a change in the company’s operating segments. Specifically, our private equity reportable segment now includes BBU, Norbord Inc. (“Norbord”) and certain other directly held investments; whereas at December 31, 2015, certain of the businesses within BBU were reported within a separate service activities segment, which is no longer considered a reportable segment.
Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. We use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.

40 BROOKFIELD ASSET MANAGEMENT

We use realized disposition gains/losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.
We illustrate how we derive FFO for each segment and reconcile the sum of reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 43. We do not use FFO as a measure of cash generated from our operations.
We measure segment assets based on common equity by segment, which we consider to be the amount of common equity allocated to each segment. We utilize common equity by segment to analyze our deconsolidated balance sheet and to assist in capital allocation decisions.
In assessing results, we separately identify the portion of FFO and common equity by segment that relates to our primary listed partnerships: Brookfield Property Partners (“BPY”), Brookfield Renewable Partners (“BEP”), Brookfield Infrastructure Partners (“BIP”) and Brookfield Business Partners (“BBU”). We believe that identifying the FFO and common equity by segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in segment FFO between reporting periods. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
Non-IFRS Measures, Operating Metrics and Other Performance Measures
In addition to FFO and common equity by segment, the following sections also utilize certain non-IFRS measures, operating metrics and other performance measures that we employ to describe and assess our performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others.
Non-IFRS Measures
Total Reportable Segment FFO is a non-IFRS measure that represents the sum of FFO for all segments.
Unrealized Carried Interest is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interest in future periods and believe that it is useful to investors for the same reason.
Operating Metrics and Other Performance Measures
Below summarizes certain key definitions that are relevant to our business as an asset manager.
Base Management Fees are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital, and are accrued quarterly. Private fund base fees are typically earned on fee bearing capital from third-party clients only and are typically, but not always, earned on both invested and uninvested capital. Base fees from listed partnerships are earned on the total capitalization of the listed partnerships which includes our investment.
Carried Interest is a contractual arrangement whereby we receive a fixed percentage of investment returns generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the initial capital and minimum return has been returned to investors and is subject to variability until all investments have been monetized and minimum investment returns are sufficiently assured. We defer recognition of carried interest in our financial statements until they are no longer subject to adjustment based on future events. We typically only include carried interest earned in respect of third-party capital when determining our segment results.

2016 ANNUAL REPORT 41

Fee Bearing Capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitle us to earn fee revenues and/or carried interest. Fee bearing capital includes both invested and uninvested (i.e. uncalled) amounts, as well as amounts invested directly by clients (co-investments). We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.
Fee Related Earnings is comprised of fee revenues less direct costs associated with earning those fees. We use this measure to provide additional insight into the operating profitability of our asset management activities and believe that it is useful to investors for the same reason.
Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees presented within our asset management segment. Many of these items are not included in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. Fee revenues exclude carried interest.
Incentive Distributions are determined by contractual arrangements and are paid to us by BPY, BEP and BIP and represent a portion of distributions paid by listed partnerships above a predetermined threshold. Incentive distributions are accrued on the record date of the associated distributions of the entity.
Performance Fees are paid to us when we exceed predetermined investment returns within BBU and on certain portfolios managed in our public securities activities. BBU performance fees are accrued quarterly, whereas performance fees within public security funds are typically determined on an annual basis, and are not subject to clawback.
Uninvested Capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as pledged or allocated.
Below summarizes certain key definitions that are relevant when analyzing segment results.
Average In-place Net Rents are a measure of leasing performance within our property segment, and calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of rent escalations and free rent amortization.
Economic Ownership Interest represents the company’s proportionate equity interest in BPY, BEP, BIP, and BBU which can include redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. REUs share the same economic attributes with the Class A limited partnership units in all respects except for our redemption right, which the partnership can satisfy through the issuance of Class A limited partnership units. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.
Long-term Average Generation (“LTA”) is determined based on assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average. We compare long-term average generation to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels in our renewable power segment, which vary from one period to the next.
Realized Disposition Gains/Losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-Store or Same-Property analysis within this report represents the earnings contribution from assets or investments held throughout both the current and prior year on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.

42 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents FFO and common equity by segment on a year-over-year basis for comparison purposes:

	Funds from Operations				Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	Change		2016	2015	Change
Asset management	$866	$528	$338	64%	$328	$328	$—	—%
Property	1,561	1,387	174	13%	16,727	16,265	462	3%
Renewable power	180	233	(53)	(23)%	4,826	4,424	402	9%
Infrastructure	374	252	122	48%	2,697	2,203	494	22%
Private equity	405	334	71	21%	2,862	2,178	684	31%
Residential development	63	135	(72)	(53)%	2,679	2,221	458	21%
Corporate activities	(212)	(310)	98	32%	(7,620)	(6,051)	(1,569)	(26)%
	$3,237	$2,559	$678	26%	$22,499	$21,568	$931	4%
Impact of Foreign Currencies on Segment Results
Approximately half of our capital is invested in non-U.S. countries and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. During the current year, local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar when compared to prevailing rates in 2015. Similarly, when compared to the prior year end, local currencies in which our equity is denominated appreciated against the U.S. dollar, with the exception of the British pound. Other factors being held constant, currency movements, net of hedging, increased total common equity by segment by $405 million since the prior year end and decreased total segment FFO by $25 million.
Reconciliation of Total Segment FFO to Net Income
The following table reconciles total segment FFO to net income:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Total segment FFO	$3,237	$2,559
Realized disposition gains recorded as fair value changes or prior periods	(766)	(847)
Non-controlling interests in FFO	2,917	2,288
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	(458)	262
Fair value changes	(130)	2,166
Depreciation and amortization	(2,020)	(1,695)
Deferred income taxes	558	(64)
Net income	$3,338	$4,669
ASSET MANAGEMENT
Overview
Our asset management operations consist of managing listed partnerships, private funds and public securities portfolios. As at December 31, 2016, we managed $110 billion of fee bearing capital, of which $88 billion was from clients and $22 billion was from the Corporation.
Listed Partnerships: We manage $49 billion of fee bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU, Brookfield Canada Office Properties (“BOX”) and Acadian Timber Corp. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities and incentive distributions and performance fees. Incentive distributions for BPY, BEP and BIP are equal to a portion of the increases in partnership distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above a high water mark.

2016 ANNUAL REPORT 43

Private Funds: We manage $50 billion of fee bearing capital through 38 private funds. Closed-ended private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Open-ended private capital is committed in perpetuity, however, private fund investors may redeem their capital, subject to certain provisions, including that commitment being replaced by another client’s. Our private fund investor base consists of approximately 455 clients with an average commitment of $110 million. We are compensated for managing these private funds through base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interest, which represent a portion of investment returns provided that clients receive a minimum predetermined return.
Public Securities: We manage $11 billion of fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities. We act as both advisor and sub-advisor and earn base and performance fees.
Asset management revenues include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield with respect to fees earned from listed partnerships. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities. Fee bearing capital provided by Brookfield consists largely of the Corporation’s economic ownership interests in BPY, BEP, BIP and BBU.
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. Please refer to accounting policies in note 2 of our Financial Statements. We do however, provide supplemental information on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements. Unrealized carried interest is determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.
The following table disaggregates our asset management FFO into fee related earnings, realized carried interest and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2016	2015
Funds from operations
Fee related earnings	i	$712	$496
Realized carried interest	ii	149	32
Realized disposition gains		5	—
		$866	$528

i.	Fee Related Earnings
The following table further disaggregates fee related earnings in order to further facilitate analysis of this component of our segment FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Fee revenues
Base management fees	$1,005	$780
Incentive distributions	104	72
Performance fees	—	2
Transaction and advisory fees[1]	33	18
	1,142	872
Direct costs and other[1]	(430)	(376)
Fee related earnings	$712	$496

1.
Transaction and advisory fees and direct costs for 2016 and 2015 have been restated to advisory fee earnings derived from business activities that are owned by BBU and reported within our Private Equity segment

Fee related earnings increased by 44% to $712 million for the year, primarily as a result of the higher level of fee bearing capital which gave rise to higher base management fees. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 62% for the year, compared to 57% in 2015, as we previously invested in our operations to enable us to expand our fee bearing capital. Margins also benefitted from certain transaction fees and catch up fees received during the year that had no associated costs.

44 BROOKFIELD ASSET MANAGEMENT

Base management fees increased 29% to $1.0 billion for the year compared to $780 million in 2015. Our private funds contributed $495 million of base fees representing a 60% increase from the prior year. The increase in private fund base fees was due to higher levels of fee bearing capital as a result of private fund capital raised in the last 12 months. Base management fees from our listed partnerships totalled $418 million, and included $388 million of base management fees from BPY, BIP, and BEP, an increase of $58 million from the prior year as a result of higher capitalization levels, and base management fees from BBU, which contributed $12 million of fees after completing the spin-off on June 20, 2016.
We received $104 million of incentive distributions from BIP, BEP and BPY, representing a 44% increase from 2015. The growth represents our share as manager of increases in unit distributions by BIP, BEP and BPY of 11%, 7% and 6%, respectively, as well as the impact of equity issued by BIP and BEP. Both BIP and BEP’s distributions have surpassed both of their incentive distribution hurdles and, accordingly, we receive 25% of future distribution increases by those entities. BPY pays incentive distributions of 15% as its current annual distribution of $1.18 per unit surpasses the first distribution hurdle of $1.10 per unit on an annualized basis.
Transaction and advisory fees for the year include $21 million (2015 – $18 million) of fees earned on co-investment transactions and a $12 million transaction fee.
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by 14% year over year due to expansion of our operations following the aforementioned growth in fee bearing capital that we manage.

ii.	Realized Carried Interest
We realized the following carried interest during the years ended December 31, 2016 and 2015, which was included in segment FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Realized carried interest revenue	$178	$49
Direct costs	(29)	(17)
Realized carried interest	$149	$32
We realized $178 million of carried interest during the year (2015 – $49 million), or $149 million (2015 – $32 million) net of directly related costs, as a result of dispositions in private equity and property funds that are approaching the end of the fund life, which sufficiently reduced the risk of any clawback of these amounts.
Favourable investment performance in our private funds generated $418 million of unrealized carried interest during the year of 2016, compared with $219 million in the prior year. Of this generated carried interest, $45 million was the impact of the overall appreciation of foreign currencies or non-U.S. dollar fund investments. Accumulated unrealized carried interest totalled $898 million at December 31, 2016. We estimate that approximately $322 million of associated costs will arise on the realization of the amounts accumulated to date, of which $128 million relates to the carried interest generated in the period. The amounts of unrealized carried interest and associated costs are shown in the following table:

	2016			2015
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of year	$658	$(223)	$435	$488	$(174)	$314
In-period change
Generated	418	(128)	290	219	(66)	153
Less: realized	(178)	29	(149)	(49)	17	(32)
Unrealized balance, end of year	$898	$(322)	$576	$658	$(223)	$435
The funds that comprise the current unrealized carried interest have a weighted-average term to realization of six years. Recognition of carried interest is dependent on future investment performance.

2016 ANNUAL REPORT 45

Fee Bearing Capital
The following table summarizes our fee bearing capital:

AS AT DEC. 31 (MILLIONS)	Listed Partnerships[1]	Private Funds[1,2]	Public Securities	Total 2016	Total 2015[2]
Property	$21,895	$22,694	$—	$44,589	$40,366
Renewable power	11,796	6,894	—	18,690	11,743
Infrastructure	13,642	15,267	—	28,909	19,428
Private equity	2,042	4,769	—	6,811	5,928
Other	—	—	10,577	10,577	16,797
December 31, 2016	$49,375	$49,624	$10,577	$109,576	n/a
December 31, 2015	$43,017	$34,448	$16,797	n/a	$94,262

1.
Includes Brookfield capital of $22.0 billion (2015 – $18.2 billion) in listed partnerships and $0.3 billion (2015 – $1.9 billion) in private funds
2.
The private fund fee bearing capital for 2015 has been restated to eliminate $4.7 billion of capital invested by BPY in our private funds which was subject to a fee credit arrangement

Listed partnership fee bearing capital includes the total market capitalization of our listed issuers and also includes corporate debt and preferred shares, net of cash, issued by these entities at the partnership level to the extent these are included in determining base management fees.
In 2016, we closed approximately $20 billion of third-party private fund commitments including our flagship funds in property, infrastructure and private equity strategies, which were in aggregate more than double the size of the predecessor funds. Private fund capital includes $20 billion of third-party uninvested capital, which is available to deploy within each fund’s specific mandate. The uninvested capital includes $8 billion for property funds, $10 billion for infrastructure and renewable power funds and $2 billion for private equity funds, and has an average term of approximately four years during which the capital can be invested. Fee bearing capital has a remaining average term of eight years (plus two one-year extension options on average) and includes approximately $6 billion of co-investment capital.
Fee bearing capital increased by $19.7 billion during the year of 2016. The principal changes are set out in the following table:

FOR THE YEAR ENDED DEC. 31 ,2016 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, December 31, 2015	$43,017	$34,448	$16,797	$94,262
Inflows	2,207	19,472	1,959	23,638
Outflows	—	(2,370)	(4,846)	(7,216)
Launch of BBU	2,300	(1,805)	—	495
Distributions	(2,090)	—	—	(2,090)
Market activity	4,517	—	1,090	5,607
Other	(576)	(121)	—	(697)
Total Change	6,358	15,176	(1,797)	19,737
Sale of fixed income business	—	—	(4,423)	(4,423)
Balance, December 31, 2016	$49,375	$49,624	$10,577	$109,576
Fee bearing capital increased by $19.7 billion during the year, primarily as a result of new private fund capital, which closed $19.5 billion of new third-party commitments. We also recorded higher capitalizations across our listed partnerships due to market value increases and the issuance of corporate debt and equity at the partnership level.
We completed the formation and spin-off of BBU during the year, resulting in the addition of $2.3 billion listed partnership fee bearing capital and a $1.8 billion decrease in private fund capital. The decrease in private fund capital is because the company’s investment in our private equity funds were transferred to BBU, and we now earn fees on BBU’s capital instead.
Listed partnership inflows of $2.2 billion includes equity issued by BIP, BEP and BBU during the year. Market prices in our listed partnerships improved, resulting in a $4.5 billion aggregate increase in the capitalization values. Increases were partially offset by $2.1 billion of distributions to unitholders during the year and increased cash on hand at period end.
Private fund inflows of $19.5 billion include $13.7 billion in our three flagship funds, $2.0 billion in our credit funds, $2.8 billion of co-investment capital and $1 billion in our first open-ended real estate fund. These were partially offset by the decrease in fee

46 BROOKFIELD ASSET MANAGEMENT

bearing capital from the launch of BBU and outflows of $2.4 billion as a result of disposition activities and the expiry of commitments.
Public securities inflows of $2.0 billion and market appreciation of $1.1 billion in the year were more than offset by $4.8 billion of redemptions across several fund strategies, in particular related to sub-advisory mandates. We also disposed of a low margin securitized credit business which resulted in a $4.4 billion decrease in fee bearing capital and generated a $5 million realized disposition gain.
Outlook and Growth Initiatives
Following the fundraising of our latest series of flagship funds in 2016, we are focused on the deployment of this capital. Successful deployment of this capital will position us to launch successor funds over the coming years and to earn carried interest in the future. Our private fund client base continues to grow, increasing by 33% to 455 in 2016, and we look to develop and create new products to meet the demand from current and potential clients. We launched our first open-ended fund and broadened our credit fund offerings this year and, going forward, will look to raise additional capital within these strategies and expand these types of product offerings. Finally, we will continue to expand our listed partnerships by executing on their growth plans and deploying capital accretively, leading to capital appreciation and distribution growth, which will help increase fee bearing capital and incentive distributions.
PROPERTY
Overview
We own virtually all of our commercial property assets through our 62% economic ownership interest in BPY, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $17.9 billion at December 31, 2016, based on public pricing. BPY owns property assets directly as well as through private funds that we manage. We also own $1.3 billion of preferred shares of BPY which yield 6.3% based on their redemption value.
BPY’s operations are principally organized as follows:
Core office properties: We own interests in and operate commercial office portfolios, consisting of 142 properties totalling 99 million square feet of office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin. We also develop office properties on a selective basis; active development projects consist of interests in 37 sites including totalling 11 million square feet.
Core retail properties: Our core retail portfolio consists of interests in 127 regional malls and urban retail properties totalling 125 million square feet in the United States, which are held through our 34% fully diluted equity accounted interest in GGP. Our retail mall portfolio has a redevelopment pipeline that exceeds $300 million of development cost on a proportionate basis.
Opportunistic: We own and operate a global portfolio of property investments which are targeted to achieve higher returns than our core office and retail portfolios. Our opportunistic portfolio consists of high quality assets with operational upside across the office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing sectors.
The following table disaggregates segment FFO and common equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities, and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2016	2015	2016	2015
Brookfield Property Partners
Equity units[1]	i	$635	$534	$15,371	$14,888
Preferred shares		76	76	1,265	1,275
		711	610	16,636	16,163
Other investments		27	(8)	91	102
Realized disposition gains	ii	823	785	—	—
		$1,561	$1,387	$16,727	$16,265

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.3 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

2016 ANNUAL REPORT 47

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Core office	$630	$612
Core retail	459	452
Opportunistic	341	245
Corporate	(463)	(470)
Attributable to BPY unitholders	967	839
Non-controlling interests	(304)	(271)
Segment reallocation and other	(28)	(34)
Brookfield’s interest	$635	$534
BPY’s FFO for 2016 was $967 million, of which our share was $635 million.
Core office FFO increased by $18 million to $630 million. Same-property FFO growth of 6.6% was primarily derived from lease commencements at Brookfield Place New York and other leasing activities throughout the portfolio. This year’s results also included FFO of $44 million from the recognition of a previously deferred development fee which was earned during the year. These positive variances were partially offset by the absence of FFO from recently sold assets as well as the negative impact of foreign exchange, particularly related to FFO earned in British pounds.
We completed 5.6 million square feet of new and renewal leases during the year at an average in-place net rent of $33.82 per square foot (“psf”), 16% higher than expiring net rents of $29.24 psf. This resulted in a 4.3% increase in average overall in-place net rents to $33.03 psf compared to $31.67 psf at prior year end, including the impact of currency revaluation. Overall occupancy was 92.3% consistent with the prior year. Our overall in-place net rents are currently 15% below market net rents.
We currently have 10.9 million square feet of active development projects, including Manhattan West in New York, Brookfield Place in Calgary, as well as London Wall Place, Principal Place and 1 Bank Street in London and ICD Brookfield Place in Dubai. These office assets are 58% pre-leased in aggregate and we estimate an additional cost of $3.1 billion (at share) to complete construction.
BPY’s core retail FFO, which is derived from its ownership interest in GGP, remained relatively consistent as a 5% increase in same-property FFO was offset by the absence of FFO from assets sold. Our same-property retail portfolio occupancy rate was 96.5% as at December 31, 2016, a decrease of 30 bps from December 31, 2015. Lease commencements on a same-property basis increased in-place rents to $62.12 psf at December 31, 2016 from $60.92 psf at December 31, 2015. Average lease spreads on signed leases commencing in 2016 and 2017 were 10% and 20% higher, respectively, than existing leases on a suite-to-suite basis.
BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets increased $341 million from $245 million in the prior year. The increase of FFO is primarily attributable to capital deployed in the year, including the acquisitions of our self-storage operations, a student housing portfolio, and a U.S. multifamily business. The completion and sale of multifamily merchant development projects also contributed $31 million of FFO in the year.
BPY’s corporate expenses include interest expense, management fees paid and other costs. Corporate expenses decreased by $7 million to $463 million, as a result of lower management fees and lower interest expense, following the repayment of the BPO acquisition facility and subsidiary borrowings with proceeds from assets sales, partially offset by temporary drawdowns of credit facilities to fund investments.

ii.	Realized Disposition Gains
Realized disposition gains in the current year include $401 million of gains related to the disposition of office buildings in Sydney, Vancouver and New York, a $125 million gain related to partial sale of a shopping mall in Las Vegas, a $73 million gain related to the sale of a hotel portfolio in Germany, $59 million gain on the sale of a hospitality trademark and $165 million of net gains on the sale of more than 130 other investments.
Common Equity by Segment
Our Property segment consists largely of investments in commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity in our Property segment

48 BROOKFIELD ASSET MANAGEMENT

increased to $16.7 billion (2015 – $16.2 billion) primarily due to our share of BPY’s net income, which includes revaluation gains and a $600 million (at share) deferred income tax recovery, partially offset by foreign currency revaluation and distributions paid.
Outlook and Growth Initiatives
Our property group remains focused on increasing the value of our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties to fund new higher yielding investments, particularly in our opportunistic property business.
In our office core business, we have approximately $6.1 billion of office developments underway and should continue to increase earnings for the next several years as these projects are completed. We also announced a proposal to acquire, through BPY, the remaining third-party interest in BOX, subject to approval from the BOX shareholders. This acquisition would allow us to fully integrate our North American offices operations and further simplify our structure.
In our core retail operations, we are focused on operating and developing high quality shopping centres as these destinations continue to provide an attractive physical location for retailers and continue to demonstrate meaningful outperformance, relative to lower tier malls, despite a changing retail landscape.
In our opportunistic operations, we will continue to acquire properties through our global opportunistic private funds as these generally produce higher returns relative to core strategies. These funds have a wide scope in terms of real estate asset classes and geographic reach. Funding for these transactions will continue to include proceeds from asset sales as part of our capital recycling program.
RENEWABLE POWER
Overview
We hold our renewable power operations primarily through a 61% economic ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.9 billion at December 31, 2016, based on public pricing. BEP owns one of the world’s largest publicly traded renewable power portfolio diversified across 15 power markets in North America, Colombia, Brazil and Europe. During the second quarter of 2016, BEP issued 23 million limited partnership units, of which we acquired 11 million units, increasing our capital invested in BEP, and diluting our economic ownership interest from 63% to 61%.
BEP’s operations are principally organized as follows:
Hydroelectric: We own and operate 217 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,451 MW of installed capacity and long-term average generation of 20,004 gigawatt hours (“GWh”) on a proportionate basis.
Wind energy: We own and operate 38 wind facilities in North America, Europe and Brazil. Our wind energy operations have 1,590 MW of installed capacity and long-term average generation of 2,630 GWh on a proportionate basis.
We arrange for the sale of North American power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at predetermined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.
The following table disaggregates segment FFO and common equity into the amounts attributable to our ownership interest in BEP, the operations of BEMI and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2016	2015	2016	2015
Brookfield Renewable Partners[1]	i	$249	$272	$3,793	$3,405
Brookfield Energy Marketing	ii	(69)	(64)	1,033	1,019
Realized disposition gains		—	25	—	—
		$180	$233	$4,826	$4,424

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 51.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP

2016 ANNUAL REPORT 49

Realized disposition gains in the prior year included the disposition of two Brazilian hydroelectric facilities and the sale of a U.S. wind facility.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		Funds from Operations
FOR THE YEARS ENDED DEC. 31 (GIGAWATT HOURS AND $MILLIONS)	2016	2015	2016	2015	2016	2015
Hydroelectric	17,663	14,931	20,004	16,445	$511	$526
Wind energy	2,258	2,238	2,630	2,553	98	113
Corporate and other	301	493	264	319	(190)	(172)
Attributable to BEP unitholders	20,222	17,662	22,898	19,317	419	467
Non-controlling interests and other[2]					(170)	(195)
Brookfield’s interest					$249	$272

1.
Proportionate to Brookfield Renewable Partners
2.
Includes incentive distributions paid to Brookfield of $20 million (2015 – $8 million) as the general partner of BEP. The prior year also includes a reallocation of $18 million to disposition gains, net of NCI, related to the sale of a 102 MW wind facility in California and compensation for extinguished concession agreements relating to two Brazilian hydroelectric facilities

Generation for the year totalled 20,222 GWh, on a proportionate basis to BEP, 12% below the long-term average of 22,898 GWh and a 15% increase compared to the prior year.
Hydroelectric generation was 12% below the long-term average of 20,004 GWh and 18% higher than the prior year. The increase in generation contributed $61 million of additional FFO. Recently acquired facilities in Colombia, Brazil and Pennsylvania contributed 2,913 GWh of generation, and better water conditions improved generation in Brazil. This was partially offset by lower generation in the U.S. northeast. Lower pricing across our portfolio decreased FFO by $51 million. The 2015 results included $27 million in settlement gains relating to concession agreements for two Brazilian facilities and the delayed completion of a hydroelectric facility.
Generation from the wind portfolio was 14% below the long-term average, and remained relatively consistent with the prior year. Generation in our North American wind operations were flat as increases in California were offset by lower generation in northern U.S. and eastern Canada. Lower wind conditions and pricing in Europe, which decreased results by $8 million were partially offset by improved generation in Brazil. FFO in the previous year included a $12 million gain on the sale of a 102 MW wind facility in California.
Corporate and other activities reduced FFO by $190 million (2015 – $172 million) and includes interest expense on corporate debentures, preferred share distributions as well as asset management fees paid. FFO from other activities includes the receipt of a $20 million payment during the year for co-gen assets pertaining to historic power purchase agreements in Ontario, which partially offset these unallocated corporate costs and the increase in asset management fees paid.

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP as described below. We are entitled to sell the power we purchase from BEP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.
BEMI incurred a FFO deficit of $69 million during the year compared to a $64 million FFO deficit in the prior year. BEMI purchased approximately 7,862 GWh of electricity from BEP during the year, compared with 7,468 GWh in 2015, at an average price of $65 per megawatt hour (“MWh”) compared with $67 per MWh in 2015, and sold this power at an average price, including ancillary revenues, of $57 per MWh compared with $59 per MWh in 2015. The increase in volumes sold at a negative margin, resulted in a higher FFO deficit this year.
Approximately 2,751 GWh of power sales were pursuant to long-term contracts at an average price of $76 per MWh (2015 – $78 per MWh). The balance of approximately 5,111 GWh was sold in the short-term market at an average price of $47 per MWh, including ancillary revenues (2015 – $50 per MWh). Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $74 million, adding $9 per MWh to average realized prices on short-term power sales in the current year as compared to $12 per MWh in the prior year.

50 BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment
Common equity in our Renewable Power segment was $4.8 billion at December 31, 2016 and increased from $4.4 billion at December 31, 2015 primarily due to our purchase of 11 million BEP units during the second quarter in 2016 for $313 million. The remaining increase is due to increased values of our portfolio, the contribution from earnings and the impact of foreign currency translation, partially offset by depreciation and amortization, and cash distributions received. Our invested capital is represented primarily by the PP&E deployed in our generation facilities. We record renewable power PP&E at fair value and revalue the assets annually at year end.
Outlook and Growth Initiatives
We completed several acquisition and development activities during the year, including a 3,032 MW hydroelectric portfolio in Colombia, which we estimate will contribute an additional $30 million of FFO in 2017. Our development pipeline represents over 6,000 MW of potential capacity spread across all of our regions, of which 300 MW are currently under construction or in late stage development that we expect to contribute an incremental $45 to $50 million to BEP’s FFO when commissioned. Subsequent to year end, we announced an agreement to acquire, subject to customary closing conditions, 100% of TerraForm Global and 51% of TerraForm Power, collectively representing a 3,600 MW global renewable power portfolio, including wind and solar assets. This acquisition provides a platform for investing in solar power, an attractive pipeline for growth moving forward and exposure to new markets for our operations.
We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation because they are becoming increasingly cost competitive. BEP has entered into long-term agreements that enable it to sell power at predetermined prices, including contracts with BEMI. These contracts have a weighted-average term of 16 years and represent 76% of our long-term average generation from North American operations over the next five years on a proportionate basis at an average price of $68 to $72 per MWh. To the extent that prices increase in the future, we will benefit from reselling this power in the open market.
INFRASTRUCTURE
Overview
Our infrastructure operations are held primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $12 billion at December 31, 2016, based on public pricing. BIP owns infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.
BIP’s operations are organized as follows:
Utilities: consist of regulated distribution, regulated terminal and electricity transmission operations. These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and typically not impacted to any great degree by short-term volume or price fluctuations.
Transport: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.
Energy: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.
Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid fees. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts.

2016 ANNUAL REPORT 51

The following table disaggregates segment FFO and common equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2016	2015	2016	2015
Brookfield Infrastructure Partners[1]	i	$254	$217	$1,934	$1,585
Sustainable resources		25	28	763	618
Realized disposition gains	ii	95	7	—	—
		$374	$252	$2,697	$2,203

1.
Brookfield’s interest in BIP consist of 108.4 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Utilities	$399	$387
Transport	423	398
Energy	175	90
Communications infrastructure	77	60
Corporate and other	(130)	(127)
Attributable to BIP unitholders	944	808
Non-controlling interests and other[1]	(690)	(591)
Brookfield’s interest	$254	$217

1. Includes incentive distributions paid to Brookfield of $80 million (2015 – $66 million) as the general partner of BIP
BIP recorded $944 million of FFO in the year of 2016, a 17% increase from the prior year, benefitting from an increased ownership in a North American gas transmission operations and Brazilian toll roads, the contribution from new investments and internally generated growth across the business, as FFO increased by 10% on a same-store, constant currency basis.
FFO from our utilities operations increased by $12 million over the prior year to $399 million. FFO benefitted from additional connections activity and the contribution from smart meters in our U.K. operations, as well as inflation indexation and capital commissioned into rate base across the portfolio. This was partially offset by foreign exchange, a lower regulated return from our Australian operations in the second half of the year and the absence of FFO from two North American operations that were sold.
Transport FFO increased by $25 million to $423 million primarily driven by higher tariffs and volumes across a number of operations, as well as contributions from investments, including recently acquired toll roads in India and Peru and a ports business in Australia. These positive factors were partially offset by foreign exchange, and decreased volumes at our Brazilian rail operations.
FFO from our energy operations increased by $85 million to $175 million due primarily to strong volumes combined with lower interest expense and increased ownership in our North American natural gas transmission business and contributions from our recently acquired North American gas storage operations.
Our communications infrastructure FFO increased by $17 million to $77 million due to a full year contribution from our European acquisition completed at the end of the first quarter of 2015. This was partially offset by an expected increase in interest expense as a result of refinancing of short-term debt with long-term borrowings during the first half of the year.
Corporate and other FFO was a deficit of $130 million compared to a deficit of $127 million in the prior year due to higher base management fees from increased market capitalization and increased borrowings used to fund new investments, partially offset by higher investment income due to higher return on financial assets.

52 BROOKFIELD ASSET MANAGEMENT

ii.    Realized Disposition Gains
Realized disposition gains in the current year include a $32 million gain on the sale of a Canadian utilities business, $43 million on the sale of a European gas distribution business and a $20 million realized disposition gain (our proportionate share) on the disposition of our toehold position in our Australian ports business during the year.
Common Equity by Segment
Common equity in our Infrastructure segment was $2.7 billion at December 31, 2016 (2015 – $2.2 billion) and primarily represents our net investment in infrastructure PP&E, as well as certain concessions. Infrastructure PP&E, which represents the majority of assets in the segment, are recorded at fair value and revalued annually. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation than in our Property and Renewable Power segments. Segment common equity increased from December 31, 2015, as the contribution from earnings, positive PP&E revaluation and positive currency revaluation were partially offset by distributions paid to us.
Outlook and Growth Initiatives
In the utilities operations, we expect to close the acquisition of the previously announced Brazilian gas transmission system in the first half of 2017 and earn a return on incremental investments in our existing business that is consistent with our current return on rate base. As at December 31, 2016 we have $1 billion of total capital to be commissioned into our rate base over the next two to three years.
Within our transport businesses we intend to increase our investments in assets such as rail, ports and toll roads, as we see attractive valuations. As at December 31, 2016 capital to be commissioned of $1.1 billion consists of expansion and upgrades to our Brazilian rail business and projects to add additional capacity to our toll roads and ports. We also expect growth in the use of our systems by our customers as we meet demand by expanding the capacity of our systems.
In our energy operations, we expect to benefit from forecasted increases in demand for energy and satisfying our customers’ growth requirements by increasing the utilization of our assets and expanding capacity in a capital efficient manner. We continue to invest in our North American natural gas infrastructure in order to adapt to shifts in supply and demand dynamics and in order to capture future increases in prices and spreads.
Within our communications infrastructure business our objective is to benefit from the increased coverage requirements by mobile network operators and to acquire towers and other infrastructure that are not core to such operators. We have reached agreement to invest more than $650 million to acquire a portfolio of 40,000 telecommunication towers in India, which represents approximately 10% of the country’s towers.
PRIVATE EQUITY
Our private equity operations are held primarily through our 75% interest in BBU. We distributed a 21% limited partnership interest in BBU as a special dividend to shareholders on June 20, 2016. The value of the dividend, based on IFRS values, was $441 million or $0.45 per common share. BBU is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $2.6 billion at December 31, 2016. During the fourth quarter of 2016, BBU issued 16 million limited partnership units, of which we acquired 8 million units, increasing our capital invested in BBU, and diluting our economic ownership interest from 79% to 75%. We also own certain businesses directly, including a 41% interest in Norbord Inc., which is one of the world’s largest producers of oriented strand board (“OSB”).
BBU’s operations are principally organized as follows:
Construction services: We provide contracting services with a focus on high quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction at a defined price.
Other business services: Our business services operations consist primarily of commercial and residential real estate services and facilities management for corporate and government clients. These services are typically provided under medium to long-term contracts. Services activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.
Energy: Our energy operations are primarily comprised of oil and gas exploration and production, principally through an offshore oil and gas business in Western Australia and coal-bed methane operations in central Alberta, Canada. Our energy business also includes energy-related service operations in Canada.

2016 ANNUAL REPORT 53

Other industrial operations: Our industrial operations consist primarily of manufacturing and mining activities, which are made up of capital intensive businesses with significant barriers to entry and requires technical expertise to build and operate profitably. Our manufacturing activities include a leading manufacturer of graphite electrodes and a comprehensive range of infrastructure products and engineered construction solutions. Our mining activities include interests in specialty metal and aggregates mining operations in Canada.
The following table disaggregates segment FFO and common equity into the amounts attributable to the capital we have invested in BBU, Norbord, and other investments as well as realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Notes	2016	2015	2016	2015
Brookfield Business Partners[1]	i	$177	$240	$1,865	$1,787
Norbord	ii	133	21	276	224
Other investments		95	48	721	167
Realized disposition gains		—	25	—	—
		$405	$334	$2,862	$2,178

1. Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Construction	$94	$105
Other business services	54	43
Energy	63	69
Other industrial operations	6	14
Corporate and other	(17)	—
Attributable to BBU unitholders	200	231
Non-controlling interests	(23)	—
Segment reallocation and other	—	9
Brookfield’s interest	$177	$240
BBU generated $200 million of FFO, representing a $31 million decrease from the prior period primarily due to corporate expenses incurred on its formation as a publicly traded partnership on June 20, 2016. Corporate expenses also include base management fees and other administrative costs that were previously incurred by BAM.
Construction services FFO decreased by $11 million to $94 million as the prior year included incremental earnings upon finalization of a large project in the U.K. in addition to the impact of a weaker British pound on U.K. earnings throughout 2016. We also experienced lower margins on an Australian contract. These effects were partially offset by a positive contribution from a larger level of work performed throughout the year compared to the prior year. Our backlog now stands at $7.3 billion across 106 projects, representing nearly two years of activity.
FFO from other business services increased by $11 million due to reduced costs at our real estate services business. In addition, FFO benefitted from a tuck-in acquisition closed in our facilities management business in the third quarter of 2016.
Our energy operations experienced a $6 million reduction in FFO as a result of weak commodity pricing in the first half of the year that affected our Canadian operations. This decrease was partially offset by a gain of $8 million on the disposition of investment securities and increased contribution from our Western Australian equity accounted operation as a result of hedging its oil exposure which significantly insulated it from commodity price volatility in 2016.
FFO from our other industrial investments decreased by $8 million due primarily to lower FFO contributions from our graphite electrode manufacturing operation. This decrease was partially offset by a realized gain of $9 million in relation to the sale of a short-term securities investment as well as increased margins at our bath and shower manufacturing business.

54 BROOKFIELD ASSET MANAGEMENT

ii.	Norbord
Our share of Norbord’s FFO increased by $112 million to $133 million as North American benchmark OSB prices have increased from this time last year as U.S. housing starts, particularly for single-family homes, continue to recover and are increasing OSB demand, a key product used in the residential construction industry. Average North American OSB prices increased by 33% to $245 per thousand square feet (“Msf”) compared to an average pricing of $184 per Msf in 2015. FFO also benefitted from a 7% increase in North American yearly volumes from 5.5 billion square feet to 5.9 billion square feet.
Common Equity by Segment
Common equity in our Private Equity segment increased by $684 million from December 31, 2015 to $2.9 billion due to $926 million additional capital invested in these operations during the year. This was partially offset by the $441 million distribution to shareholders of a 21% interest in BBU. Most of the assets held in the private equity operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
Outlook and Growth Initiatives
BBU completed its first year as a publicly listed partnership following its spin-off in June 2016 and continues to make progress across its operations through a number of strategic initiatives. In the construction services business, the focus continues to be on key clients who are looking to build high quality residential, office, retail, and hotel projects. Within the business services segment, we are executing our strategy to expand the global footprint and scale of the facilities management operations to increase efficiency and value. In the energy segment, ongoing exploration and development initiatives are underway to enhance base production and solidify future growth within Canada and Australia. In the industrials segment, we are focused on making continued operational improvements to further reduce costs and increase efficiency.
BBU continues to pursue new opportunities and monetize businesses where capital can be redeployed into higher returning opportunities. In partnership with our institutional partners, BBU entered into a definitive agreement to acquire a 70% controlling stake in Odebrecht Ambiental (“OA”), Brazil’s largest private water distribution, collection, and treatment company, and an 85% controlling stake in Greenergy Fuels Holdings Ltd (“Greenergy”), a leading U.K.-based road fuels distributor. Given these businesses’ operational footprints and technical capabilities, we believe this acquisition will enable us to generate strong and stable long-term returns in the future. Subsequent to year end, we sold our bath and shower manufacturing business (“Maax”), which we acquired just prior to the U.S. housing and credit crisis and owned in a very challenging environment given the length and severity of the crisis. We were able to manage the ensuing challenges by applying our operating expertise to drive improved performance at Maax, culminating into a sale, which generated a strong multiple on our invested capital.
RESIDENTIAL DEVELOPMENT
Our residential development businesses operate predominately in North America and Brazil.
Our North American business is conducted through Brookfield Residential Properties Inc., and is active in 10 principal markets in Canada and the U.S., and controls approximately 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.
Our Brazilian business includes land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets, primarily São Paulo and Rio de Janeiro.
The following table disaggregates segment FFO and common equity into the amounts attributable to our two principal operating regions:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015
Residential
North America	$160	$171	$1,441	$1,318
Brazil and other	(97)	(36)	1,238	903
	$63	$135	$2,679	$2,221
FFO from our North American operations decreased by $11 million primarily due to a decrease of $31 million in land gross margins arising from a shift in the mix of lots sold as well as an overall decrease in the number of lot closings as we continue to be affected by the impact of depressed energy prices in western Canada. This was partially offset by an increase in housing gross margins by $44 million as a result of 537 additional home closings, as eastern Canada and various U.S. markets have benefitted from strong

2016 ANNUAL REPORT 55

market conditions. Furthermore, the average home selling prices in Canada increased by 12% from $328,000 to $368,000 due to a larger proportion of higher priced homes closed throughout Ontario and in Calgary, where we have benefitted from increased average selling prices attributable to homes built by our luxury home builder that we had acquired in the fourth quarter of 2015. As at December 31, 2016, we have 29 (2015 – 31) active land communities and 85 (2015 – 68) active housing communities.
Our Brazilian operations delivered 41 projects during the year in comparison to 25 in 2015. Although deliveries were higher in the current year, FFO was a loss of $97 million in the current year compared to a loss of $36 million in the prior year. This was due to increased costs on certain projects and decreased pricing as a result of the weak economic environment in Brazil and its impact on the residential market. We currently have 26 projects under development as compared to 63 at the start of 2016 and 101 at the start of 2015, as we have been focused on delivering our current inventory over the two past years.
Common Equity by Segment
Common equity in our residential development segment was $2.7 billion at December 31, 2016 (2015 – $2.2 billion) and consists largely of residential development inventory. We invested $281 million in our Brazilian operations during the year. In Brazil, the investment was used to repay high cost debt, lowering leverage and associated interest expense. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.
Outlook and Growth Initiatives
We believe our North American activities will continue to perform well due to the improving market conditions in several regions in which we operate. In Canada, we will continue to benefit from improved market conditions in eastern Canada, however, the impact of low commodity prices on our energy driven housing markets may have some offsetting impacts. Net new home orders increased 17% to 3,394 units in 2016, which increased the units and value of our backlog units by 15% and 37%, respectively, over the prior year, with much of the increase occurring within our U.S. operations where prices and product mix are contributing to higher margins. At the end of 2016, the North American backlog stood at 1,541 homes sold but not delivered, with a sales value of $783 million, compared to 1,340 homes with a value of $573 million at the same time last year.
Brazil is currently experiencing lower growth, which is having a negative impact on current returns. Although the market in Brazil remains challenging, consumer confidence levels are now rising, enhancing the value of our business and our ability to generate stronger results over time. Evidence of this confidence is seen through our recent launch of new products, after two years of not launching products into the market. We are continuing to restructure the company’s operations and refocus the company on higher margin projects in select key markets.
CORPORATE ACTIVITIES
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.
The following table disaggregates segment FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015
Cash and financial assets, net	$151	$30	$1,207	$1,018
Corporate borrowings	(241)	(224)	(4,500)	(3,936)
Preferred equity[1]	—	—	(3,954)	(3,739)
Corporate costs and taxes/net working capital	(122)	(116)	(373)	606
	$(212)	$(310)	$(7,620)	$(6,051)

1. FFO excludes preferred share distributions of $133 million (2015 – $134 million)

56 BROOKFIELD ASSET MANAGEMENT

Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $1.4 billion of cash and other financial assets (2015 – $1.3 billion), which are partially offset by $190 million (2015 – $280 million) of deposits and other liabilities.
FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO from our cash and financial asset portfolio was $151 million in the current year, reflecting favourable market performance.
Corporate borrowings are generally issued with fixed interest rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. The FFO deficit from our corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of corporate debt issuances during the year.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Common equity in our Corporate segment decreased by $1.6 billion to a deficit of $7.6 billion (2015 – $6.1 billion). The decrease is attributable to additional corporate borrowing from the $872 million issuance of corporate notes during the year, partially offset by repayment and weakening of Canadian dollars, as well as a repayment of a $632 million loan receivable from BPY that was part of the net working capital as of the prior year end. Net working capital also includes corporate accounts receivable, accounts payable, other assets and liabilities. These items are partly offset by net deferred income tax assets of $648 million (2015 – $729 million). FFO includes corporate costs and cash taxes, which increased over the prior year due to a higher level of cash taxes in the current quarter.

2016 ANNUAL REPORT 57

PART 4 – CAPITALIZATION AND LIQUIDITY
FINANCING STRATEGY
The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.
Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets or business group is intended to limit the impact of weak performance by one asset or business group and our ability to finance the balance of our operations.
Most of our financings have investment-grade characteristics, which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.
We maintain sufficient liquidity at the corporate level and within our key operating business groups to enable us to react to attractive investment opportunities and deal with contingencies when they arise. Our primary sources of liquidity, which we refer to as core liquidity, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer dated assets through dispositions and refinancings. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on attractive investment opportunities.

58 BROOKFIELD ASSET MANAGEMENT

CAPITALIZATION
Overview
We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
The following table presents our capitalization on a consolidated corporate (i.e. deconsolidated), and proportionately consolidated basis:

	Consolidated[1]		Corporate		Proportionate[1]
AS AT DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015
Corporate borrowings	$4,500	$3,936	$4,500	$3,936	$4,500	$3,936
Non-recourse borrowings
Property-specific mortgages	52,502	46,474	—	—	26,421	26,730
Subsidiary borrowings	7,949	8,303	—	—	5,231	5,303
	64,951	58,713	4,500	3,936	36,152	35,969
Accounts payable and other	11,982	11,433	1,901	1,726	7,726	7,537
Deferred tax liabilities	9,640	8,810	246	155	4,572	4,904
Subsidiary equity obligations	3,565	3,331	—	—	1,828	1,895
Equity
Non-controlling interests	43,235	31,920	—	—	—	—
Preferred equity	3,954	3,739	3,954	3,739	3,954	3,739
Common equity	22,499	21,568	22,499	21,568	22,499	21,568
	69,688	57,227	26,453	25,307	26,453	25,307
Total capitalization	$159,826	$139,514	$33,100	$31,124	$76,731	$75,612

1. Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance
Consolidated Capitalization
Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities. We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.
Corporate Capitalization
Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Common and preferred equity totals $26.5 billion (2015 – $25.3 billion) and represents approximately 80% of our corporate capitalization.
Corporate borrowings are further described on page 60.
Proportionate Capitalization
Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

2016 ANNUAL REPORT 59

Consolidated to Proportionate Capitalization Reconciliation
Proportionate capitalization is a non-IFRS measure that presents our share of debt and other obligations based on our ownership of the related investments. We use this measure to enable analysis of our leverage levels relative to our common equity. This may differ from our consolidated leverage because of the varying ownership that we have in our consolidated and equity accounted investments.
The following table reconciles consolidated capitalization to proportionate capitalization:

AS AT DEC. 31 (MILLIONS)	2016	2015
Total consolidated capitalization	$159,826	139,514
Add: proportionate share of debt of investments in associates	8,396	9,026
Less: liabilities attributable to non-controlling interests
Non-recourse borrowings	(37,146)	(31,539)
Liabilities associated with assets held for sale	(49)	(231)
Accounts payable and other	(4,256)	(3,896)
Deferred tax liabilities	(5,068)	(3,906)
Subsidiary equity obligations	(1,737)	(1,436)
Non-controlling interests	(43,235)	(31,920)
Total proportionate capitalization	$76,731	$75,612
Corporate Borrowings
Corporate borrowings at December 31, 2016 included term debt of $4.5 billion (2015 – $3.8 billion), which increased as a result of issuances of C$500 million and $500 million during the year and a $76 million impact of foreign exchange on Canadian dollar balances, partially offset by C$300 million repayment during the year. We had no commercial paper and bank borrowings outstanding at December 31, 2016 (2015 – $156 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities of which $1.5 billion have a five-year term, $170 million have a four-year term and the remaining $300 million have a three-year term. As at December 31, 2016, approximately $61 million of the facilities were utilized for letters of credit (2015 – $101 million).
Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from April 2017 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.
Our corporate term debt has an average term of eight years (2015 – eight years). The average interest rate on our corporate borrowings was 4.8% at December 31, 2016 (2015 – 5.0%).
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT DEC. 31 ($ MILLIONS)	2016	2015	2016	2015
Property	4	4	$34,322	$31,191
Renewable power	8	9	7,963	5,602
Infrastructure	9	9	7,901	6,325
Private equity and other	3	3	1,836	2,300
Residential development	1	2	420	626
Total	5	5	$52,442	$46,044
Property-specific borrowings increased by $6.4 billion during 2016 due to $5.2 billion of borrowings assumed on or issued in conjunction with acquisitions offset by repayment of amounts previously drawn on revolving or term bank facilities. The additional borrowings in our renewable power operations are primarily related to the acquisitions of hydroelectric facilities in Colombia and the U.S. The additional borrowings in our infrastructure operations are also primarily related to acquisitions, including the acquisitions of our Indian and Peruvian toll roads, North American gas storage operations and Australian ports business. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period decreased the carrying value of our non-U.S. dollar borrowings.

60 BROOKFIELD ASSET MANAGEMENT

Subsidiary Borrowings
We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT DEC. 31 ($ MILLIONS)	2016	2015	2016	2015
Property	2	1	$2,765	$2,864
Renewable power	6	6	2,029	1,736
Infrastructure	3	4	1,002	1,491
Private equity and other	2	3	538	623
Residential development	6	7	1,615	1,589
Total	4	4	$7,949	$8,303
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings decreased by $0.4 billion as our subsidiaries partially repaid their credit facilities used to fund investments and growth initiatives in the prior year, offset by the C$500 million issuance in BEP during the third quarter of 2016.
Subsidiary Equity Obligations
The following table disaggregates subsidiary equity obligations by type:

AS AT DEC. 31 (MILLIONS)	2016	2015
Subsidiary preferred equity units	$1,574	$1,554
Limited life funds and redeemable fund units	1,439	1,274
Subsidiary preferred shares	552	503
	$3,565	$3,331
Subsidiary preferred shares are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the issuer common equity at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense.
Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT DEC. 31 ($ MILLIONS)		2016	2015	2016	2015
Fixed rate-reset	Perpetual	4.42%	4.63%	$2,669	$2,506
Fixed rate	Perpetual	4.82%	4.82%	753	753
Floating rate	Perpetual	1.97%	1.92%	532	480
Total		4.17%	4.32%	$3,954	$3,739
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2016 was 282 basis points.
On November 18, 2016, the company issued 12.0 million Series 46 fixed rate-reset preferred shares with an initial dividend rate of 4.80% for gross proceeds of C$300 million.
During the year we repurchased 258,487 of our fixed rate-reset preferred shares with a face value of $6.4 million.

2016 ANNUAL REPORT 61

Non-controlling Interests
Non-controlling interests in our consolidated results consists primarily of public interests in BPY, BEP, BIP and BBU, and third-party interests in their consolidated operating entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Brookfield Property Partners	$18,790	$16,045
Brookfield Renewable Partners	8,879	5,358
Brookfield Infrastructure Partners	7,710	5,591
Brookfield Business Partners	2,173	—
Other participating interests	5,683	4,926
	$43,235	$31,920
The increase in non-controlling interests is the result of the spin-off of BBU which contributed $2.2 billion as well as acquisitions made through private funds in the year, in particular the acquisition of a Colombian hydroelectric portfolio through a private fund and with co-investors, which contributed $2.7 billion of the increase in non-controlling interests in BEP, as well as the acquisition of self-storage operations, a U.S. retail mall portfolio, and a portfolio of student housing in our opportunistic real estate funds, which are consolidated by BPY, and the acquisitions of our North American gas storage operations, a portion of our Australian port operations and toll roads that are consolidated by BIP.
Class A Shares
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the years are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Outstanding, beginning of year	961.3	928.2
Issued (repurchased)
Issuances	—	32.9
Repurchases	(4.7)	(11.5)
Long-term share ownership plans[1]	1.3	11.4
Dividend reinvestment plan and others	0.3	0.3
Outstanding, end of year	958.2	961.3
Unexercised options and other share-based plans[1]	43.8	42.0
Total diluted shares, end of year	1,002.0	1,003.3

1. Includes management share option plan and restricted stock plan
The company holds 27.8 million Class A shares (2015 – 26.3 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 4.2 million (December 31, 2015 – 3.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2016 and 2015, resulting in a net reduction of 23.6 million (2015 – 22.6 million) diluted shares outstanding.
During 2016, 2,713,259 options were exercised, in which 2,290,097 were exercised on a net-settled basis, resulting in the cancellation of 1,662,086 vested options.
The cash value of unexercised options is $901 million as at December 31, 2016 (2015 – $828 million) based on the proceeds that would be received on exercise of the options.
As of March 30, 2017, the Corporation had outstanding 958,869,814 Class A shares and 85,120 Class B shares.

62 BROOKFIELD ASSET MANAGEMENT

Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Net income attributable to shareholders	$1,651	$2,341
Preferred share dividends	(133)	(134)
Net income available to shareholders	$1,518	$2,207

Weighted-average shares	959.0	949.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	17.6	26.0
Shares and share equivalents	976.6	975.7

1. Includes management share option plan and escrowed stock plan
INTEREST RATE PROFILE
As at December 31, 2016, our net floating rate liability position on a proportionate basis was $7.5 billion (2015 – $5.2 billion). As a result, a 50 basis-point increase in interest rates would decrease FFO by $37 million (2015 – $26 million). Notwithstanding our practice of matching funding of long-term assets with long-term debt, we believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure while preserving a long-term maturity profile.
The impact of a 50 basis-point increase in long-term interest rates on the carrying value of financial instruments recorded at market value is estimated to increase FFO by $26 million, based on our positions at December 31, 2016 (2015 – $16 million).
We have continued to take advantage of low long-term rates to fix the coupons on floating rate debt and near-term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We completed approximately $31 billion of debt and preferred share financings during the year throughout our portfolio ($20 billion on a proportionate basis). These refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $9 billion of the asset-specific financings and the $0.7 billion of preferred shares issued have fixed rate coupons.
As at December 31, 2016, we held a $2.6 billion notional amount (2015 – $3.2 billion) of interest rate contracts, $1.7 billion on a proportionate basis (2015 – $2.0 billion), to lock in the risk-free component of interest rates for projected debt refinancings over the next three years at an average risk-free rate of 1.5% (2015 – 1.8%). The effective rate will be approximately 4.2% (2015 – 4.1%) at the time of issuance, which reflects the premium relating to the slope of the yield curve during this period. This represents approximately 31% of expected issuance into the North American and U.K. markets (2015 – 38%) at our share in the next three years. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond, such that a 50 basis-point increase in the interest rate would result in a $129 million positive mark to market (2015 – $137 million), of which $85 million net to Brookfield (2015 – $95 million) would be recorded in other comprehensive income.
LIQUIDITY
Overview
As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We endeavour to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation. Our share of capital commitments to private funds are generally funded by the associated listed partnership, based on the investment strategy of each fund. From time to time, we will invest additional capital in these listed partnerships through participation in equity issuances or alternatively may sell units on a secondary basis.
Core Liquidity
Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities at the corporate and listed partnership level, which we refer to collectively as core liquidity. We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. Our credit facilities are with a diversified range of major banking institutions, typically have five year terms and we endeavour to renew and extend the term annually.

2016 ANNUAL REPORT 63

The following table presents our core liquidity on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
AS AT DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015
Cash and financial assets, net	$1,207	$1,018	$1,385	$428	$2,592	$1,446
Undrawn committed credit facilities	1,869	1,673	4,506	5,848	6,375	7,521
	$3,076	$2,691	$5,891	$6,276	$8,967	$8,967

As at December 31, 2016, core liquidity at the corporate level was $3.1 billion, consisting of $1.2 billion in cash and financial assets, net of deposits and other liabilities, and $1.9 billion in undrawn credit facilities. Corporate level liquidity is readily available for use without any material tax consequences. We expect to fund corporate transactions and financial commitments with existing cash and financial asset balances and borrowing under corporate credit facilities as well as cash generated on an ongoing basis.
We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed in the table below on this page. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means.
Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. Recurring cash requirements at the corporate level include: ongoing corporate operating costs; interest payments on corporate borrowings; payments related to financial instruments such as interest rate and foreign currency contracts, to the extent that these are in a liability position; payments related to our energy marketing initiatives, when realized prices on power sales are less than the contracted price paid to BEP; and preferred and common share dividend payments declared by our Board of Directors.
Typical capital requirements for cash include debt principal repayments and preferred share redemptions, although we typically refinance these in advance of maturity; capital calls from funds to which we have committed capital, which typically is at our discretion as we manage the funds; discretionary investments to fund acquisitions and capital expansion projects, including participation in equity issues by our principal investee companies.
During 2016 we earned $712 million of fee related earnings. We received $1.1 billion in distributions from our listed subsidiaries during 2016 and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $151 million. Interest expense and preferred share distributions totalled $241 million and $133 million, respectively, and corporate operating expenses and cash taxes totalled $122 million. We paid $500 million in dividends on our common equity in 2016.
We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity, excluding our cash and financial asset portfolio:

AS AT DEC. 31, 2016 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annual)
Brookfield Property Partners[3]	68.8%	487.8	$1.18	$11,992	$652
Brookfield Renewable Partners	61.3%	183.4	1.87	5,448	343
Brookfield Infrastructure Partners	29.6%	110.3	1.74	3,690	192
Brookfield Business Partners	74.9%	80.9	0.28	1,946	20
Norbord	40.8%	35.0	0.30	884	11
Acadian Timber Corp.	44.9%	7.5	0.74	100	6
				$24,060	$1,224

1.
Based on current distribution policies as announced in February 2017
2.
Quoted value using December 31, 2016 public pricing
3.
Quoted value includes $1,265 million of preferred shares and distributions includes $76 million of preferred distributions. Fully diluted ownership is 62%, assuming conversion of convertible preferred shares held by a third party

We also receive capital distributions from time to time from asset sales by private funds that we hold direct interests in, such as our private equity funds, and from the sale of directly held assets.

64 BROOKFIELD ASSET MANAGEMENT

The formation and spin-off of BBU has resulted in us providing a $500 million acquisition and liquidity facility to BBU to assist in its liquidity requirements in the short term, which has not been drawn. Subsequently, BBU obtained a $150 million credit facility from external lenders that is non-recourse to the Corporation. BBU now funds the commitments to our private equity private funds, which will decrease the liquidity requirements on the Corporation over time as BBU becomes self-financing.
Consolidated core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP, BIP, and BBU, and was $9.0 billion at the end of the period. This liquidity is available to fund ongoing investments in their respective areas of expertise and, accordingly, we include the resources of these entities in assessing our overall liquidity. Our principal subsidiaries are publicly listed limited partnerships that are able to repatriate cash to unitholders, including the Corporation, without the imposition of material tax consequences on the partnerships themselves. As a unitholder, we receive distributions from these subsidiaries, which are not taxable to us. We recognize income taxes based on our share of the partnerships’ taxable income and we record this as part of our tax expense.
Capital Requirements and Commitments
On a consolidated basis, our two largest normal course capital requirements are the funding of acquisitions and debt maturities. As a result of our financing strategy, the quality of our assets and emphasis on investment-grade borrowings and diversification of capital sources, we have consistently refinanced maturities in the normal course, even in difficult capital market environments, and frequently do so in advance of the scheduled maturity to lessen exposure to capital market disruptions.
As noted above, most of our acquisitions are completed by private funds or listed partnerships that we manage. In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or our managed entities such as our listed partnerships. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
Our commitments to provide capital to the private funds that we manage are similar to the commitments that our clients make. In the case of our property, infrastructure and private equity funds, these commitments are expected to be funded by our listed partnerships, specifically BPY, BEP, BIP and BBU, although in certain circumstances the agreements provide that the Corporation will fund any commitments that our listed entities fail to fund. As at December 31, 2016 the company had commitments of $7.4 billion to funds, of which $7.0 billion is expected to be funded by managed entities and the balance of $468 million by the Corporation. In addition, we had $19.9 billion of private fund commitments from third-party clients to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.
We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary, however we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.
As discussed further on pages 74 and 75, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.
Over the medium to longer term, we believe that our strategy of holding most of the capital we invest in our property, renewable power and infrastructure businesses through listed entities will significantly increase our aggregate capital resources and liquidity and reduce our corporate level capital requirements with respect to future investing activities. Our strategy calls for most of the capital invested in assets within these sectors, either directly or through commitments to private funds, to be funded by the listed entities with their own capital resources. We may, however, from time to time enter into commitments to provide financing to listed entities such as an equity subscription facility or loan facility. We may also underwrite the syndication of co-investments and joint venture investment transactions by our listed issuers and private funds.
The core liquidity of our listed partnerships, including proceeds of asset dispositions, private fund distributions and financings, is typically retained by each listed partnership and is not distributed to the Corporation or other unitholders. Should we, through our controlling interest, choose to repatriate this liquidity, the Corporation would receive its proportionate share as a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the Corporation.

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REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Operating activities	$3,083	$2,788
Financing activities	6,993	8,222
Investing activities	(8,557)	(11,064)
Change in cash and cash equivalents	$1,519	$(54)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.
Operating Activities
Cash flow from operating activities totalled $3.1 billion in 2016, a $295 million increase from 2015. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an outflow of $243 million in 2016 (2015 – $128 million). Operating cash flow prior to non-cash working capital and residential inventory was $3.8 billion during the current year, which was $0.9 billion higher than 2015 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.
Financing Activities
The company generated $7.0 billion of cash flows from financing activities during 2016, as compared to $8.2 billion in 2015. Our subsidiaries issued $23.8 billion (2015 – $15.6 billion) and repaid $20.4 billion (2015 – $11.5 billion) of property-specific and subsidiary borrowings, for a net issuance of $3.4 billion (2015 – $4.1 billion) during the year. We raised $10.6 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, including the repayment of $1.7 billion of short-term borrowings backed by private fund commitments, and returned $5.1 billion to our clients in the form of either distributions or return of capital. Most of the activity related to the acquisition of our Colombian hydroelectric portfolio and acquisitions within our property and infrastructure funds. The corporation issued $0.9 billion of medium-term notes, the proceeds of which were used to repay medium-term notes that came to maturity.
Investing Activities
During 2016, we invested $17.9 billion and generated proceeds of $9.4 billion from dispositions for net cash deployed in investing activities of $8.4 billion. This compares to net cash investments of $12.8 billion in 2015. We acquired $9.4 billion of consolidated subsidiaries across our various strategies. Disposition proceeds included over $4.0 billion from the sale of office properties. We invested $3.7 billion in financial assets, such as debt and equity securities. Investing activities were higher in the prior year due to particularly large investments in our property and private equity funds.

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CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DEC. 31, 2016 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Corporate borrowings	$425	$447	$260	$3,368	$4,500
Principal repayments
Non-recourse borrowings
Property-specific mortgages	7,655	13,965	13,467	17,355	52,442
Other debt of subsidiaries	866	2,699	1,955	2,429	7,949
Subsidiary equity obligations	421	143	1,217	1,784	3,565
Accounts payable and other
Capital lease obligations	27	6	2	1	36
Other	7,694	1,629	262	2,294	11,879
Commitments	695	431	29	301	1,456
Operating leases[1]	105	222	28	447	802
Interest expense[2]
Corporate borrowings	201	375	342	878	1,796
Non-recourse borrowings	2,776	4,549	3,219	4,378	14,922
Subsidiary equity obligations	198	376	318	378	1,270

1.
Operating land leases with agreements largely expiring after the year 2065 totalled $4.4 billion as at December 31, 2016
2.
Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1.5 billion (2015 – $0.9 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. The Corporation is required under certain circumstances to purchase BPY’s preferred equity units at redemption, as described below, accordingly, commitments in 2016 include $226 million, which represents the carrying value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1,574 million was recorded within subsidiary equity obligations. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.
The Corporation entered into arrangements in 2014 with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.
The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

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The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
Our wholly owned energy marketing group has committed to purchase power and other wind generation produced by 61% owned BEP as previously described on page 50.
EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.

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PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS
In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.
OPERATING CAPABILITIES
We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating business groups in the belief that this approach will produce strong returns over the long term.
We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to realize the value created during our ownership.
Our operating business groups and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating business groups have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these business groups enable us to optimize the cash returns and values of the assets that we manage.
We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the amount of capital managed for others on a fee bearing basis. We continue to invest our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.
The diversification within our operations in terms of both asset classes and regions allows us to offer a broad range of products and investment strategies to our clients, enabling us to pursue a wide range of investment opportunities while focusing on assets and regions that offer the best value. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients. We also manage several flagship specialty issuers publicly listed on major North American stock exchanges and with majority independent boards of directors, which further enhances the development of our business partnerships.
Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.
RISK MANAGEMENT
Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management, which includes a risk management framework for managing risks across the organization.
The assessment and management of risk is the responsibility of the company’s management. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by the management teams that have the most knowledge and expertise in the business or risk area.
As such, business specific risks are generally managed at the operating business group level, as the risks vary based on the characteristics of each business. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.
At the same time, we utilize a co-ordinated approach among our corporate group and our operating business groups to risks that can be more pervasive and correlated in their impact across the organization, such as liquidity, foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly co-ordinated to ensure consistent focus and implementation across the organization.

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The company’s Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of the Risk Management Group, which works with various operational and functional groups within Brookfield to co-ordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the company.
These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	Risk Management Steering Committee to support the overall corporate risk management program, and co-ordinate risk assessment and mitigation on an enterprise-wide basis;

•	Investment Committees to oversee the investment process as well as monitor the ongoing performance of investments;

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Safety Steering Committee to focus on health, safety and environmental matters; and

•	Disclosure Committee to oversee the public disclosure of material information.
The Corporation’s Board of Directors has governance oversight for risk management with a focus on the more significant risks we face, and builds upon management’s risk assessment and oversight processes. The Board of Directors has delegated responsibility for the oversight of specific risks to board committees as follows:

•
Risk Management Committee: Oversees the management of Brookfield’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic, regulatory and business risks. These responsibilities include reviewing risk assessment and risk management practices with management to ensure ongoing, effective mitigation of key organizational risks, as well as confirming that the company has an appropriate risk taking philosophy and suitable risk capacity.

•
Audit Committee: Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting as well as for associated audit processes (internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the risk-based internal audit plan, which ensures alignment with risk management activities and organizational priorities.

•
Management Resources and Compensation Committee: Oversees the risks related to Brookfield’s management resource planning, including succession planning, proposed senior management appointments, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

•
Governance and Nominating Committee: Oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest, as well as with respect to related party transactions.

BUSINESS ENVIRONMENT AND RISKS
The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our equity. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.

a)	Ownership of Class A Shares
The trading price of our Class A shares is subject to market volatility and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) changes in the values of our investments or changes in the amount of distributions, dividends or interest paid in respect of investments; (vii) differences between our actual financial and operating results and those expected by investors and analysts; (viii) changes in analysts’ recommendations or earnings projections; (ix) changes in the extent of analysts’ interest in covering the Corporation and its publicly traded affiliates; (x) the depth and liquidity of the market for our Class A shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our businesses and the industries in which

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we operate; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A shares by senior management or significant shareholders; and (xvii) the materialization of other risks described in this section.

b)	Reputation
Actions or conduct that have a negative impact on clients’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain client capital.
The growth of our asset management business relies on continuous fundraising for various private and public investment products. We depend on our business relationships and our reputation for integrity and high-calibre asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities we manage. If we are unable to continue to raise capital from third-party investors, either privately, publicly or both, this could materially reduce our revenue and cash flow and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in our managed entities, making it more difficult for us to raise new capital. Investors may decline to invest in current and future managed entities and may withdraw their investments from our managed entities as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
Because of our various lines of businesses and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest than that to which we would otherwise be subject if we had just one line of business or investment product. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including client capital and the Corporation’s own capital. In addition, the senior management team of the Corporation and its affiliates has their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the Corporation or on behalf of clients in entities managed by the Corporation. In addressing these conflicts, we have implemented certain policies and procedures that may be ineffective at mitigating actual, potential or perceived conflicts of interest, or reduce the positive synergies that we cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of the type outlined in this paragraph could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes. Appropriately dealing with conflicts of interest for an asset manager like us is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. There has been enhanced regulatory scrutiny of asset manager conflicts in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us.
The governing agreements of our private funds provide that, subject to certain conditions, third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund for convenience. Any negative impact to our reputation would be expected to increase the likelihood that a private fund could be terminated by investors for convenience. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.
We could be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our portfolio companies in which we and our managed entities invest. We may face increased risk of misconduct to the extent our capital allocated to emerging markets increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favourable or unfavourable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict, detract from or compete against our existing businesses, and that the

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investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.

c)	Asset Management
Investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management, or growth in fee bearing capital could be adversely impacted by poor product development or marketing efforts.
Our value investing strategy focuses on acquiring high quality businesses on a value basis, executing operational improvements and exiting through a competitive process that optimizes value. The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. In addition, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high quality assets at attractive prices to supplement our growth in a timely manner, or at all. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity; or we may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or be unable to quickly and effectively integrate new acquisitions into our existing operations.
In addition, liabilities may exist that we or our managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition. The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
We pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
If any of our managed entities perform poorly, our fee-based revenue and cash flow would decline. Moreover, we could experience losses on our own capital invested in our managed entities. Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed entities to the extent those concentrated investments are in assets or regions that experience a market dislocation.
Competition from other asset managers for raising public and private capital is intense and poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. If poor investment returns prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we can find new investors. If we cannot raise capital from third-party investors, we may be unable to deploy capital into investments and collect management fees, and potentially collect transaction fees or carried interest, which would materially reduce our revenue and cash flow and adversely affect our financial condition.
In pursuing investment returns, we and our managed entities face competition from other investors. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. Moreover, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current asset management fee structures, including with respect to base management fees, carried interest or other terms. These pressures could reduce investment returns and negatively affect our overall revenues, operating cash flows and financial condition. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful and we may have difficulty competing for investment opportunities, particularly those offered through auction processes.

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d)	Temporary Investments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our asset management franchise.
We periodically enter into agreements that commit us to acquire assets or securities in order to support our asset management franchise. For example, we may acquire an asset suitable for a particular managed entity that we are fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. Or, as another example, for a particular acquisition transaction we may commit capital as part of a consortium alongside certain of our managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management franchise. By leveraging the Corporation’s financial position to make temporary investments we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the Corporation’s initial equity participation.
While it is often our intention in these arrangements that the Corporation’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest as we intended and be required to take or keep ownership of an asset for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

e)	Laws, Rules and Regulations
Failure to comply with regulatory requirements could result in financial penalties, loss of business, and/or damage to our reputation.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of us or our publicly listed affiliates to comply with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.
Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability.
Our asset management business is not only regulated in the United States, but also in other jurisdictions where we conduct operations including the EU, the U.K., Canada, Brazil and Australia. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further regulations in the future. These regulations may impact how we market our managed entities in these jurisdictions, and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor distributions. Such regulations may also prescribe certain capital requirements on our managed entities, and conditions on the leverage our managed entities may employ and the liquidity these managed entities must have. Compliance with additional regulatory requirements will impose additional compliance burdens and expense for us and could reduce our operating flexibility and fundraising opportunities.
We acquire and develop primarily property, renewable power, infrastructure, business services and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

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The advisors of certain of our managed entities are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisors Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently nor do we intend to become registered as an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make; and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities) and issuing certain securities, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.

f)	Governmental Investigations and Anti-Bribery and Corruption
Our policies and procedures designed to ensure compliance with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal (“investigations”). These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act and the Canadian Corruption of Foreign Public Officials Act. This increased global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal in this area, the results of which cannot be predicted.
Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed entities invest.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

g)	Foreign Exchange
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on our results of operations and financial position. In addition, we are active in certain markets whose economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.

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There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities we will face incremental collateral requirements in the form of initial margin, and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income.
We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.

h)	Interest Rates
Rising interest rates could increase our interest costs.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, absent all else, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk.  Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
In addition, interest rates are at historically low levels in many jurisdictions. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted.

i)	Human Capital
Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our asset management business.
In all of our markets, we face competition in connection with the attraction and retention of qualified employees. Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our senior management team has a significant role in our success and oversees the execution of our value investing strategy. Our ability to retain and motivate our management team or attract suitable replacements should any members of our management team leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives, and such departures could adversely impact our financial condition and cash flow. Competition for the best human capital is intense and the loss of services from key members of the management team or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed entities and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. The conduct of our businesses and the execution of our strategy rely heavily on teamwork. Our continued ability

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to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions, as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labour costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

j)	Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our managed entities, and the willingness of investors to invest in our managed entities. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.
Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to co-ordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, we could also face reputational risk as a result of negative media coverage of our tax planning or otherwise.
The Corporation endeavours to be considered a “qualified foreign corporation” for U.S. federal income tax purposes and for the Corporation’s dividends to therefore be considered generally eligible for “qualified dividend” treatment in the U.S. Whether dividends paid by the Corporation will in fact be treated as “qualified dividends” for U.S. federal income tax purposes for a particular shareholder of the Corporation will depend on that shareholder’s specific circumstances, including, but not limited to, the shareholder’s holding period for shares of the Corporation on which dividends are received. The Corporation provides no assurances that any or all of its dividends paid to shareholders will be treated as “qualified dividends” for U.S. federal income tax purposes.

k)	Financial and Liquidity
Cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We attempt to match the profile of any leverage to the associated assets. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness on our assets at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our assets, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity causing dilution to existing shareholders. Regulatory changes, including, for example, standards for banks under Basel, may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants

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could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, in the ordinary course of business we guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.

l)	Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and may take time to be fully ingrained.
Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian, U.S. and Dutch securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

m)	Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower

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rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the U.S. and European markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Europe and elsewhere.

n)	Economic Conditions
Unfavourable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: credit and capital market volatility, business investment levels, government spending levels, consumer spending levels, changes in laws, rules or regulations, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations), changes in interest rates, inflation rates, the rate and direction of economic growth, and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused depressed commodity prices and volatility across all markets, which may have a negative impact on our financial performance.
Unfavourable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by us and our managed entities; (iii) the value or performance of the investments made by us and our managed entities; and (iv) the ability of us and our managed entities to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash (such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage).

o)	Health, Safety and the Environment
Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.
The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and contaminated lands, and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are material to our businesses.
We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval

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or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly and we may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health and safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures.
As an owner and operator of real assets, we may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in our properties, or at other locations regardless of whether or not we were responsible for the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings against us.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders.
There is increasing stakeholder interest in environmental sustainability issues, including among the investors and potential investors in our managed entities. If we are unable to successfully manage our environmental sustainability compliance, this could have a negative impact on our ability to raise future public and private capital and could be detrimental to our economic value and the value of our managed entities.

p)	Catastrophic Event/Loss and Cyber Terrorism
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, terrorism/sabotage, or fire, as well as deliberate cyber terrorism, could adversely impact our financial performance.
Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could adversely impact our operations.
Ongoing changes to the physical climate in which we operate may have an impact on our businesses. Changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, result in the imposition of new property taxes, or increase property insurance rates. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our operations. Climate change regulation at provincial or state, federal and international levels could have an adverse effect on our business, financial position, results of operations or cash flows.
Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe are reasonable in the future. All of the risks indicated in this paragraph could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
We rely on certain information technology systems which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of our systems will provide adequate protection. If our information systems are compromised, we could suffer a disruption in one or more of our businesses. This could have a negative impact on our operating results and cash flows, or result in reputational damage.

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q)	Dependence on Information Technology Systems
The failure of our information technology systems could adversely impact our reputation and financial performance.
We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.
We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

r)	Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our managed entities may subject us, our managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.
Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.

s)	Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors and officers liability insurance, or D&O insurance, for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the Corporation and its affiliates may enter into insurance policies as a group which are intended to provide coverage for the entire group. Since they are group policies, any payments under a policy could have a negative impact on other entities covered under the policy since they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.

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t)	Credit
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.
We have business lines whose model is to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in our private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations.

u)	Property
We face risks specific to our property activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial property business. Commercial property investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favourable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our retail property operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavourable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily business are subject to a range of operating risks common to these industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. For example, our hospitality business faces risks relating to hurricanes, earthquakes, tsunamis, and other natural and man-made disasters, the potential spread of contagious diseases such as the Zika virus, and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations, or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired property, as well as on the rents realized.

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v)	Renewable Power
We face risks specific to our renewable power activities.
Our renewable power operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind and other elements beyond our control. Hydrology and wind levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water and wind levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A significant portion of our renewable power revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome.
In our renewable power operations there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.

w)	Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, energy, communications infrastructure, timberlands and agriculture operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks and ports. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.
Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned or we may not be able to recover our initial cost.
General economic conditions affect international demand for the commodities handled and services provided by our infrastructure operations and the goods produced and sold by our timberlands and agriculture businesses. A downturn in the economy generally, or specific to any of our infrastructure businesses, may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.

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x)	Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.
Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of income that they generate. Even with our support, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.
Our private equity funds may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction in which the business is involved will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which may be less than the purchase price of the securities or other financial instruments in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, the private equity business may be required to sell its investment at a loss. Investments in some of the businesses we target may become subject to legal and/or regulatory proceedings and therefore our investment may be adversely affected by external events beyond our control.
Our private equity businesses include industrial operations that are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control, and commodity price declines can have a significant negative impact on these operations. Sustained depressed levels or future declines of the price of resources such as oil, gas, limestone and palladium and other metals may adversely affect our operating results and cash flows.
We have several companies that operate in the highly competitive service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts, which may not materialize, and they face uncertainty related to contract award timing. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact whether and when these companies receive new contracts. In our construction business, the ability of the private or public sector to fund projects could adversely affect the awarding or timing of new contracts and margins. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction business could incur significant costs.

y)	Residential Development
We face risks specific to our residential development activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.

2016 ANNUAL REPORT 83

PART 6 – ADDITIONAL INFORMATION
ACCOUNTING POLICIES AND INTERNAL CONTROLS
Accounting Policies, Judgments and Estimates
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.
For further reference on accounting policies, judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2016 consolidated financial statements.

i.	Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties
The assumptions and estimates used when determining the fair value of commercial properties include: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash costs in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

b.	Revaluation Method for Property, Plant and Equipment
When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

c.	Sustainable Resources
The fair value of standing timber and agricultural assets is based on the following estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

d.	Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

e.	Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Inventory and Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; including oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.

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ii.	Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

a.	Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in the IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.

2016 ANNUAL REPORT 85

g.	Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or other financial assets or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.

h.	Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.
Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:
Property, Plant and Equipment and Intangible Assets
IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis, the adoption did not have a significant impact on the company’s consolidated financial statements.
Investments in Associates and Joint Ventures
The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.
Future Changes in Accounting Standards
Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company is in the process to determine the impact of IFRS 15 on its consolidated financial statements.
Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.
Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

86 BROOKFIELD ASSET MANAGEMENT

Statement of Cash Flows
In January 2016, the IASB issued the amendments to IAS 7 Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Since the amendments are being issued less than one year before the effective date, the company is not required to provide comparative information when it first applies the amendments. The company has not yet determined the impact of amendments on its consolidated financial statements.
Income Taxes
The amendment to IAS 12, Income Taxes (“IAS 12”) clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The amendment to IAS 12 is effective for annual periods beginning January 1, 2017. The amendment will not have any significant impact to the consolidated financial statements of the company.
Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company has not yet determined the impact of IFRIC 22 to its consolidated financial statements.
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2016 and based on that assessment concluded that, as of December 31, 2016, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2016. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2016 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The 2016 consolidated financial statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of December 31, 2016, and of the development and performance of the business for the financial year then ended.

2016 ANNUAL REPORT 87

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
The following is a list of significant related party transactions of the Corporation during the years ended December 31, 2016 and December 31, 2015:
In connection with our newly launched open-ended real estate fund, BPY contributed certain operating buildings and development projects for net proceeds of approximately $500 million, which was received in the form of cash and limited partner interest in the fund. The company is the general partner of the fund and will earn fees for the management of this fund. This fund is equity accounted for in the consolidated financial statements of the company.
In April 2015, the Corporation issued 32.9 million Class A shares. Current officers, directors and shareholders of Brookfield, and entities controlled by them, purchased an aggregate of 2.1 million Class A shares as part of this issuance. The aggregate gross proceeds of the issuance was $1.2 billion.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2016, Brookfield’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting for Rouse, IFC Seoul, Simply Storage, City Point, U.K. Student Housing, Isagen, Holtwood, Rutas de Lima, Niska and Linx which were acquired during 2016, and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 11%, 12%, 6% and 4%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2016.
Brookfield’s internal control over financial reporting as of December 31, 2016, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2016. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2016.

J. Bruce Flatt Chief Executive Officer	Brian D. Lawson Chief Financial Officer

March 31, 2017 Toronto, Canada

2016 ANNUAL REPORT 89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the "Company") as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Rouse, IFC Seoul, Simply Storage, City Point, UK Student Housing, Isagen, Holtwood, Rutas de Lima, Niska and Linx, which were acquired during 2016 and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 11%, 12%, 6% and 4%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting at Rouse, IFC Seoul, Simply Storage, City Point, UK Student Housing, Isagen, Holtwood, Rutas de Lima, Niska and Linx. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 31, 2017 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

March 31, 2017
Toronto, Canada

90 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 93 through 168 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the board of directors and shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

J. Bruce Flatt Chief Executive Officer	Brian D. Lawson Chief Financial Officer

March 31, 2017 Toronto, Canada

2016 ANNUAL REPORT 91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

March 31, 2017
Toronto, Canada

92 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2016	2015
Assets
Cash and cash equivalents	6	$4,299	$2,774
Other financial assets	6	4,700	6,156
Accounts receivable and other	7	9,133	7,044
Inventory	8	5,349	5,281
Assets classified as held for sale	9	432	1,397
Equity accounted investments	10	24,977	23,216
Investment properties	11	54,172	47,164
Property, plant and equipment	12	45,346	37,273
Intangible assets	13	6,073	5,170
Goodwill	14	3,783	2,543
Deferred income tax assets	15	1,562	1,496
Total Assets		$159,826	$139,514

Liabilities and Equity
Accounts payable and other	16	$11,915	$11,366
Liabilities associated with assets classified as held for sale	9	127	522
Corporate borrowings	17	4,500	3,936
Non-recourse borrowings
Property-specific mortgages	18	52,442	46,044
Subsidiary borrowings	18	7,949	8,303
Deferred income tax liabilities	15	9,640	8,785
Subsidiary equity obligations	19	3,565	3,331

Equity
Preferred equity	21	3,954	3,739
Non-controlling interests	21	43,235	31,920
Common equity	21	22,499	21,568
Total equity		69,688	57,227
Total Liabilities and Equity		$159,826	$139,514

2016 ANNUAL REPORT 93

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2016	2015
Revenues	22	$24,411	$19,913
Direct costs	23	(17,718)	(14,433)
Other income and gains		482	145
Equity accounted income	10	1,293	1,695
Expenses
Interest		(3,233)	(2,820)
Corporate costs		(92)	(106)
Fair value changes	24	(130)	2,166
Depreciation and amortization		(2,020)	(1,695)
Income taxes	15	345	(196)
Net income		$3,338	$4,669
Net income attributable to:
Shareholders		$1,651	$2,341
Non-controlling interests		1,687	2,328
		$3,338	$4,669
Net income per share:
Diluted	21	$1.55	$2.26
Basic	21	1.58	2.32

94 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2016	2015
Net income		$3,338	$4,669
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		(113)	(22)
Available-for-sale securities		649	(485)
Equity accounted investments	10	(52)	(33)
Foreign currency translation		1,236	(3,461)
Income taxes	15	(60)	(31)
		1,660	(4,032)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment		824	2,144
Revaluation of pension obligations	16	(40)	32
Equity accounted investments	10	482	548
Income taxes	15	(113)	(417)
		1,153	2,307
Other comprehensive income (loss)		2,813	(1,725)
Comprehensive income		$6,151	$2,944
Attributable to:
Shareholders
Net income		$1,651	$2,341
Other comprehensive income (loss)		821	(780)
Comprehensive income		$2,472	$1,561

Non-controlling interests
Net income		$1,687	$2,328
Other comprehensive income (loss)		1,992	(945)
Comprehensive income		$3,679	$1,383

2016 ANNUAL REPORT 95

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in year:
Net income	—	—	1,651	—	—	—	—	1,651	—	1,687	3,338
Other comprehensive income	—	—	—	—	157	405	259	821	—	1,992	2,813
Comprehensive income	—	—	1,651	—	157	405	259	2,472	—	3,679	6,151
Shareholder distributions
Common equity	—	—	(997)	—	—	54	2	(941)	—	441	(500)
Preferred equity	—	—	(133)	—	—	—	—	(133)	—	—	(133)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,163)	(2,163)
Other items
Equity issuances, net of redemptions	12	(11)	(125)	—	—	—	—	(124)	215	7,649	7,740
Share-based compensation	—	53	(25)	—	—	—	—	28	—	7	35
Ownership changes	—	—	74	(301)	(194)	81	(31)	(371)	—	1,702	1,331
Total change in year	12	42	445	(301)	(37)	540	230	931	215	11,315	12,461
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
FOR THE YEAR ENDED DEC. 31, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247
Changes in year:
Net income	—	—	2,341	—	—	—	—	2,341	—	2,328	4,669
Other comprehensive income	—	—	—	—	631	(1,308)	(103)	(780)	—	(945)	(1,725)
Comprehensive income	—	—	2,341	—	631	(1,308)	(103)	1,561	—	1,383	2,944
Shareholder distributions
Common equity	—	—	(450)	—	—	—	—	(450)	—	—	(450)
Preferred equity	—	—	(134)	—	—	—	—	(134)	—	—	(134)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,500)	(1,500)
Other items
Equity issuances, net of redemptions	1,347	(32)	(389)	—	—	—	—	926	190	2,371	3,487
Share-based compensation	—	39	(61)	—	—	—	—	(22)	—	19	(3)
Ownership changes	—	—	36	(479)	23	(47)	1	(466)	—	102	(364)
Total change in year	1,347	7	1,343	(479)	654	(1,355)	(102)	1,415	190	2,375	3,980
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

96 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2016	2015
Operating activities
Net income		$3,338	$4,669
Other income and gains		(482)	(145)
Share of undistributed equity accounted earnings		(618)	(1,215)
Fair value changes	24	130	(2,166)
Depreciation and amortization		2,020	1,695
Deferred income taxes	15	(558)	64
Investments in residential inventory		(243)	(128)
Net change in non-cash working capital balances		(504)	14
		3,083	2,788
Financing activities
Corporate borrowings arranged		869	776
Corporate borrowings repaid		(232)	—
Commercial paper and bank borrowings, net		(171)	(384)
Non-recourse borrowings arranged		23,826	15,645
Non-recourse borrowings repaid		(20,373)	(11,549)
Non-recourse credit facilities, net		(1,690)	2,409
Subsidiary equity obligations issued		9	41
Subsidiary equity obligations redeemed		(177)	(110)
Capital provided from non-controlling interests		10,554	4,998
Capital repaid to non-controlling interests		(2,905)	(2,627)
Preferred equity issuance		219	185
Preferred equity redemption		(6)	—
Common shares issued		14	1,346
Common shares repurchased		(148)	(424)
Distributions to non-controlling interests		(2,163)	(1,500)
Distributions to shareholders		(633)	(584)
		6,993	8,222
Investing activities
Acquisitions
Investment properties		(1,969)	(2,918)
Property, plant and equipment		(1,472)	(1,114)
Equity accounted investments		(1,237)	(4,136)
Financial assets and other		(3,747)	(4,589)
Acquisition of subsidiaries		(9,442)	(7,812)
Dispositions
Investment properties		4,014	2,544
Property, plant and equipment		65	196
Equity accounted investments		1,050	1,842
Financial assets and other		3,955	2,823
Disposition of subsidiaries		360	347
Restricted cash and deposits		(134)	1,753
		(8,557)	(11,064)
Cash and cash equivalents
Change in cash and cash equivalents		1,519	(54)
Foreign exchange revaluation		6	(332)
Balance, beginning of year		2,774	3,160
Balance, end of year		$4,299	$2,774

Supplemental cash flow disclosures
Income taxes paid		$371	$226
Interest paid		3,062	2,931

2016 ANNUAL REPORT 97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
These financial statements were authorized for issuance by the Board of Directors of the company on March 31, 2017.

b)	Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:
i.    Property, Plant and Equipment and Intangible Assets
IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.
ii.    Investments in Associates and Joint Ventures
The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.
iii.    Joint Arrangements
The company adopted the amendments to IFRS 11 Joint Arrangements (“IFRS11”) effective January 1, 2016. The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations (“IFRS 3”). Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The adoption of the amendments to this standard did not have a significant impact on the partnership’s consolidated financial statements.

c)	Future Changes in Accounting Standards
i.    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

98 BROOKFIELD ASSET MANAGEMENT

ii.    Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.
iii.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.
iv.    Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”), effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Since the amendments are being issued less than one year before the effective date, the company is not required to provide comparative information when it first applies the amendments. The company is in the process of determining the impact of the amendments on its consolidated financial statements.
v.    Income Tax
The amendment to IAS 12, Income Taxes (“IAS 12”) clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The amendment to IAS 12 is effective for annual periods beginning January 1, 2017. The amendment will not have any significant impact to the consolidated financial statements of the company.
vi.    Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company has not yet determined the impact of IFRIC 22 to its consolidated financial statements.

d)	Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.

i.	Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company has the power to direct the relevant activities, exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date the control is obtained, and continue to be consolidated until the date when control is lost. The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it power.

2016 ANNUAL REPORT 99

Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
Certain of the company’s subsidiaries are subject to profit sharing arrangements between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When control of a subsidiary is lost, the difference between the carrying value and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
Transaction costs incurred in connection with the acquisition of control of a subsidiary are expensed immediately within fair value changes in the Consolidated Statements of Operations.
Refer to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.

ii.	Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(j).

iii.	Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.

e)	Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company is translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or

100 BROOKFIELD ASSET MANAGEMENT

losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

g)	Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 28. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.

h)	Operating Assets

i.	Investment Properties
The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs, or at fair values if acquired in a business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

ii.	Revaluation Method for Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost, or at fair values if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income.
Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.

iii.	Renewable Power Generation
Renewable power generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generating assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to uncontracted revenue and markets into which power is sold.
Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company determines fair value using internal valuations with the assistance of external appraisers.

2016 ANNUAL REPORT 101

Depreciation on renewable power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 30
Other assets	Up to 60
Cost is allocated to the significant components of power generating assets and each component is depreciated separately.
The depreciation of property, plant and equipment in our Brazilian renewable power operations is based on the duration of the authorization or the useful life of a concession. The weighted-average remaining duration at December 31, 2016 is 15 years (2015 – 18 years). Land rights are included as part of the concession or authorization and are subject to depreciation.

iv.	Sustainable Resources
Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in accounts receivable and other on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 30 years. Fair value is determined based on felling plans, assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.
Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.
Land under standing timber, bridges, roads and other equipment used in sustainable resources production are accounted for using the revaluation method and included in property, plant and equipment. Bridges, roads and equipment are depreciated over their useful lives, generally 3 to 30 years.

v.	Infrastructure
Utilities, transport and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment on the Consolidated Balance Sheets are accounted for using the revaluation method. The company determines the fair value of its utilities, transport and energy assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.
Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 70
Leasehold improvements	Up to 50
District energy systems and gas storage assets	Up to 50
Machinery, equipment, network system, transmission stations and towers	Up to 40
Rail and transport assets	Up to 40
The fair value and the estimated remaining service lives are reassessed on an annual basis.
Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.

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vi.	Hospitality Assets
Hospitality operating assets within our property operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by discounting the expected future cash flows. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.
Depreciation on hotel assets is calculated on a straight-line basis over the estimated useful lives of the components of the assets, which range from 7 to 50 years for buildings and 3 to 20 years for other equipment.

vii.	Other Property, Plant and Equipment
The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.
Oil and natural gas pre-licensing costs incurred before the legal right to explore a specific area have been obtained are expensed in the period in which they are incurred. Once the legal right to explore has been acquired and development and exploration costs commence, attributable costs are capitalized. The net carrying value of oil and gas properties is depleted using the production method based on estimated proved plus probable oil and natural gas reserves.

viii.	Residential Development
Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

ix.	Other Financial Assets
Other financial assets are classified as either fair value through profit or loss or available-for-sale based on their nature and use within the company’s business. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When objective evidence of impairment exists, the cumulative loss in other comprehensive income is reclassified to net income.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.

i)	Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation

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technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –
Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.

Level 3 –
Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

In determining the fair value of investment properties and property plant and equipment, management uses external information and observable conditions, where possible, supplemented by internal analysis as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently to one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

Further information on fair value measurements is available in Notes 6, 7, 11 and 12.

j)	Impairment of Long-Lived Assets
At each balance sheet date the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

k)	Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

l)	Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

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m)	Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

n)	Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities, limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.
Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

o)	Revenue Recognition

i.	Asset Management
Asset management revenues consist of base management fees, advisory fees, incentive distributions and performance-based incentive fees which arise from the rendering of services. Revenues from base management fees, advisory fees and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within revenues in the Consolidated Statements of Operations.
Revenues from performance-based incentive fees and profit sharing arrangements are recorded on the accrual basis based on the amount that would be due under the formula established by the contract where it is no longer subject to adjustment based on future events, and are recorded within revenues in the Consolidated Statements of Operations.

ii.	Property Operations
Property revenues primarily consist of rental revenues from leasing activities and hospitality revenues and interest and dividends from unconsolidated real estate investments.
Property rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.
The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage

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participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.
Revenue from the sales of land and buildings not classified as investment properties is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from hospitality operations are recognized when the services are provided and collection is reasonably assured.

iii.	Renewable Power Operations
Renewable power revenues are derived from the sale of electricity and are recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

iv.	Sustainable Resources Operations
Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectability is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.

v.	Utility Operations
Revenue from utility operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport Operations
Revenue from transport operations consists primarily of freight and transportation services revenue. Freight and transportation services revenue is recognized at the time of the provision of services.

vii.	Energy Operations
Revenue from energy operations consists primarily of energy transmission, distribution and storage income. Energy revenue is recognized when services are provided and are rendered based upon usage or volume throughput during the period.

viii.	Private Equity Operations
Revenue from our private equity operations primarily consists of revenues from the sale of goods or products and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Service revenues are recognized when the services are provided.
Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately.

ix.	Residential Developments Operations
Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is reasonably assured.

x.	Investments in Financial Assets
Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

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Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

xi.	Other Income and Gains
Other income and gains represent the excess of proceeds over carrying values on the disposition of subsidiaries, investments or assets, or the settlement of liabilities for less than carrying values.

p)	Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.

i.	Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary or an associate, are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.
Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.
Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.

q)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

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r)	Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.
s)    Other Items

i.	Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii.	Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.

a.	Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost, is included in Direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit liability reported in accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

b.	Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit

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sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs.

c.	Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.
In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavourable outcome and the amount of loss.

t)	Critical Judgments and Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates in these consolidated financial statements.

i.	Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash costs in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates is provided in Note 11.

b.	Revaluation Method for Property, Plant and Equipment
When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 12.

c.	Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 25 and 26.

d.	Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.

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e.	Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.

ii.	Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

a.	Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected

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to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.

g.	Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.

h.	Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations ("FFO") generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

On June 20, 2016 we formed a listed issuer called Brookfield Business Partners L.P. (“BBU”) by way of a special dividend to shareholders. BBU is the primary vehicle through which we own and operate businesses within our private equity business group. In connection with the formation of BBU, we realigned the organizational and governance structure of these businesses and changed how the company presents information for financial reporting and management decision making which resulted in a change in the private equity and service activities segments. Specifically, our private equity reportable segment includes our investments within BBU, Norbord Inc. and certain other directly held investments. Accordingly, effective the first quarter 2016, we combined our private equity and service activities operating segments into a single operating segment, and a single reportable segment, called Private Equity. The company has retrospectively applied this segment change for all periods presented.

2016 ANNUAL REPORT 111

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. We use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets, as well as to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.
We use realized disposition gains/losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS. Cash taxes are included within FFO.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.
We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 (c)(iv) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
We measure segment assets based on common equity by segment to review our deconsolidated balance sheet, which we consider to be the amount of common equity allocated to each segment.

i.	Segment Balance Sheet Information
The company uses common equity by segment as its measure of segment assets, because it is utilized by the company's Chief Operating Decision Maker for capital allocation decisions.

ii.	Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

112 BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$348	$6,324	$2,474	$2,414	$9,603	$3,019	$229	$24,411
Inter-segment revenues	972	14	—	—	359	—	6	1,351	i
Segmented revenues	1,320	6,338	2,474	2,414	9,962	3,019	235	25,762
FFO from equity accounted investments	—	896	9	683	163	6	(6)	1,751	ii
Interest expense	—	(1,736)	(615)	(409)	(147)	(91)	(241)	(3,239)	iii
Current income taxes	—	(21)	(43)	(35)	(40)	(51)	(23)	(213)
Funds from operations	866	1,561	180	374	405	63	(212)	3,237	iv
Common equity	328	16,727	4,826	2,697	2,862	2,679	(7,620)	22,499
Equity accounted investments	—	16,628	206	7,346	336	374	87	24,977
Additions to non-current assets[1]	—	12,311	6,899	5,105	359	93	59	24,826

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT FOR THE YEAR ENDED DEC. 31, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$178	$5,431	$1,632	$2,126	$8,167	$2,329	$50	$19,913
Inter-segment revenues	743	13	—	—	413	—	28	1,197	i
Segmented revenues	921	5,444	1,632	2,126	8,580	2,329	78	21,110
FFO from equity accounted investments	—	759	20	539	99	21	(5)	1,433	ii
Interest expense	—	(1,559)	(429)	(378)	(138)	(118)	(226)	(2,848)	iii
Current income taxes	—	(37)	(22)	(19)	(14)	(23)	(17)	(132)
Funds from operations	528	1,387	233	252	334	135	(310)	2,559	iv
Common equity	328	16,265	4,424	2,203	2,178	2,221	(6,051)	21,568
Equity accounted investments	—	17,494	197	4,690	412	358	65	23,216
Additions to non-current assets[1]	—	19,016	1,444	2,527	3,092	114	352	26,545

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues
For the year ended December 31, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $986 million (2015 – $756 million), revenues earned on construction projects between consolidated entities totalling $359 million (2015 – $413 million) and interest income on loans between consolidated entities totalling $6 million (2015 – $28 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the sum of FFO from equity accounted investments on a segmented basis to the company’s consolidated equity accounted income:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Sum of FFO from equity accounted investments on a segmented basis	$1,751	$1,433
Fair value changes and other non-FFO items	(458)	262
Equity accounted income	$1,293	$1,695

iii.	Interest Expense
For the year ended December 31, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $6 million (2015 – $28 million) that is eliminated on consolidation, along with the associated revenue.

2016 ANNUAL REPORT 113

iv.	Reconciliation of Total Segment FFO to Net Income
The following table reconciles total segment FFO to net income:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2016	2015
Total segment FFO		$3,237	$2,559
Realized disposition gains in fair value changes or prior periods	v	(766)	(847)
Non-controlling interests in FFO		2,917	2,288
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		(458)	262
Fair value changes		(130)	2,166
Depreciation and amortization		(2,020)	(1,695)
Deferred income taxes		558	(64)
Net income		$3,338	$4,669

v.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets disposed. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes or revaluation surplus were $766 million for the year ended December 31, 2016 (2015 – $847 million), of which $732 million relates to prior periods (2015 – $537 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
United States	$8,073	$6,621
Canada	4,427	3,838
Europe	3,323	2,776
Australia	3,843	3,577
Brazil	1,737	1,124
Colombia	975	154
Other	2,033	1,823
	$24,411	$19,913
The company’s consolidated assets by location of assets are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
United States	$75,556	$68,438
Canada	19,324	18,805
Europe	20,200	20,762
Australia	12,920	13,549
Brazil	12,807	9,968
Colombia	7,296	676
Other	11,723	7,316
	$159,826	$139,514

114 BROOKFIELD ASSET MANAGEMENT

e)	Revenues Allocation
Total external revenues within our operating segments are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Asset management	$348	$178
Property
Core office	2,170	2,519
Opportunistic and other	4,154	2,912
Renewable power
Hydroelectric	2,055	1,232
Wind energy	373	366
Co-generation and other	46	34
Infrastructure
Utilities	825	864
Transport	892	649
Energy	398	342
Sustainable resources and other	299	271
Private equity
Construction services	4,028	3,420
Other business services	2,006	1,691
Energy	441	390
Industrial and other operations	3,128	2,666
Residential development	3,019	2,329
Corporate activities	229	50
	$24,411	$19,913

4.	SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Voting Rights Held by Non-Controlling Interests[1]		Ownership Interest Held by Non-Controlling Interests[2]
AS AT DEC. 31 (MILLIONS)		2016	2015	2016	2015
Brookfield Property Partners L.P. (“BPY”)	Bermuda	—%	—%	31.2%	32.1%
Brookfield Renewable Partners L.P. (“BEP”)	Bermuda	—%	—%	38.7%	37.5%
Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	—%	—%	70.2%	70.4%
Brookfield Business Partners L.P. (“BBU”)[3]	Bermuda	—%	n/a	25.1%	n/a

1.
Control of the limited partnerships (BPY, BEP, BIP and BBU) resides with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive distribution rights
2.
The company’s ownership interest in BPY, BEP, BIP and BBU includes holding a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BEP, BIP and BBU’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary
3.
BBU was formed during 2016 through a special dividend of approximately 19 million limited partnership units, equivalent to a 20.7% economic interest in BBU, to the shareholders of the company’s Class A shares and Class B shares

During 2016, BEP, BIP and BBU completed equity issuances which the company participated in. The BEP and BBU issuance decreased the company’s interest by 1.1% and 4.4%, respectively, as the company participated at a lower interest than its ownership at the time of issuance. The BIP issuance had minimal impact on the company’s interest as the company participated at its proportionate interest.

2016 ANNUAL REPORT 115

The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2016:

	TSX	NYSE
BPY	BPY.UN	BPY
BEP	BEP.UN	BEP
BIP	BIP.UN	BIP
BBU	BBU.UN	BBU
The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

AS AT DEC. 31 (MILLIONS)	2016	2015
BPY	$18,790	$16,045
BEP	8,879	5,358
BIP	7,710	5,591
BBU	2,173	—
Individually immaterial subsidiaries with non-controlling interests	5,683	4,926
	$43,235	$31,920
All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests are set out below. The summarized financial information represents amounts before intra-group eliminations:

	BPY		BEP		BIP		BBU
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Current assets	$4,198	$3,064	$907	$600	$1,632	$1,553	$4,076	$—
Non-current assets	73,929	68,802	26,830	18,907	19,643	16,182	4,117	—
Current liabilities	(8,276)	(11,964)	(1,733)	(1,245)	(1,515)	(1,210)	(2,556)	—
Non-current liabilities	(35,690)	(28,969)	(13,332)	(9,499)	(10,116)	(9,349)	(1,599)	—
Non-controlling interests	(18,790)	(16,045)	(8,879)	(5,358)	(7,710)	(5,591)	(2,173)	—
Equity attributable to Brookfield	$15,371	$14,888	$3,793	$3,405	$1,934	$1,585	$1,865	$—

Revenues	$5,352	$4,853	$2,516	$1,750	$2,115	$1,855	$7,960	$—
Net income attributable to:
Non-controlling interests	$1,501	$1,795	$97	$95	$408	$260	$(170)	$—
Shareholders	1,216	1,971	(57)	8	120	131	(32)	—
	$2,717	$3,766	$40	$103	$528	$391	$(202)	$—
Other comprehensive (loss) income attributable to:
Non-controlling interests	$(36)	$(416)	$915	$26	$426	$(166)	$101	$—
Shareholders	(210)	(265)	414	(124)	150	(36)	32	—
	$(246)	$(681)	$1,329	$(98)	$576	$(202)	$133	$—

116 BROOKFIELD ASSET MANAGEMENT

The summarized cash flows of the company’s subsidiaries with material non-controlling interests are as follows:

	BPY		BEP		BIP		BBU
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Cash flows from (used in):
Operating activities	$745	$590	$632	$588	$753	$632	$229	$—
Financing activities	2,906	3,178	2,709	(33)	899	1,764	586	—
Investing activities	(3,234)	(3,934)	(3,191)	(623)	(1,058)	(2,346)	(96)	—

Distributions paid to non-controlling interests in common equity	$250	$202	$201	$170	$383	$340	$2	$—

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)	Completed During 2016
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2016. No material changes were made to the provisional allocations:

(MILLIONS)	Property	Renewable Power	Infrastructure and Other	Total
Cash and cash equivalents	$119	$117	$155	$391
Accounts receivable and other	155	177	672	1,004
Inventory	10	15	39	64
Equity accounted investments	—	—	115	115
Investment properties	9,234	—	—	9,234
Property, plant and equipment	652	5,741	1,067	7,460
Intangible assets	2	—	1,225	1,227
Goodwill	17	799	470	1,286
Deferred income tax assets	2	—	12	14
Total assets	10,191	6,849	3,755	20,795
Less:
Accounts payable and other	(413)	(385)	(318)	(1,116)
Non-recourse borrowings	(2,859)	(1,130)	(1,161)	(5,150)
Deferred income tax liabilities	(35)	(1,020)	(263)	(1,318)
Non-controlling interests[1]	(33)	(1,417)	(1,402)	(2,852)
	(3,340)	(3,952)	(3,144)	(10,436)
Net assets acquired	$6,851	$2,897	$611	$10,359

Consideration[2]	$6,824	$2,897	$611	$10,332

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

Brookfield recorded $1.7 billion of revenue and $223 million of net income from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed an additional $3.0 billion and $230 million to total revenue and net income, respectively.

2016 ANNUAL REPORT 117

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2016:

	Property					Renewable Power		Infrastructure
(MILLIONS)	Rouse	IFC Seoul	Simply Storage	City Point	Student Housing	Isagen	Holtwood	Rutas	Niska	Linx
Cash and cash equivalents	$32	$25	$16	$1	$33	$113	$—	$115	$15	$12
Accounts receivable and other	94	13	28	5	3	174	1	121	99	232
Inventory	—	—	2	—	—	15	—	—	39	—
Equity accounted investments	—	—	—	—	—	—	—	—	—	115
Investment properties	3,010	1,911	1,044	742	608	—	—	—	—	—
Property, plant and equipment	13	303	—	—	—	4,772	859	6	825	229
Intangible assets	—	2	—	—	1	—	—	973	—	69
Goodwill	—	—	—	12	5	799	—	139	82	210
Deferred income tax assets	—	2	—	—	—	—	—	—	—	—
Total assets	3,149	2,256	1,090	760	650	5,873	860	1,354	1,060	867
Less:
Accounts payable and other	(231)	(107)	(12)	(6)	(49)	(381)	(1)	(7)	(71)	(148)
Non-recourse borrowings	(1,840)	—	(592)	—	(202)	(1,130)	—	(441)	(337)	(181)
Deferred income tax liabilities	—	(35)	—	—	—	(1,019)	—	(153)	(77)	(33)
Non-controlling interests[1]	(15)	—	(15)	—	(2)	(1,417)	—	(626)	(348)	(360)
	(2,086)	(142)	(619)	(6)	(253)	(3,947)	(1)	(1,227)	(833)	(722)
Net assets acquired	$1,063	$2,114	$471	$754	$397	$1,926	$859	$127	$227	$145

Consideration[2]	$1,063	$2,114	$471	$754	$397	$1,926	$859	$127	$227	$145

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Total consideration, including amounts paid by non-controlling interests

Significant acquisitions completed in 2016 are as follows:
In January 2016, a subsidiary of the company acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for total consideration of $1.9 billion with a cash contribution of $510 million funded by non-recourse borrowings and $1.2 billion from the subsidiary's institutional partners. Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 megawatt (“MW”) portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.
Following the acquisition, the subsidiary of the company was required to conduct two mandatory tender offers (the “MTOs”) for the remaining publicly held shares at the same price per share paid for the 57.6% controlling interest. The first MTO closed in May 2016, in which the subsidiary acquired an additional 26% of economic interest for $929 million. The second MTO closed in September 2016 with total consideration of $605 million, and the subsidiary effectively owns 99.64% of Isagen as of September 30, 2016 after giving effect to the initial acquisition and the two MTOs. The company is accounting for the initial acquisition of the 57.6% controlling interest and the MTOs as separate transactions. The acquisition resulted in $799 million of goodwill due to the recognition of a deferred tax liability because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $886 million and $120 million, respectively.
In March 2016, a subsidiary of the company completed the acquisition of a self-storage (“Simply Storage”) operation for total consideration of $471 million with a cash contribution of $372 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $105 million and $71 million, respectively.

118 BROOKFIELD ASSET MANAGEMENT

In April 2016, a subsidiary of the company completed the acquisition of a portfolio of student housing assets (“Student Housing”) for total consideration of $397 million with a cash contribution of $209 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $42 million and $5 million, respectively.
In April 2016, a subsidiary of the company completed the acquisition of hydroelectric facilities in Pennsylvania (“Holtwood”) for total cash consideration of $859 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $46 million and $1 million, respectively.
In June 2016, a subsidiary of the company completed the acquisition of a portfolio of toll roads in Peru (“Rutas”) for total consideration of $127 million with a cash contribution of $118 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $122 million and $6 million, respectively.
In July 2016, a subsidiary of the company completed the acquisition of a North American gas storage business (“Niska”) for total consideration of $227 million with a cash contribution of $67 million and senior notes already owned by the subsidiary. The subsidiary remeasured its existing senior notes to fair value of $141 million at the acquisition date with a remeasurement gain of $24 million recorded in the income. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $136 million and $29 million, respectively.
In July 2016, a subsidiary of the company completed the acquisition of a retail mall business (“Rouse”) for total consideration of $1.1 billion with a cash contribution of $587 million. The subsidiary accounted for the acquisition as a step acquisition, and remeasured its existing 33% equity interest in Rouse to fair value of $354 million at the acquisition date with no material remeasurement gain or loss. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $335 million and $58 million, respectively.
In August 2016, a subsidiary of the company completed the acquisition of an Australia port business (“Linx”) for total consideration of $145 million, comprising $13 million in cash and a portion of the subsidiary’s previously existing interest with an acquisition date fair value of $132 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $504 million and $12 million, respectively.
In December 2016, a subsidiary of the company completed the acquisition of a mixed-use property in South Korea (“IFC Seoul”) and an office tower in U.K. (“City Point”) for total consideration of $2.1 billion with a cash contribution of $875 million and $754 million with a cash contribution of $147 million, respectively. The subsidiary accounts for the City Point acquisition as a step acquisition and remeasured its existing loan interest to fair value at acquisition date of $93 million with a remeasurement loss of $34 million. If the transactions had occurred at the beginning of the year, total revenue and net loss for IFC Seoul would have been $170 million and $18 million, whereas total revenue and net loss for City Point would have been $49 million and $35 million.

2016 ANNUAL REPORT 119

b)	Completed During 2015
The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2015. No material changes were made to the provisional allocation disclosed in the 2015 consolidated financial statements:

(MILLIONS)	Property	Renewable Power	Private Equity	Other		Total
Cash and cash equivalents	$90	$19	$41	$27		$177
Accounts receivable and other	169	41	309	125		644
Inventory	5	—	405	135		545
Equity accounted investments	71	—	—	3		74
Investment properties	4,120	—	—	—		4,120
Property, plant and equipment	2,622	1,160	1,767	5		5,554
Intangible assets	1,099	—	160	203		1,462
Goodwill	941	—	173	188		1,302
Deferred income tax assets	22	—	36	4		62
Total assets	9,139	1,220	2,891	690		13,940
Less:
Accounts payable and other	(370)	(41)	(441)	(161)		(1,013)
Non-recourse borrowings	(2,457)	(391)	(483)	(39)		(3,370)
Deferred income tax liabilities	(519)	(28)	(140)	(24)		(711)
Non-controlling interests[1]	(10)	(16)	—	—		(26)
	(3,356)	(476)	(1,064)	(224)		(5,120)
Net assets acquired	$5,783	$744	$1,827	$466	[2]	$8,820

Consideration[3]	$5,780	$744	$1,656	$266		$8,446

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Includes previously held $200 million equity accounted investment
3.
Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $1.5 billion of revenue and $221 million of net income from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $3.5 billion and $91 million to total revenue and net income, respectively.

120 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2015:

	Property			Renewable Power	Private Equity
(MILLIONS)	Center Parcs	AEC	Brazil Office Properties	Brazil Renewables	GrafTech	Clearwater
Cash and cash equivalents	$72	$11	$1	$19	$25	$—
Accounts receivable and other	46	72	36	32	161	—
Inventory	5	—	—	—	347	—
Equity accounted investments	—	71	—	—	—	—
Investment properties	—	2,468	626	—	—	—
Property, plant and equipment	2,618	—	—	854	644	806
Intangible assets	1,099	—	—	—	158	—
Goodwill	941	—	—	—	170	—
Deferred income tax assets	20	—	—	—	36	—
Total assets	4,801	2,622	663	905	1,541	806
Less:
Accounts payable and other	(254)	(61)	(21)	(21)	(214)	(97)
Non-recourse borrowings	(2,139)	—	(177)	(280)	(387)	—
Deferred income tax liabilities	(450)	—	(69)	—	(86)	(57)
Non-controlling interests[1]	—	(2)	—	(16)	—	—
	(2,843)	(63)	(267)	(317)	(687)	(154)
Net assets acquired	$1,958	$2,559	$396	$588	$854	$652

Consideration[2]	$1,958	$2,559	$396	$588	$854	$481

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Total consideration, including amounts paid by non-controlling interests

In January 2015, a subsidiary of the company completed the acquisition of a natural gas production operation (“Clearwater”) for total consideration of $481 million. A bargain purchase gain that arose based on the difference between the fair value of net assets acquired and the consideration paid was recorded in fair value changes in the Consolidated Statements of Operations. The identifiable net assets acquired primarily consisted of natural gas reserves, net of the associated decommissioning liability. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $163 million and $78 million, respectively. The subsidiary also completed the acquisition of a facilities management business in February 2015 and accounted for the acquisition as a step acquisition, and remeasured its existing equity interest to fair value at acquisition date of $200 million with a remeasurement gain of $101 million recorded in net income.
In March 2015, a subsidiary of the company completed the acquisition of a renewable power generation portfolio in Brazil (“Brazil Renewables”). Total consideration of R$1,867 million ($588 million) included cash consideration of R$1,717 million ($541 million) and a deferred consideration amount. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $93 million and $7 million, respectively. The purchase price allocation has been completed on a preliminary basis.
In August 2015, a subsidiary of the company acquired 100% of the voting equity interests in a U.S. multifamily properties company (“AEC”) for consideration of $2,559 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $192 million and $63 million, respectively.
In August 2015, a subsidiary of the company completed the acquisition of a U.K. resort operation (“Center Parcs”) for a consideration of $1,958 million with a cash contribution of $1.5 billion. Total revenue and net income that would have been recorded if the transaction occurred at the beginning of the year would have been $629 million and $35 million, respectively.
In August 2015, a subsidiary of the company completed the acquisition of an industrial operation (“GrafTech”) for total consideration of $854 million. Total revenue and net loss that would have been recorded if the transaction occurred at the beginning of the year would have been $685 million and $147 million, respectively.

2016 ANNUAL REPORT 121

In November 2015, a subsidiary of the company acquired a portfolio of office properties in Brazil (“Brazil Office Properties”) for total cash consideration of $396 million. Total revenue and net income that would have been recorded if the transaction occurred at the beginning of the year would have been $42 million and $20 million, respectively.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables list the company’s financial instruments by their respective classification as at December 31, 2016 and 2015:

a)	Financial Instrument Classification

AS AT DEC. 31, 2016 (MILLIONS)	Fair Value Through Profit and Loss	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$4,299	$4,299
Other financial assets
Government bonds	22	32	—	54
Corporate bonds	13	342	—	355
Fixed income securities and other	170	335	—	505
Common shares and warrants	1,630	952	—	2,582
Loans and notes receivable	62	—	1,142	1,204
	1,897	1,661	1,142	4,700
Accounts receivable and other[2]	1,501	—	5,298	6,799
	$3,398	$1,661	$10,739	$15,798
Financial liabilities
Corporate borrowings	$—	$—	$4,500	$4,500
Property-specific mortgages	—	—	52,442	52,442
Subsidiary borrowings	—	—	7,949	7,949
Accounts payable and other[2]	2,019	—	9,896	11,915
Subsidiary equity obligations	1,439	—	2,126	3,565
	$3,458	$—	$76,913	$80,371

1.
Total financial assets include $2.5 billion of assets pledged as collateral
2.
Includes derivative instruments which are elected for hedge accounting, totalling $1.0 billion included in accounts receivable and other and $528 million included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income

122 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2015 (MILLIONS)	Fair Value Through Profit and Loss	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$2,774	$2,774
Other financial assets
Government bonds	100	22	—	122
Corporate bonds	16	1,258	—	1,274
Fixed income securities and other	188	208	—	396
Common shares and warrants	1,588	1,397	—	2,985
Loans and notes receivable	82	—	1,297	1,379
	1,974	2,885	1,297	6,156
Accounts receivable and other[2]	1,241	—	4,327	5,568
	$3,215	$2,885	$8,398	$14,498
Financial liabilities
Corporate borrowings	$—	$—	$3,936	$3,936
Property-specific mortgages	—	—	46,044	46,044
Subsidiary borrowings	—	—	8,303	8,303
Accounts payable and other[2]	2,279	—	9,087	11,366
Subsidiary equity obligations	1,274	—	2,057	3,331
	$3,553	$—	$69,427	$72,980

1.
Total financial assets include $2.2 billion of assets pledged as collateral
2.
Includes derivative instruments which are elected for hedge accounting, totalling $831 million included in accounts receivable and other and $874 million included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income

Gains or losses arising from changes in the fair value of fair value through profit and loss ("FVTPL") financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends on FVTPL and available-for-sale financial assets are recognized when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method.
Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for permanent impairment at each reporting date. As at December 31, 2016, the unrealized gains and losses relating to the fair value of available-for-sale securities amounted to $286 million (2015 – $102 million) and $28 million (2015 – $575 million), respectively.
During the year ended December 31, 2016, $391 million of net deferred loss (2015 – $12 million of net deferred gain) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition or impairment of available-for-sale financial assets.
Included in cash and cash equivalents is $3.8 billion (2015 – $2.3 billion) of cash and $454 million (2015 – $450 million) of short-term deposits as at December 31, 2016.

2016 ANNUAL REPORT 123

b)	Carrying and Fair Value
The following table provides the carrying values and fair values of financial instruments as at December 31, 2016 and 2015:

	2016		2015
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$4,299	$4,299	$2,774	$2,774
Other financial assets
Government bonds	54	54	122	122
Corporate bonds	355	355	1,274	1,274
Fixed income securities and other	505	505	396	396
Common shares and warrants	2,582	2,582	2,985	2,985
Loans and notes receivable	1,204	1,204	1,379	1,379
	4,700	4,700	6,156	6,156
Accounts receivable and other	6,799	6,799	5,568	5,568
	$15,798	$15,798	$14,498	$14,498
Financial liabilities
Corporate borrowings	$4,500	$4,771	$3,936	$4,229
Property-specific mortgages	52,442	53,512	46,044	47,081
Subsidiary borrowings	7,949	8,103	8,303	8,376
Accounts payable and other	11,915	11,915	11,366	11,366
Subsidiary equity obligations	3,565	3,567	3,331	3,331
	$80,371	$81,868	$72,980	$74,383
The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Current	$3,229	$1,194
Non-current	1,471	4,962
Total	$4,700	$6,156

124 BROOKFIELD ASSET MANAGEMENT

c)	Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2016			2015
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$11	$43	$—	$74	$48	$—
Corporate bonds	175	173	7	9	1,263	2
Fixed income securities and other	36	178	291	67	152	177
Common shares and warrants	1,309	—	1,273	1,613	—	1,372
Loans and notes receivables	—	51	11	—	70	12
Accounts receivable and other	2	1,342	157	4	1,109	128
	$1,533	$1,787	$1,739	$1,767	$2,642	$1,691
Financial liabilities
Accounts payable and other	$98	$1,859	$62	$103	$2,138	$38
Subsidiary equity obligations	—	52	1,387	—	51	1,223
	$98	$1,911	$1,449	$103	$2,189	$1,261
During the year ended December 31, 2016, there were no transfers between Level 1, 2 or 3. During the year ended December 31, 2015, $769 million of financial assets were transferred from Level 1 to Level 2 due to the elimination of an active market for those financial assets.
Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2016		Valuation Technique(s) and Key Input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,342	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

	(1,859)
Redeemable fund units (subsidiary equity obligations)	52		Aggregated market prices of underlying investments
Other financial assets	445		Valuation models based on observable market data
Fair values determined using valuation models require the use of unobservable inputs (Level 3 financial assets and liabilities), including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

2016 ANNUAL REPORT 125

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2016		Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value
Fixed income securities and other	$291		Discounted cash flows	• Future cash flows • Discount rate	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	1,273		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	1,387		Discounted cash flows	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

•  Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•  Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	157	/	Discounted cash flows	• Future cash flows • Forward exchange rates (from observable forward exchange rates at the end of the reporting period) • Discount rate
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in the forward exchange rate increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

	(62)

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2016 and 2015:

	Financial Assets		Financial Liabilities
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015
Balance, beginning of year	$1,691	$3,627	$1,261	$1,429
Fair value changes in net income	(102)	134	48	(50)
Fair value changes in other comprehensive income[1]	(12)	(2)	35	(104)
Additions, net of disposals	162	(2,068)	105	(14)
Balance, end of year	$1,739	$1,691	$1,449	$1,261

1. Includes foreign currency translation

126 BROOKFIELD ASSET MANAGEMENT

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed:

	2016			2015
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$4,771	$—	$—	$4,229	$—	$—
Property-specific mortgages	1,360	16,724	35,428	583	14,205	32,293
Subsidiary borrowings	2,872	2,451	2,780	3,246	2,252	2,878
Subsidiary equity obligations	—	—	2,128	—	—	2,057
Fair values for Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.

d)	Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting may be applied, a hedge relationship may be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

i.	Cash Flow Hedges
The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2016, pre-tax net unrealized gains of $149 million (2015 – $197 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2016, there was an unrealized derivative asset balance of $260 million relating to derivative contracts designated as cash flow hedges (2015 – $86 million liability). The unrealized gains on cash flow hedges are expected to be realized in net income by 2025.

ii.	Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2016, unrealized pre-tax net gains of $129 million (2015 – $75 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2016, there was an unrealized derivative asset balance of $236 million relating to derivative contracts designated as net investment hedges (2015 – $31 million).

e)	Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
The company enters into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2016	2015	2016	2015
Gross amounts of financial instruments before netting	$1,625	$1,429	$1,186	$2,310
Gross amounts of financial instruments set-off in Consolidated Balance Sheets	(124)	(188)	(154)	(165)
Net amount of financial instruments in Consolidated Balance Sheets	$1,501	$1,241	$1,032	$2,145
No financial instruments that were subject to master netting agreements or for which collateral has been posted were not set off in the Consolidated Balance Sheets.

2016 ANNUAL REPORT 127

7.	ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2016	2015
Accounts receivable	(a)	$4,294	$3,384
Prepaid expenses and other assets	(a)	3,448	2,361
Restricted cash	(b)	1,004	944
Sustainable resources	(c)	387	355
Total		$9,133	$7,044
The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Current	$6,490	$4,746
Non-current	2,643	2,298
Total	$9,133	$7,044

a)	Accounts Receivable and Other Assets
Acquisitions throughout the year increased the balance by $1.0 billion, particularly from our Colombian hydro plants, North American gas storage business and our Peruvian toll roads. Our private equity operations increased approximately $300 million primarily due to increased project volumes in our construction services and facilities management business. Accounts receivable includes $302 million (2015 – $207 million) of unrealized mark-to-market gains on energy sales contracts and $663 million (2015 – $322 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations.

b)	Restricted Cash
Restricted cash primarily relates to the company’s property, renewable power, private equity and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

c)	Sustainable Resources
The company held 1.7 million acres of consumable freehold timberlands at December 31, 2016 (2015 – 1.7 million), representing 40.8 million cubic metres (2015 – 34.6 million) of mature timber and available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2015 – 1.3 million) of licensed timberlands.
The following table presents the change in the balance of timberlands and other agricultural assets:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Balance, beginning of year	$355	$446
Additions, net of disposals	58	7
Fair value adjustments	30	34
Decrease due to harvest	(76)	(68)
Foreign currency changes	20	(64)
Balance, end of year	$387	$355

128 BROOKFIELD ASSET MANAGEMENT

The carrying values are based on external appraisals that are completed annually as at December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows • Timber/Agricultural prices • Discount rate/terminal capitalization rate
•    Increases (decreases) in future cash flows increase

•    Increases (decreases) in price increase (decrease) fair value

•    Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

Key valuation assumptions include a weighted-average discount and terminal capitalization rate of 5.9% (2015 – 5.9%), and terminal valuation dates of 30 years (2015 – 30 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

8.	INVENTORY

AS AT DEC. 31 (MILLIONS)	2016	2015
Residential properties under development	$2,215	$1,837
Land held for development	1,609	1,806
Completed residential properties	952	747
Industrial products and other	573	891
Total	$5,349	$5,281
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Current	$2,987	$3,198
Non-current	2,362	2,083
Total	$5,349	$5,281
During the year ended December 31, 2016, the company recognized as an expense $4.7 billion (2015 – $4.0 billion) of inventory relating to cost of goods sold and $85 million (2015 – $83 million) relating to impairments of inventory. The carrying amount of inventory pledged as security at December 31, 2016 was $2.4 billion (2015 – $2.3 billion).

2016 ANNUAL REPORT 129

9.	HELD FOR SALE
The following is a summary of the assets and liabilities that were classified as held for sale as at December 31, 2016 and December 31, 2015:

		Private Equity	2016	2015
AS AT DEC. 31 (MILLIONS)	Property	and Other	Total	Total
Assets
Cash and cash equivalents	$—	$8	$8	$8
Accounts receivables and other	1	133	134	70
Investment properties	146	19	165	775
Property, plant and equipment	—	58	58	542
Other long-term assets	—	67	67	2
Assets classified as held for sale	$147	$285	$432	$1,397
Liabilities
Accounts payable and other	$1	$66	$67	$69
Property-specific mortgages	60	—	60	430
Deferred income tax liabilities	—	—	—	23
Liabilities associated with assets classified as held for sale	$61	$66	$127	$522
The company classified the following significant asset groups or investments as held for sale:

a)	Property
As at December 31, 2016 a subsidiary of the company classified two industrial assets in France, a portfolio of multifamily assets in the United States and seven triple net lease assets in the United States, as held for sale assets. The company intends to sell controlling interests in these properties to third parties in the next 12 months.

b)	Private Equity
As at December 31, 2016, assets held for sale by our private equity operations included a bath and shower manufacturer. In January 2017, together with its institutional partners, the company sold the 100% interest for gross proceeds of approximately $400 million before transaction and other costs.

130 BROOKFIELD ASSET MANAGEMENT

10.	EQUITY ACCOUNTED INVESTMENTS
The following table presents the voting interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Investment Type	Voting Interest		Carrying Value
AS AT DEC. 31 (MILLIONS)		2016	2015	2016	2015
Property
General Growth Properties	Associate	29%	29%	$7,453	$7,215
Canary Wharf	Joint Venture	50%	50%	2,866	3,400
Manhattan West, New York[1]	Joint Venture	56%	56%	1,214	1,073
Other property joint ventures[1]	Joint Venture	12 – 90%	13 – 83%	3,651	3,929
Other property investments[1]	Associate	19 – 90%	23 – 90%	1,444	1,877
				16,628	17,494
Renewable power
Other renewable power investments	Associate	14 – 50%	14 – 50%	206	197

Infrastructure
Brazilian toll road[1]	Associate	57%	49%	1,703	944
South American transmission operations	Associate	28%	28%	699	651
North American natural gas transmission operations	Joint Venture	50%	50%	806	425
Brazilian rail and port operations	Associate	27%	27%	901	622
European communications business	Associate	45%	31%	1,313	1,106
Australian ports operation	Associate	50%	—	693	—
Other infrastructure investments	Associate	11 – 50%	11 – 50%	1,231	942
				7,346	4,690

Other joint ventures[1]	Joint Venture	15 – 95%	17 – 95%	631	769
Other investments[1]	Associate	9 – 89%	28 – 50%	166	66
Total				$24,977	$23,216

1.
Includes investments in which the company’s ownership interest is greater than 50% represent investments in equity accounted joint ventures or associates where control is either shared or does not exist resulting in the investment being equity accounted

The following table presents the change in the balance of investments in associates and joint ventures:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Balance, beginning of year	$23,216	$14,916
Additions, net of disposals (including reclassifications to and from held for sale)	660	7,503
Acquisitions through business combinations	115	74
Share of net income	1,293	1,695
Share of other comprehensive income	430	515
Distributions received	(675)	(480)
Foreign exchange	(62)	(1,007)
Balance, end of year	$24,977	$23,216

2016 ANNUAL REPORT 131

The following table presents current and non-current assets as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2016				2015
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Property
General Growth Properties	$1,547	$38,460	$2,540	$12,656	$2,390	$44,126	$1,130	$21,544
Canary Wharf	776	11,641	461	6,224	853	12,643	896	5,799
Manhattan West, New York	244	3,374	733	718	251	2,681	71	945
Other property joint ventures and investments	657	20,986	2,119	6,908	1,223	24,962	2,110	9,407
Renewable power
Other renewable power investments	45	934	42	532	45	913	37	533
Infrastructure
Brazilian toll road	263	4,977	823	1,665	230	3,745	656	1,636
South American transmission operations	221	5,519	142	3,234	148	5,150	333	2,814
North American natural gas transmission operations	122	5,767	1,353	2,925	136	5,565	226	4,623
Brazilian rail and port operations	460	5,265	674	1,645	512	3,386	164	1,324
European communications business	328	5,437	443	2,528	416	4,790	370	2,421
Australian ports operation	171	2,166	66	1,229	—	—	—	—
Other infrastructure investments	360	4,378	515	1,827	284	3,586	212	1,738
Other	1,640	3,909	775	3,571	1,846	3,394	1,152	3,328
	$6,834	$112,813	$10,686	$45,662	$8,334	$114,941	$7,357	$56,112
Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

132 BROOKFIELD ASSET MANAGEMENT

The following table presents total revenues, net income, and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures and dividends received by the company from these investments:

	2016			2015
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Property
General Growth Properties	$2,427	$1,735	$4	$3,208	$1,857	$(12)
Canary Wharf	654	19	(4)	606	1,004	(102)
Manhattan West, New York	78	188	—	12	21	—
Other property joint ventures and investments	1,727	1,110	34	2,054	3,050	168
Renewable power
Other renewable power investments	74	—	18	89	19	76
Infrastructure
Brazilian toll road	766	185	382	758	(12)	4
South American transmission operations	433	38	217	432	75	229
North American natural gas transmission operations	573	133	5	522	(29)	—
Brazilian rail and port operations	1,024	70	976	1,074	136	313
European communications business	767	121	376	579	62	72
Australian ports operation	164	(31)	(81)	—	—	—
Other infrastructure investments	1,091	54	280	947	94	212
Other	1,595	174	(136)	933	(106)	199
Total	$11,373	$3,796	$2,071	$11,214	$6,171	$1,159
The following table presents distributions from equity accounted investments by operating segments:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Property	$508	$270
Renewable power	6	19
Infrastructure	85	126
Private equity and other	76	65
	$675	$480
Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the company’s carrying value is as follows:

	2016		2015
AS AT DEC. 31 (MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
General Growth Properties	$6,379	$7,453	$6,948	$7,215
Rouse Properties	—	—	282	380
Other	44	—	39	2
	$6,423	$7,453	$7,269	$7,597
At December 31, 2016, the company performed a review to determine whether there is any objective evidence that the investment in GGP is impaired. As a result of this review, management determined that there is no objective evidence of impairment of GGP at December 31, 2016.

2016 ANNUAL REPORT 133

11.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Fair value, beginning of year	$47,164	$46,083
Additions	1,576	2,812
Acquisitions through business combinations	9,234	4,120
Disposals and reclassified to assets held for sale	(4,612)	(5,924)
Fair value changes	960	2,275
Foreign currency translation	(150)	(2,202)
Fair value, end of year	$54,172	$47,164
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better- use land within the company’s sustainable resource operations. Investment properties generated $4.1 billion (2015 – $3.8 billion) in rental income, and incurred $1.6 billion (2015 – $1.6 billion) in direct operating expenses. Our investment properties are pledged as collateral for the non-recourse mortgages at their respective properties.
The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2016	2015
Core office
United States	$16,529	$17,580
Canada	4,613	4,340
Australia	2,112	2,504
Europe	1,830	2,027
Brazil	315	224
Opportunistic and other
Opportunistic office	5,853	2,565
Opportunistic retail	4,217	916
Industrial	2,678	2,377
Multifamily	3,574	4,458
Triple net lease	4,790	4,608
Self-storage	1,624	—
Student housing	649	—
Other investment properties	5,388	5,565
	$54,172	$47,164

134 BROOKFIELD ASSET MANAGEMENT

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow analysis	• Future cash flows primarily driven by net operating income • Discount rate • Terminal capitalization rate
•    Increases (decreases) in future cash flows increase (decrease) fair value

• Increases (decreases) in discount rate decrease (increase) fair value

• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

In addition to the above, the company’s investment properties are diversified across asset type, asset class, geography and markets. As such, there may be mitigating factors, such as changes to these assumptions that vary in direction and magnitude across these geographies and markets.
The following table presents our investment properties measured at fair value:

	2016			2015
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	6.8%	5.6%	12	6.9%	5.7%	12
Canada	6.2%	5.5%	10	6.1%	5.5%	10
Australia	7.3%	6.1%	10	7.6%	6.2%	10
Europe	6.0%	5.0%	12	6.0%	5.1%	12
Brazil	9.3%	7.5%	10	9.3%	7.5%	10
Opportunistic and other
Opportunistic office	9.9%	7.6%	7	11.5%	8.3%	6
Opportunistic retail	10.2%	8.1%	12	11.3%	8.5%	10
Industrial	7.4%	6.6%	10	7.6%	6.8%	10
Multifamily	4.9%	n/a	n/a	5.1%	n/a	n/a
Triple net lease	6.1%	n/a	n/a	6.3%	n/a	n/a
Self-storage	6.2%	n/a	n/a	n/a	n/a	n/a
Student housing	5.9%	n/a	n/a	n/a	n/a	n/a
Other investment properties	5.4%	n/a	n/a	5.3%	n/a	n/a

2016 ANNUAL REPORT 135

12.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

	Renewable Power (a)		Infrastructure (b)		Property (c)		Private Equity and Other (d)		Total
AS AT DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Costs	$18,031	$10,950	$8,045	$6,725	$5,783	$5,300	$5,268	$5,309	$37,127	$28,284
Accumulated fair value changes[1]	12,298	11,650	2,690	2,513	694	612	(243)	(231)	15,439	14,544
Accumulated depreciation	(3,776)	(2,862)	(1,190)	(900)	(825)	(596)	(1,429)	(1,197)	(7,220)	(5,555)
Total	$26,553	$19,738	$9,545	$8,338	$5,652	$5,316	$3,596	$3,881	$45,346	$37,273

1. The accumulated fair value changes for private equity and other represent accumulated impairment charges, as assets in these segments are carried at amortized cost
Renewable Power, Infrastructure and Property segments carry property plant and equipment assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. Private Equity and other segments carry property plant and equipment assets at amortized cost. As at December 31, 2016, $29.6 billion (2015 – $25.1 billion) of property, plant and equipment were pledged as collateral for the property debt at their respective properties.

a)	Renewable Power
Our renewable power property, plant and equipment consists of the following:

	Hydroelectric and Other		Wind Energy		Total
AS AT DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015
Cost, beginning of year	$7,738	$7,997	$3,212	$3,079	$10,950	$11,076
Additions, net of disposals and assets reclassified as held for sale	267	191	65	623	332	814
Acquisitions through business combinations	5,731	537	10	(238)	5,741	299
Foreign currency translation	1,006	(987)	2	(252)	1,008	(1,239)
Cost, end of year	14,742	7,738	3,289	3,212	18,031	10,950

Accumulated fair value changes, beginning of year	11,089	10,877	561	657	11,650	11,534
Fair value changes	133	1,283	184	41	317	1,324
Dispositions and assets reclassified as held for sale	—	—	—	(4)	—	(4)
Foreign currency translation and other	309	(1,071)	22	(133)	331	(1,204)
Accumulated fair value changes, end of year	11,531	11,089	767	561	12,298	11,650

Accumulated depreciation, beginning of year	(2,298)	(2,187)	(564)	(453)	(2,862)	(2,640)
Depreciation expenses	(603)	(411)	(200)	(201)	(803)	(612)
Dispositions and assets reclassified as held for sale	13	—	1	37	14	37
Foreign currency translation and other	(125)	300	—	53	(125)	353
Accumulated depreciation, end of year	(3,013)	(2,298)	(763)	(564)	(3,776)	(2,862)

Balance, end of year	$23,260	$16,529	$3,293	$3,209	$26,553	$19,738

136 BROOKFIELD ASSET MANAGEMENT

The following table presents our renewable power property, plant and equipment measured at fair value:

AS AT DEC. 31 (MILLIONS)	2016	2015
North America	$17,132	$16,339
Brazil	2,893	2,198
Colombia[1]	5,275	—
Europe	1,253	1,201
	$26,553	$19,738

1. Colombian property, plant and equipment were acquired in 2016 and are carried at the acquisition value less depreciation; thus, Colombia has been excluded from all valuation-related tables below.
Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2016. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable power assets. The significant Level 3 inputs include:

Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow analysis	• Future cash flows – primarily driven by future electricity price assumptions • Discount rate • Terminal capitalization rate
•    Increases (decreases) in future cash flows increase (decrease) fair value

•    Increases (decreases) in discount rate decrease (increase) fair value

•    Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand by 2023 (Dec. 31, 2015 – 2023), which will maintain system reliability and provide adequate levels of reserve generations.
Key valuation metrics of the company’s hydro and wind generating facilities at the end of 2016 and 2015 are summarized below.

	North America		Brazil		Europe
AS AT DEC. 31	2016	2015	2016	2015	2016	2015
Discount rate
Contracted	4.8% – 5.5%	4.7% – 5.4%	9.2%	9.2%	4.1% – 5.0%	5.0%
Uncontracted	6.6% – 7.2%	6.4% – 7.1%	10.5%	10.5%	5.9% – 6.8%	6.8%
Terminal capitalization rate[1]	6.3% – 6.9%	6.3% – 6.9%	n/a	n/a	n/a	n/a
Exit date	2036	2035	2031	2033	2031	2031

1. Terminal capitalization rate applies only to hydroelectric assets in in North America
Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2016 is 15 years (2015 – 18 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

2016 ANNUAL REPORT 137

The following table summarizes the percentage of total generation contracted under power purchase agreements, the power prices from long-term power purchase agreements that are linked specifically to the related power generating assets and the estimates of future electricity prices:

	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
AS AT DECEMBER 31, 2016	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	37%	18%	93	104	69	127
Brazil (prices in R$/MWh)	65%	58%	270	387	289	454
Europe (prices in €/MWh)	85%	34%	90	109	84	101

b)	Infrastructure
Our infrastructure property, plant and equipment consists of the following:

	Utilities (i)		Transport (i)		Energy (i)		Sustainable Resources (ii)		Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Cost, beginning of year	$2,945	$3,122	$1,953	$2,187	$1,487	$1,653	$340	$480	$6,725	$7,442
Additions, net of disposals and assets reclassified as held for sale	367	127	78	134	89	(72)	5	4	539	193
Acquisitions through business combinations	—	—	242	—	825	—	—	—	1,067	—
Foreign currency translation	(418)	(304)	88	(368)	(19)	(94)	63	(144)	(286)	(910)
Cost, end of year	2,894	2,945	2,361	1,953	2,382	1,487	408	340	8,045	6,725

Accumulated fair value changes, beginning of year	946	729	973	725	209	210	385	519	2,513	2,183
Fair value changes	184	392	25	62	123	180	56	20	388	654
Dispositions and assets reclassified as held for sale	—	(111)	—	—	—	(150)	—	—	—	(261)
Foreign currency translation and other	(86)	(64)	(216)	186	19	(31)	72	(154)	(211)	(63)
Accumulated fair value changes, end of year	1,044	946	782	973	351	209	513	385	2,690	2,513

Accumulated depreciation, beginning of year	(291)	(214)	(418)	(210)	(172)	(118)	(19)	(22)	(900)	(564)
Depreciation expense	(128)	(138)	(126)	(110)	(99)	(82)	(19)	(8)	(372)	(338)
Dispositions and assets reclassified as held for sale	1	48	1	—	—	53	1	2	3	103
Foreign currency translation and other	34	13	26	(98)	13	(25)	6	9	79	(101)
Accumulated depreciation, end of year	(384)	(291)	(517)	(418)	(258)	(172)	(31)	(19)	(1,190)	(900)

Balance, end of year	$3,554	$3,600	$2,626	$2,508	$2,475	$1,524	$890	$706	$9,545	$8,338

i.	Infrastructure – Utilities, Transport and Energy
Infrastructure's PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2016. The company determined fair value to be the current replacement cost. The company’s utility assets consist of terminals and energy transmission and distribution networks, which are operated primarily under regulated rate base arrangements. In the company’s transport operations, the PP&E assets consist of railroads, toll roads and ports. For PP&E in the energy operations, the assets are comprised of energy transmission, distribution and storage and district energy assets.

138 BROOKFIELD ASSET MANAGEMENT

Valuations for infrastructure's utilities, transport and energy assets utilize significant unobservable inputs (Level 3) when determining the fair value of utility assets. The significant Level 3 inputs include:

Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow analysis	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon
•    Increases (decreases) in future cash flows increase (decrease) fair value

•    Increases (decreases) in discount rate decrease (increase) fair value

•    Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•    Increases (decreases) in the investment horizon decrease (increase) fair value

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

•    Increases (decreases) in the  investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

ii.	Infrastructure – Sustainable Resources
Sustainable resources assets represent timberlands and other agricultural land. Investment properties within our sustainable resource operations are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2016.
Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of sustainable resource assets. The significant Level 3 inputs include:

Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow analysis	• Future cash flows – primarily driven by avoided cost or future replacement value • Discount rate • Terminal capitalization rate • Exit date
•    Increases (decreases) in future cash flows increase (decrease) fair value

•    Increases (decreases) in discount rate decrease (increase) fair value

•    Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•    Increases (decreases) in the exit date decrease (increase) fair value

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

•    Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

2016 ANNUAL REPORT 139

Key valuation metrics of the company’s utilities, transport, energy and sustainable resource assets 2016 and 2015 are summarized below.

	Utilities		Transport		Energy		Sustainable Resources
AS AT DEC. 31	2016	2015	2016	2015	2016	2015	2016	2015
Discount rates	7% – 12%	8% – 12%	10% – 17%	11% – 15%	9% – 14%	10% – 15%	6%[1]	6%[1]
Terminal capitalization multiples	7x – 18x	8x – 17x	8x – 14x	10x – 14x	10x – 12x	7x – 12x	n/a	n/a
Investment horizon / Termination valuation date (years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10	3 – 30	3 – 20

1. Based on weighted-average discount rate

c)	Property

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Balance, beginning of year	$5,300	$2,859	$612	$455	$(596)	$(442)	$5,316	$2,872
Additions/(dispositions)[1], net of assets reclassified as held for sale	254	15	—	—	(6)	—	248	15
Acquisitions through business combinations	652	2,622	—	—	—	—	652	2,622
Foreign currency translation	(423)	(196)	—	(4)	21	35	(402)	(165)
Fair value changes	—	—	82	161	—	—	82	161
Depreciation expense	—	—	—	—	(244)	(189)	(244)	(189)
Balance, end of year	$5,783	$5,300	$694	$612	$(825)	$(596)	$5,652	$5,316

1. For accumulated depreciation, (additions)/dispositions
The company’s property assets include hotel assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2016. The company determines fair value for these assets by discounting the expected future cash flows using internal valuations. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of property assets. The significant Level 3 inputs include:

140 BROOKFIELD ASSET MANAGEMENT

Valuation Technique(s)	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow analysis	• Future cash flows – primarily driven by pricing, volumes and direct operating costs • Discount rate • Terminal capitalization rate • Investment horizon
•    Increases (decreases) in future cash flows increase (decrease) fair value

•    Increases (decreases) in discount rate decrease (increase) fair value

•    Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•    Increases (decreases) in the investment horizon decrease (increase) fair value

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

•    Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

Key valuation assumptions included a weighted-average discount rate of 10.2% (2015 – 10.0%), terminal capitalization rate of 7.4% (2015 – 7.4%), and investment horizon of six years (2015 – seven years).

d)	Private Equity and Other
Other property, plant and equipment includes assets owned by the company’s private equity and residential development operations held directly or consolidated through funds. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

	Cost		Accumulated Fair Value Changes[2]		Accumulated Depreciation		Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Balance, beginning of year	$5,309	$3,960	$(231)	$(194)	$(1,197)	$(1,052)	$3,881	$2,714
Additions/(Dispositions)[1], net of assets reclassified as held for sale	(101)	59	4	2	125	56	28	117
Acquisitions through business combinations	—	1,772	—	—	—	—	—	1,772
Foreign currency translation	60	(482)	(16)	28	(14)	136	30	(318)
Depreciation expense	—	—	—	—	(343)	(337)	(343)	(337)
Impairment charges	—	—	—	(67)	—	—	—	(67)
Balance, end of year	$5,268	$5,309	$(243)	$(231)	$(1,429)	$(1,197)	$3,596	$3,881

1.
For accumulated depreciation, (Additions)/Dispositions
2.
The ending balance of accumulated fair value changes represent accumulated impairment charges, as assets in these segments are carried at amortized cost

2016 ANNUAL REPORT 141

13.	INTANGIBLE ASSETS
The following table presents the breakdown of, and changes to, the balance of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015
Balance, beginning of year	$5,764	$4,864	$(594)	$(537)	$5,170	$4,327
Additions, net of disposals	(36)	49	91	7	55	56
Acquisitions through business combinations	1,227	1,462	—	—	1,227	1,462
Amortization	—	—	(166)	(119)	(166)	(119)
Foreign currency translation	(222)	(611)	9	55	(213)	(556)
Balance, end of year	$6,733	$5,764	$(660)	$(594)	$6,073	$5,170
The following table presents intangible assets by geography:

AS AT DEC. 31 (MILLIONS)	2016	2015
United States	$340	$394
Canada	230	264
Australia	1,945	1,927
Europe	1,273	1,499
Chile	1,054	1,040
Peru	1,050	—
Brazil and other	181	46
	$6,073	$5,170
Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2016	2015
Infrastructure – Utilities	(a)	$1,817	$1,840
Infrastructure – Transport	(b)	2,504	1,357
Property	(c)	1,141	1,321
Private equity		426	453
Other		185	199
		$6,073	$5,170

a)	Infrastructure – Utilities
The company’s Australian regulated terminal operation has access agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and the company has an option to extend the arrangement an additional 49 years. The aggregate duration of the arrangement and the extension option represents the remaining useful life of the concession.

b)	Infrastructure – Transport
The company’s toll road concession provides the right to charge a tariff to users of the road over the term of the concession. The Chilean, Peruvian and Indian concession arrangements have an expiration date of 2033, 2043 and 2027, respectively, which is the basis for the company’s determination of its remaining useful life. Also included within the company’s transport operations is $265 million (2015 – $316 million) of indefinite life intangible assets which represent perpetual conservancy rights associated with the company’s U.K. port operation.

142 BROOKFIELD ASSET MANAGEMENT

c)	Property
The company's intangible assets in its Property segment are attributable to indefinite life trademarks associated with its hospitality assets, primarily Center Parcs in the U.K. The Center Parcs trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs is not subject to technological obsolescence or commercial innovations in any material way.
Intangible assets, including trademarks, concession agreements and conservancy rights, are recorded at amortized cost and are tested for impairment using a discounted cash flow valuation annually or when an indicator of impairment is identified. This valuation utilizes the following significant unobservable inputs assumptions:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows • Discount rate • Terminal capitalization rate • Exit date
•    Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

•    Increases (decreases) in discount rate will decrease (increase) the recoverable amount

•    Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

•    Increases (decreases) in the exit date will decrease (increase) the recoverable amount

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

•    Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the exit date

2016 ANNUAL REPORT 143

14.	GOODWILL
The following table presents the breakdown of, and changes to, the balance of goodwill:

	Cost		Accumulated Impairment		Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015	2016	2015	2016	2015
Balance, beginning of year	$2,806	$1,579	$(263)	$(173)	$2,543	$1,406
Acquisitions through business combinations	1,286	1,302	—	—	1,286	1,302
Disposals	—	(7)	—	—	—	(7)
Impairment losses	—	—	(65)	(112)	(65)	(112)
Foreign currency translation and other[1]	70	(68)	(51)	22	19	(46)
Balance, end of year	$4,162	$2,806	$(379)	$(263)	$3,783	$2,543

1. Includes adjustment to goodwill based on final purchase price allocation
The following table presents goodwill by geography:

AS AT DEC. 31 (MILLIONS)	2016	2015
United States	$388	$366
Canada	192	91
Australia	950	764
Colombia	907	10
Brazil	123	103
Europe	894	1,015
Other	329	194
	$3,783	$2,543
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2016	2015
Private equity	(a)	$1,155	$1,127
Renewable power	(b)	896	—
Property	(c)	780	906
Infrastructure	(d)	502	79
Asset management		328	328
Other		122	103
Total		$3,783	$2,543

a)	Private Equity
Goodwill in our Private Equity segment is primarily attributable to our construction business. Goodwill in our construction business is tested for impairment using a discounted cash flow analysis to determine the recoverable amount. The recoverable amount for the year ended 2016 and 2015 were determined to be in excess of its carrying value. The valuation assumptions used to determine the recoverable amount are a discount rate of 12% (2015 – 15%), terminal growth rate of 4% (2015 – 5%) and terminal year of 2021 for cash flows included in assumption (2015 – 2020). The discount rate represents the market-based weighted-average cost of capital adjusted for risks specific to each operating regions and the terminal growth rate represents the regional five-year forecasted average growth rate from leading industry organizations, weighted by our geographic exposure which can vary year over year.

144 BROOKFIELD ASSET MANAGEMENT

b)	Renewable Power
Goodwill in our Renewable Power segment relates to the acquisition of Isagen by a subsidiary of Brookfield in 2016, and is due to the recognition of a deferred tax liability arising from the acquisition because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value. The purchase price allocation for this acquisition has been completed on a preliminary basis.

c)	Property
Goodwill in our Property segment is primarily attributable to Center Parcs. Goodwill impairment is tested annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. The recoverable amount for the year ended 2016 was determined to be in excess of its carrying value (2015 was excluded from testing as Center Parcs was acquired during that year). The valuation assumptions used to determine the recoverable amount are a discount rate of 8.3%, based on a market-based-weighted-average cost of capital, and a long-term growth rate of 2.25%.

d)	Infrastructure
In 2016, a subsidiary of Brookfield completed several acquisitions, including a port business, gas storage business and toll roads, and allocated $431 million of the purchase price of these acquisitions to goodwill, which makes up the majority of the goodwill balance attributable to our Infrastructure segment. The purchase price allocation for these acquisitions has been completed on a preliminary basis.
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows • Discount rate • Terminal capitalization rate • Exit date/terminal year of cash flows
•    Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

•    Increases (decreases) in discount rate will decrease (increase) the recoverable amount

•    Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

•    Increases (decreases) in the exit date/terminal year of cash flows will decrease (increase) the recoverable amount

•    Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

•    Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

•    Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

•    Increases (decreases) in the exit date/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the exit date

2016 ANNUAL REPORT 145

15.	INCOME TAXES
The major components of income tax expense for the years ended December 31, 2016 and December 31, 2015 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Current income taxes	$213	$132
Deferred income tax expense/(recovery)
Origination and reversal of temporary differences	384	537
Recovery arising from previously unrecognized tax assets	27	13
Change of tax rates and new legislation	(969)	(486)
Total deferred income taxes	(558)	64
Income taxes	$(345)	$196
The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2016 and 2015. The company’s effective income tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31	2016	2015
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	(35)	(11)
International operations subject to different tax rates	(5)	(7)
Taxable income attribute to non-controlling interests	(2)	(6)
Portion of gains subject to different tax rates	(1)	—
Recognition of previously unrecorded deferred tax assets	1	—
Non-recognition of the benefit of current year’s tax losses	6	4
Other	(2)	(2)
Effective income tax rate	(12)%	4%
Deferred income tax assets and liabilities as at December 31, 2016 and 2015 relate to the following:

AS AT DEC. 31 (MILLIONS)	2016	2015
Non-capital losses (Canada)	$814	$720
Capital losses (Canada)	100	105
Losses (U.S.)	492	472
Losses (International)	481	381
Difference in basis	(9,965)	(8,967)
Total net deferred tax liabilities	$(8,078)	$(7,289)
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2016 is approximately $5 billion (2015 – approximately $6 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.

146 BROOKFIELD ASSET MANAGEMENT

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2016	2015
One year from reporting date	$26	$20
Two years from reporting date	—	6
Three years from reporting date	59	9
After three years from reporting date	555	642
Do not expire	845	671
Total	$1,485	$1,348
The components of the income taxes in other comprehensive income for the years ended December 31, 2016 and 2015 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Revaluation of property, plant and equipment	$120	$414
Financial contracts and power sale agreements	(37)	17
Available-for-sale securities	38	(37)
Foreign currency translation	59	51
Revaluation of pension obligation	(7)	3
Total deferred tax in other comprehensive income	$173	$448

16.	ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2016	2015
Accounts payable		$6,028	$5,050
Provisions	(a)	1,427	883
Other liabilities		4,460	5,433
Total		$11,915	$11,366
The current and non-current balances of accounts payable and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Current	$7,721	$7,560
Non-current	4,194	3,806
Total	$11,915	$11,366

a)	Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in-year valuation change was a decrease of $40 million (2015 – $32 million). The discount rate used was 4% (2015 – 5%) with an increase in the rate of compensation of 3% (2015 – 3%), and an investment rate of 4% (2015 – 4%).

AS AT DEC. 31 (MILLIONS)	2016	2015
Plan assets	$592	$576
Less accrued benefit obligation:
Defined benefit pension plan	(790)	(736)
Other post-employment benefits	(88)	(76)
Net liability	(286)	(236)
Less: net actuarial gains (losses)	2	6
Accrued benefit liability	$(284)	$(230)

2016 ANNUAL REPORT 147

17.	CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2016	2015
Term debt
Public – Canadian	Sept. 8, 2016	5.20%	C$	$—	$217
Public – U.S.	Apr. 25, 2017	5.80%	US$	239	239
Public – Canadian	Apr. 25, 2017	5.29%	C$	186	180
Public – Canadian	Apr. 9, 2019	3.95%	C$	447	435
Public – Canadian	Mar. 1, 2021	5.30%	C$	260	253
Public – Canadian	Mar. 31, 2023	4.54%	C$	448	436
Public – Canadian	Mar. 8, 2024	5.04%	C$	372	362
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	500
Public – Canadian	Jan. 28, 2026	4.82%	C$	646	629
Public – U.S.	Jun. 2, 2026	4.25%	US$	495	—
Public – Canadian	Mar. 16, 2027	3.80%	C$	372	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	313	304
				4,528	3,805
Commercial paper and bank borrowings		—%	US$/C$	—	156
Deferred financing costs[1]				(28)	(25)
Total				$4,500	$3,936

1. Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method
Corporate borrowings have a weighted-average interest rate of 4.8% (2015 – 4.8%), and include $3,044 million (2015 –$2,917 million) repayable in Canadian dollars of C$4,093 million (2015 – C$4,036 million).

18.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages
Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2017	$5,418	$1,048	$307	$639	$243	$7,655
2018	4,984	300	510	350	106	6,250
2019	6,298	552	537	270	58	7,715
2020	4,130	1,021	716	238	8	6,113
2021	5,743	933	648	26	4	7,354
Thereafter	7,749	4,109	5,183	314	—	17,355
Total – Dec. 31, 2016	$34,322	$7,963	$7,901	$1,837	$419	$52,442
Total – Dec. 31, 2015	$31,191	$5,602	$6,325	$2,300	$626	$46,044
The weighted-average interest rate on property-specific mortgages as at December 31, 2016 was 4.9% (2015 – 4.6%).
The current and non-current balances of property-specific mortgages are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Current	$7,655	$9,426
Non-current	44,787	36,618
Total	$52,442	$46,044

148 BROOKFIELD ASSET MANAGEMENT

Property specific borrowings by currency include the following:

(MILLIONS)	2016	Local Currency		2015	Local Currency
U.S. dollars	$31,804	US$	31,804	$30,184	US$	30,814
British pounds	5,251		£4,250	4,622		£3,137
Canadian dollars	4,427	C$	5,951	4,168	C$	5,767
Australian dollars	3,066	A$	4,260	3,215	A$	4,412
Colombian pesos	1,693	COP$	5,086,971	126	COP$	400,155
Brazilian reais	1,569	R$	5,117	1,381	R$	5,469
Korean won	1,317	₩	1,589,450	—	₩	—
European Union euros	1,217	€$	1,157	1,271	€$	1,171
Chilean unidades de fomento	901	UF$	23	861	UF$	24
Indian rupees	715	₨	48,603	216	₨	14,312
Peruvian nuevo soles	435	S	1,459	—	S	—
New Zealand dollars	47	NZD$	60	—	NZD$	—
Total	$52,442			$46,044

b)	Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2017	$558	$—	$295	$13	$—	$866
2018	861	149	93	301	—	1,404
2019	1,295	—	—	—	—	1,295
2020	6	346	279	222	595	1,448
2021	45	462	—	—	—	507
Thereafter	—	1,073	335	—	1,021	2,429
Total – Dec. 31, 2016	$2,765	$2,030	$1,002	$536	$1,616	$7,949
Total – Dec. 31, 2015	$2,864	$1,736	$1,491	$623	$1,589	$8,303
The weighted-average interest rate on subsidiary borrowings as at December 31, 2016 was 4.1% (2015 – 4.0%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2016	2015
Current	$866	$1,839
Non-current	7,083	6,464
Total	$7,949	$8,303

2016 ANNUAL REPORT 149

Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2016	Local Currency		2015	Local Currency
U.S. dollars	$4,441	US$	4,441	$4,859	US$	4,859
Canadian dollars	3,364	C$	4,525	3,185	C$	4,407
Australian dollars	143	A$	200	146	A$	200
European Union euros	1	€$	1	—	€$	—
Brazilian reais	—	R$	—	84	R$	326
British pounds	—		£—	29		£20
Total	$7,949			$8,303

19.	SUBSIDAIRY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2016	2015
Subsidiary preferred equity units	(a)	$1,574	$1,554
Limited-life funds and redeemable fund units		1,439	1,274
Subsidiary preferred shares	(b)	552	503
Total		$3,565	$3,331

a)	Subsidiary Preferred Equity Units
In 2014, BPY issued $1,800 million of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent a compound financial instrument. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 29(a).

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2016	2015
Series 1	24,000,000	6.25%	US$	$541	$532
Series 2	24,000,000	6.50%	US$	522	516
Series 3	24,000,000	6.75%	US$	511	506
Total				$1,574	$1,554

150 BROOKFIELD ASSET MANAGEMENT

b)	Subsidiary Preferred Shares
Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2016 and 2015, the balance are obligations of BPY and its subsidiaries.

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2016	2015
BPO Class AAA preferred shares
Series G	3,236,308	5.25%	US$	$81	$84
Series H	—	—%	C$	—	128
Series J	6,592,443	5.00%	C$	122	125
Series K	4,995,414	5.20%	C$	93	90
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	924,390	5.25%	US$	24	23
Series 2	699,165	5.75%	C$	14	18
Series 3	913,194	5.00%	C$	17	17
Series 4	984,586	5.20%	C$	18	18
Rouse Series A preferred shares	5,600,000	5.00%	US$	143	—
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) preferred shares	10,000	5.00%	US$	40	—
Total				$552	$503
The BPO Class AAA preferred shares, Series H were redeemed during the year.
The BPO Class AAA preferred shares and BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
BPO Class AAA preferred shares
Series G	Jun. 30, 2011	Jun. 30, 2011	Sep. 30, 2015
Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014
Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016
BOP Split senior preferred shares
Series 1	Jun. 30, 2014	Jun. 30, 2014	Sep. 30, 2015
Series 2	Dec. 31, 2014	Dec. 31, 2014	Dec. 31, 2015
Series 3	Jun. 30, 2014	Jun. 30, 2014	Dec. 31, 2014
Series 4	Dec. 31, 2015	Dec. 31, 2015	Dec. 31, 2016
Subsidiary preferred shares include $143 million at December 31, 2016 (December 31, 2015 – $nil) of preferred equity interests held by a third-party investor in Rouse Properties, L.P., which have been classified as a liability, rather than as non-controlling interests, due to the fact that the interests have no voting rights and are mandatorily redeemable on/or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.
Subsidiary preferred shares also include $40 million at December 31, 2016 (December 31, 2015 – $nil) of preferred equity interests held by a co-investor in Vintage Estates, which have been classified as a liability, rather than as non-controlling interests, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

2016 ANNUAL REPORT 151

20.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. On May 25, 2016, BFI issued $500 million of 4.25% notes due in 2026.
The company provided a full and unconditional guarantee of the Class 1 Senior Preferred shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”), other than those held by the Corporation or its affiliates. As at December 31, 2016, C$42 million of these senior preferred shares were held by third-party shareholders, and are retractable at the option of the holder.
On February 6, 2017, the company formed Brookfield Finance LLC (“BFL”), a Delaware limited liability company and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary”, as defined in Rule 3-10 of Regulation S-X, that will be used as the issuer in potential debt financings for the company. Any debt securities issued by BFL will be fully and unconditionally guaranteed by the company. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue. On March 10, 2017, BFL issued $750 million of 4.00% notes due 2024, which were fully and unconditionally guaranteed by the Corporation.
The following tables contain summarized financial information of the Corporation, BFI, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$148	$13	$3	$24,326	$(79)	$24,411
Net income attributable to shareholders	1,651	—	66	1,857	(1,923)	1,651
Total assets	47,505	507	2,974	163,437	(54,597)	159,826
Total liabilities	21,052	497	1,411	103,411	(36,233)	90,138

AS AT AND FOR THE YEAR ENDED DEC. 31, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$312	$—	$30	$19,876	$(305)	$19,913
Net income attributable to shareholders	2,341	—	220	2,398	(2,618)	2,341
Total assets	33,325	—	2,625	143,552	(39,988)	139,514
Total liabilities	8,017	—	1,095	80,236	(7,061)	82,287

1.
This column accounts for investments in all subsidiaries of the corporation under the equity method
2.
This column accounts for investments in all subsidiaries of the corporation other than BFI and BIC on a combined basis
3.
This column includes the necessary amounts to present the company on a consolidated basis

21.	EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	2016	2015
Preferred equity	$3,954	$3,739
Non-controlling interests	43,235	31,920
Common equity	22,499	21,568
	$69,688	$57,227

152 BROOKFIELD ASSET MANAGEMENT

a)	Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2016	2015	2016	2015
Perpetual preferred shares
Floating rate	1.97%	1.92%	$532	$480
Fixed rate	4.82%	4.82%	753	753
	3.65%	3.69%	1,285	1,233
Fixed rate-reset preferred shares	4.42%	4.63%	2,669	2,506
	4.17%	4.32%	$3,954	$3,739
Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2016	2015	2016	2015
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	2,800,000	2,800,000	45	45
Series 8[1]	Variable up to P	2,479,585	1,652,394	43	29
Series 13	70% P	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[2]	2,000,000	2,000,000	42	42
Series 17	4.75%	8,000,000	8,000,000	174	174
Series 18	4.75%	8,000,000	8,000,000	181	181
Series 25[3]	T-Bill + 230 b.p.[2]	1,533,133	—	38	—
Series 36	4.85%	8,000,000	8,000,000	201	201
Series 37	4.90%	8,000,000	8,000,000	197	197
				1,285	1,233
Rate-reset preferred shares[4]
Series 9[1]	3.80%	1,519,115	2,346,606	21	35
Series 24[3]	3.01%	9,394,250	10,997,000	230	269
Series 26	4.50%	9,903,348	10,000,000	243	245
Series 28	4.60%	9,394,373	9,397,200	235	235
Series 30	4.80%	9,950,452	10,000,000	245	247
Series 32	4.50%	11,982,568	12,000,000	303	304
Series 34	4.20%	9,977,889	10,000,000	255	256
Series 38	4.40%	8,000,000	8,000,000	181	181
Series 40	4.50%	12,000,000	12,000,000	275	275
Series 42	4.50%	12,000,000	12,000,000	269	269
Series 44[5]	5.00%	10,000,000	10,000,000	190	190
Series 46[6]	4.80%	12,000,000	—	222	—
				2,669	2,506
Total				$3,954	$3,739

1.
827,191 shares were converted from Series 9 to Series 8 on November 1, 2016
2.
Rate determined quarterly
3.
1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016
4.
Dividend rates are fixed for five to six years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, and December 31, 2016, respectively and reset after five to six years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points
5.
Issued on October 2, 2015
6.
Issued on November 18, 2016
P - Prime Rate, B.A. - Bankers’ Acceptance Rate, b.p. - Basis Points

2016 ANNUAL REPORT 153

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

b)	Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2016	2015
Common equity	$39,974	$29,158
Preferred equity	3,261	2,762
Total	$43,235	$31,920
Further information on non-controlling interests is provided in Note 4, Subsidiaries.

c)	Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2016	2015
Common shares	$4,390	$4,378
Contributed surplus	234	192
Retained earnings	11,490	11,045
Ownership changes	1,199	1,500
Accumulated other comprehensive income	5,186	4,453
Common equity	$22,499	$21,568
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.
Total dividends paid to Class A shares during 2016 amounted to $500 million (2015 – $450 million) or $0.52 per share (2015 – $0.47 per share).
On June 20, 2016, the company paid a special dividend of approximately 19 million limited partnership units of a newly created subsidiary, Brookfield Business Partners L.P. (“BBU”), to the holders of the company’s Class A and B shares. This was a common control transaction and as such the special dividend of $441 million reflected in equity was based on the IFRS carrying value of the 21% interest in BBU distributed to shareholders on June 20, 2016.

154 BROOKFIELD ASSET MANAGEMENT

The number of issued and outstanding common shares and unexercised options are as follows:

AS AT DEC. 31	2016	2015
Class A shares[1]	958,083,297	961,205,719
Class B shares	85,120	85,120
Shares outstanding[1]	958,168,417	961,290,839
Unexercised options and other share-based plans[2]	43,798,733	41,978,628
Total diluted shares	1,001,967,150	1,003,269,467

1. Net of 27,846,452 (2015 – 26,260,617) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and escrowed stock plan
The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE YEARS ENDED DEC. 31	2016	2015
Outstanding, beginning of year[1]	961,290,839	928,227,520
Issued (repurchased)
Issuances	—	32,901,133
Repurchases	(4,707,132)	(11,504,163)
Long-term share ownership plans[2]	1,312,463	11,409,312
Dividend reinvestment plan and others	272,247	257,037
Outstanding, end of year[1]	958,168,417	961,290,839

1. Net of 27,846,452 (2015 – 26,260,617) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and restricted stock plan

i.	Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Net income attributable to shareholders	$1,651	$2,341
Preferred share dividends	(133)	(134)
Net income available to shareholders	$1,518	$2,207

Weighted average – common shares	959.0	949.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	17.6	26.0
Common shares and common share equivalents	976.6	975.7

ii.	Share Based Compensation
The expense recognized for stock-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Expense arising from equity-settled share-based payment transactions	$64	$67
Expense arising from cash-settled share-based payment transactions	32	73
Total expense arising from share-based payment transactions	96	140
Effect of hedging program	(27)	(70)
Total expense included in consolidated income	$69	$70
The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2016 and 2015.

2016 ANNUAL REPORT 155

1)	Equity-settled Share-based Awards

a)	Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date.
The changes in the number of options during 2016 and 2015 were as follows:

	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding at January 1, 2016	9,427	C$	17.07	$28,488	US$	24.98
Granted	—		—	4,363		30.59
Exercised	(1,743)		23.44	(970)		22.00
Cancelled	—		—	(398)		31.25
Outstanding at December 31, 2016	7,684	C$	15.63	31,483	US$	25.77

1. Options to acquire TSX listed Class A shares 2. Options to acquire NYSE listed Class A shares

	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding at January 1, 2015	21,283	C$	16.50	$29,012	US$	20.82
Granted	—		—	6,293		35.76
Exercised	(10,660)		16.32	(6,512)		16.73
Cancelled	—		—	(305)		27.63
Converted[3]	(1,196)		13.61	—		—
Outstanding at December 31, 2015	9,427	C$	17.07	28,488	US$	24.98

1. Options to acquire TSX listed Class A shares 2. Options to acquire NYSE listed Class A shares 3. Options converted to restricted shares at maturity
The cost of the options granted during the year was determined using the Black-Scholes valuation model, with inputs to the model as follows:

YEARS ENDED DEC. 31	Unit	2016	2015[1]
Weighted-average share price	US$	30.59	35.76
Weighted-average fair value per option	US$	5.29	7.18
Average term to exercise	Years	7.5	7.3
Share price volatility[2]	%	28.0	28.1
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.6	1.3
Risk-free rate	%	1.6	1.8

1.
Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.
Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

156 BROOKFIELD ASSET MANAGEMENT

At December 31, 2016, the following options to purchase Class A shares were outstanding:

	Weighted-Average Remaining Life	Options Outstanding (000's)
Exercise Price		Vested	Unvested	Total
C$11.77	2.2 years	4,885	—	4,885
C$18.20 – C$23.63	1.1 years	2,159	—	2,159
C$26.02	0.1 years	640	—	640
US$15.45	3.2 years	5,153	—	5,153
US$16.83 – US$23.37	4.8 years	5,626	890	6,516
US$25.21 – US$30.59	7.5 years	4,692	9,143	13,835
US$33.75 – US$36.32	8.1 years	949	5,030	5,979
		24,104	15,063	39,167
At December 31, 2015, the following options to purchase Class A shares were outstanding:

	Weighted-Average Remaining Life	Options Outstanding (000's)[1]
Exercise Price[1]		Vested	Unvested	Total
C$11.77	3.2 years	4,897	—	4,897
C$18.20 – C$23.63	1.8 years	2,771	—	2,771
C$26.02	1.1 years	1,759	—	1,759
US$15.45	4.2 years	5,290	—	5,290
US$16.83 – US$23.37	5.8 years	4,484	2,541	7,025
US$25.21 – US$36.32	8.2 years	2,876	13,297	16,173
		22,077	15,838	37,915

1. Adjusted to reflect the three-for-two stock split effective May 12, 2015

b)	Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A  shares are purchased on the open market with the purchase cost funded with the proceeds from preferred shares issued to the company. The ES shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the company, based on the market value of Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the company.
During 2016, 3.3 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2015 –6.3 million Class A shares) during the year. For the year ended December 31, 2016, the total expense incurred with respect to the ES Plan totalled $25.8 million (2015 – $27.6 million).

2016 ANNUAL REPORT 157

The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

YEARS ENDED DEC. 31	Unit	2016	2015[1]
Weighted-average share price	US$	30.59	35.52
Weighted-average fair value per share	US$	5.29	6.51
Average term to exercise	Years	7.5	6.3
Share price volatility[2]	%	28.0	27.2
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.6	1.3
Risk-free rate	%	1.6	1.6

1.
Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.
Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

The change in the number of ES shares during 2016 and 2015 was as follows:

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2016	20,938	$27.33
Granted	3,250	30.59
Exercised	(21)	21.74
Outstanding at December 31, 2016	24,167	$27.77

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2015[1]	14,625	$23.80
Granted[1]	6,313	35.52
Outstanding at December 31, 2015[1]	20,938	$27.33

1. Adjusted to reflect the three-for-two stock split effective May 12, 2015

c)	Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2016, Brookfield granted 449,110 Class A shares (2015 – 347,403) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $11 million (2015 – $9 million) of compensation expense.

2)	Cash-settled Share-based Awards

a)	Restricted Share Unit Plan
The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place.

158 BROOKFIELD ASSET MANAGEMENT

The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2016 was $777 million (2015 – $706 million).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2016, including those of operating subsidiaries, totalled $5 million (2015 – $3 million), net of the impact of hedging arrangements.
The change in the number of DSUs and RSUs during 2016 and 2015 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2016	13,793	10,920	C$	9.09
Granted and reinvested	1,264	—		—
Exercised and canceled	(71)	—		—
Outstanding at December 31, 2016	14,986	10,920	C$	9.09

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2015[1]	13,712	10,920	C$	9.09
Granted and reinvested[1]	491	—		—
Exercised and canceled[1]	(410)	—		—
Outstanding at December 31, 2015[1]	13,793	10,920	C$	9.09

1. Adjusted to reflect the three-for-two stock split effective May 12, 2015
The fair value of DSUs is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2016	Dec. 31, 2015
Share price on date of measurement	C$	44.30	43.65
Share price on date of measurement	U$	33.01	31.53
The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2016	Dec. 31, 2015
Share price on date of measurement	C$	44.30	43.65
Weighted-average fair value of a unit	C$	35.21	34.56

22.	REVENUES
Revenues include $14.7 billion (2015 – $12.0 billion) from the sale of goods, $8.4 billion (2015 – $7.2 billion) from the rendering of services and $1.3 billion (2015 – $774 million) from other activities.

2016 ANNUAL REPORT 159

23.	DIRECT COSTS
Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2016 and 2015 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Cost of sales	$12,487	$9,988
Compensation	2,039	1,686
Selling, general and administrative expenses	1,544	1,264
Property taxes, sales taxes and other	1,648	1,495
	$17,718	$14,433

24.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and comprise the following:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Investment properties	$960	$2,275
General Growth Properties warrants	(110)	(30)
Investment in Canary Wharf	—	150
Private equity investments[1]	(665)	(120)
Redeemable units	(40)	(2)
Transaction related gains	—	232
Impairments and other	(275)	(339)
	$(130)	$2,166

1. Includes a loss of $447 million reclassified from accumulated other comprehensive income to net income

25.	DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions at December 31, 2016 and 2015 is as follows:

AS AT DEC. 31 ($ MILLIONS)	Note	2016	2015
Foreign exchange	(a)	$21,782	$18,192
Interest rates	(b)	17,092	15,699
Credit default swaps	(c)	182	870
Equity derivatives	(d)	2,583	2,170

Commodity instruments	(e)	2016	2015
Energy (GWh)		15,904	36,679
Natural gas (MMBtu – 000’s)		9,150	10,295

160 BROOKFIELD ASSET MANAGEMENT

a)	Foreign Exchange
The company held the following foreign exchange contracts with notional amounts at December 31, 2016 and December 31, 2015:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2016	2015	2016	2015
Foreign exchange contracts
British pounds	$6,231	$4,596	$1.26	$1.49
Australian dollars	5,022	3,017	0.74	0.73
European Union euros	1,855	1,641	1.11	1.11
Canadian dollars	1,405	493	0.75	0.77
Brazilian reais	511	379	3.15	4.00
Korean won	485	0	1,152.60	—
Chinese yuan	252	308	7.06	6.70
Japanese yen	203	12	116.35	110.00
Indian rupees	186	—	69.83	—
Cross currency interest rate swaps
Canadian dollars	2,269	2,679	0.82	0.82
Australian dollars	1,484	1,503	0.99	0.99
European Union euros	530	—	1.06	—
British pounds	249	296	1.49	1.48
Colombian pesos	125	—	3,056	—
Foreign exchange options
Australian dollars	—	1,443	—	0.81
British pounds	—	1,312	—	1.41
Chinese yuan	—	500	—	6.75
Brazilian reais	—	14	—	3.77
Japanese yen	975	—	118	—
Included in net income are unrealized net losses on foreign currency derivative contracts amounting to $62 million (2015 – $98 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $893 million (2015 – $1,155 million).

b)	Interest Rates
At December 31, 2016, the company held interest rate swap contracts having an aggregate notional amount of $6.6 billion (2015 – $7.8 billion), interest rate swaptions with an aggregate notional amount of $4.1 billion (2015 – $2.6 billion), and interest rate cap contracts with an aggregate notional amount of $6.4 billion (2015 – $5.3 billion).

c)	Credit Default Swaps
As at December 31, 2016, the company held credit default swap contracts with an aggregate notional amount of $182 million (2015 – $870 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $100 million (2015 –$800 million) of the notional amount and could be required to make payments in respect of $82 million (2015 – $70 million) of the notional amount.

d)	Equity Derivatives
At December 31, 2016, the company held equity derivatives with a notional amount of $2,583 million (2015 – $2,170 million) which includes $988 million (2015 – $799 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

2016 ANNUAL REPORT 161

e)	Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has purchased 10,820,000 MMBtu’s of natural gas financial contracts and sold 10,040,000 MMBtu’s of natural gas financial contracts as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2016 and 2015 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2016			2015
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$11,998	$149	$(13)	$13,210	$197	$(1)
Net investment hedges	13,973	129	—	8,447	75	—
	$25,971	$278	$(13)	$21,657	$272	$(1)

1. Notional amount does not include 8,561 GWh and 9,119 GWh of commodity derivatives at December 31, 2016 and December 31, 2015, respectively
The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2016 and 2015, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2016	Unrealized Losses During 2016	Net Change During 2016	Net Change During 2015
Foreign exchange derivatives	$55	$(117)	$(62)	$199
Interest rate derivatives	120	(10)	110	(61)
Credit default swaps	—	(5)	(5)	2
Equity derivatives	110	(119)	(9)	61
Commodity derivatives	41	(32)	9	54
	$326	$(283)	$43	$255

162 BROOKFIELD ASSET MANAGEMENT

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2016 and the comparative notional amounts at December 31, 2015, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2016				2015
AS AT DEC. 31 ($ MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$2,610	$2,009	$446	$5,065	$6,911
Interest rate derivatives	5,521	2,262	55	7,838	5,342
Credit default swaps	100	82	—	182	870
Equity derivatives	1,854	706	—	2,560	2,151
Commodity instruments
Energy (GWh)	2,207	5,136	—	7,343	27,560
Natural gas (MMBtu – 000’s)	4,965	4,185	—	9,150	10,295
Elected for hedge accounting
Foreign exchange derivatives	$13,452	$1,576	$1,689	$16,717	$11,281
Interest rate derivatives	4,127	4,294	833	9,254	10,357
Equity derivatives	—	24	—	24	19
Commodity instruments
Energy (GWh)	5,302	3,259	—	8,561	9,119

26.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair value of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.
i.    Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.
The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $45 million (2015 – $46 million) on an annualized basis.

2016 ANNUAL REPORT 163

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $26 million (2015 – $23 million) and an increase in other comprehensive income of $72 million (2015 –$124 million), before tax for the year ended December 31, 2016 and December 31, 2015.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in an $38 million (2015 – $24 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $133 million (2015 – $66 million) as at December 31, 2016, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $161 million (2015 – $79 million) and decreased other comprehensive income by $48 million (2015 – $70 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $52 million (2015 – $46 million). This increase would be offset by a $52 million (2015 – $45 million) change in value of the associated equity derivatives of which $51 million (2015 – $45 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2015 – $1 million) would be recorded in other comprehensive income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2016 by approximately $15 million (2015 – $16 million) and decreased other comprehensive income by $16 million (2015 – $17 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
The company held credit default swap contracts with a total notional amount of $182 million (2015 – $870 million) at December 31, 2016. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 50 basis-point increase in the credit spread of the underlying reference assets would have decreased net income by $2.4 million (2015 – $1.8 million increase) for the year ended December 31, 2016, prior to taxes.

b)	Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

164 BROOKFIELD ASSET MANAGEMENT

c)	Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
The following tables present the contractual maturities of the company’s financial liabilities at December 31, 2016 and 2015:

	Payments Due by Period
AS AT DECEMBER 31, 2016 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$425	$447	$260	$3,368	$4,500
Property-specific mortgages	7,655	13,965	13,467	17,355	52,442
Other debt of subsidiaries	866	2,699	1,955	2,429	7,949
Subsidiary equity obligations	421	143	1,217	1,784	3,565
Interest expense[1]
Corporate borrowings	201	375	342	878	1,796
Non-recourse borrowings	2,776	4,549	3,219	4,378	14,922
Subsidiary equity obligations	198	376	318	378	1,270

1. Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

	Payments Due by Period
AS AT DECEMBER 31, 2015 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$217	$419	$591	$2,709	$3,936
Property-specific mortgages	9,426	11,991	8,622	16,005	46,044
Other debt of subsidiaries	1,839	2,010	2,253	2,201	8,303
Subsidiary equity obligations	501	—	—	2,830	3,331
Interest expense[1]
Corporate borrowings	188	322	284	826	1,620
Non-recourse borrowings	2,128	3,426	2,438	3,684	11,676
Subsidiary equity obligations	123	234	234	437	1,028

1. Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

2016 ANNUAL REPORT 165

27.	CAPITAL MANAGEMENT
The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e. common and preferred equity). As at December 31, 2016, the recorded values of these items in the company’s consolidated financial statements totalled $26.5 billion (2015 – $25.3 billion).
The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $4.5 billion based on carrying values at December 31, 2016 (2015 – $3.9 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2016 was 14% (2015 – 13%).
The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.
The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2016 and 2015. The company is also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

28.	RELATED PARTY TRANSACTIONS

a)	Related Parties
Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Managing Partners. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of Directors and other key management personnel of the company during the years ended December 31, 2016 and 2015 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Salaries, incentives and short-term benefits	$19	$19
Share-based payments	50	55
	$69	$74
The remuneration of Directors and key executives is determined by the Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

166 BROOKFIELD ASSET MANAGEMENT

The following table lists the related party balances included within the consolidated financial statements as at and for the years ended December 31, 2016 and 2015:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2016	2015
Financial assets	$1,254	$1,364
Investment and other losses	(110)	(30)
Management fees received	56	28
As at December 31, 2016, financial assets of $1.3 billion (2015 – $1.4 billion) represents warrants that BPY holds which are convertible into common shares of GGP.
In connection with our newly launched open-ended real estate fund, BPY contributed certain operating buildings and development projects for net proceeds of approximately $500 million, which was received in the form of cash and limited partner interest in the fund. The company is the general partner of the fund and will earn fees for the management of this fund. This fund is equity accounted for in the consolidated financial statements of the company.
In April 2015, the Corporation issued 32.9 million Class A shares. Current officers, directors and shareholders of Brookfield, and entities controlled by them, purchased an aggregate of 2.1 million Class A shares as part of this issuance. The aggregate gross proceeds of the issuance was $1.2 billion.

29.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, guarantees and reinsurance obligations. At the end of 2016, the company has $2.6 billion (2015 – $906 million) of such commitments outstanding. The company also had $5.2 billion of future operating lease obligations at December 31, 2016, of which $4.4 billion relates to land leases with agreements largely expiring after the year 2065.
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2016 could result in a material settlement liability.
The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
The Corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in Note 19, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively.

2016 ANNUAL REPORT 167

The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

b)	Insurance
The company conducts insurance operations as part of its corporate activities. As at December 31, 2016, the company held insurance assets of $77 million (2015 – $88 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2016, net underwriting losses on reinsurance operations were $9 million (2015 – gains of $9 million) representing $nil (2015 – $1 million) of premium and other revenues and $8 million (2015 – recoveries of $8 million) of reserves and other expenses.

c)	Supplemental Cash Flow Information
Sustaining capital expenditures in the company’s renewable power operations were $67 million (2015 – $60 million), in its property operations were $300 million (2015 – $294 million) and in its infrastructure operations were $390 million (2015 – $156 million).
During the year, the company has capitalized $229 million (2015 – $331 million) of interest primarily to investment properties and residential inventory under development.

168 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2016 ANNUAL REPORT 169

BROOKFIELD’S COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY
Across Brookfield, we recognize that our success depends on the long-term health of the communities in which we conduct business and the environment in which we operate. Around the world, we invest in real assets that are essential to the global economy, and we operate these assets with the view that we will own them forever. That long-term approach dictates both our investment strategy and our commitment to corporate social responsibility. We believe that the pursuit of shareholder value and sustainable development are complementary goals.
Brookfield’s Board of Directors, management and operating employees strive for excellence in all our operations. We seek to ensure the well-being and safety of our employees and the public by meeting or exceeding all applicable labour laws and standards of the jurisdictions in which we operate by offering competitive wages to employees, providing safe work environments, and implementing non-discriminatory hiring practices. Furthermore, we aim to mitigate the impact of our operations on the environment, to be actively engaged in the communities in which we operate and always work to be good corporate citizens. Finally, we conduct our business according to the highest ethical and regulatory standards. Below are some examples of the different initiatives across our organization.
Employee Well-being
Because our employees are integral to our success, our management teams maintain high standards with respect to employee welfare. Safety training and protocols are constantly refined, and health and safety metrics are reviewed regularly. Our goal is to have zero serious safety incidents by following a robust set of health and safety principles that are applied across our organization.
For example, in our office property portfolio, we foster a safe environment by offering our security and fire and life safety teams as a resource to tenants as they develop their individual security and preparedness plans, organizing and managing not only the required fire and shelter-in-place drills, but being able to create and facilitate other safety drills at tenant requests.
Within our infrastructure business, we have worked with our operating businesses on a number of initiatives to improve the health and safety of our operating professionals. In an attempt to decrease roadside incidents of our roadside workers and tollbooth operators, our Brazilian toll roads business has installed concrete barriers, constructed pedestrian overpasses, and installed speed radars at job sites. This business also introduced electro-mechanical ‘flagmen robots’ to stand in place of road workers, an industry first.
Environmental Stewardship
Across our portfolio of long-life, high quality assets, we are committed to improving energy efficiency and minimizing any environmental impact of our operations.
For example, in our office property portfolio, we judge our performance against standards that include the Global Real Estate Sustainability Benchmark (GRESB), an independently run assessment of the environmental performance of commercial properties. In 2016, we have been identified as a GRESB Survey Green Star for the fourth straight year, ranking in the 87th percentile of all GRESB respondents. This survey rates our operations on seven sustainability standards, and we have ranked well above both our peer group and the global GRESB average.
Within our renewable power business, 53 of Brookfield Renewable’s North American hydro facilities are now certified by the Low Impact Hydropower Institute (LIHI). LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection.
Our Canadian District Energy operator, which is part of our infrastructure business, offers the world’s largest lake-source cooling system, a $250 million project that resulted in a 90% reduction in energy usage for the Toronto heat exchange system.
Lastly, our private equity group operates a global construction business that received the 2016 Most Sustainable Construction and Demolition Project award for adopting innovative environmental practices throughout the demolition and construction phases of a commercial office project in the U.K. A key initiative ensured that more than 340 tonnes of glass façade was processed and recycled into new glass products, preventing 227,000 kg of CO2 being released into the atmosphere – the equivalent of energy needed to power 133 homes for a year.
Community Engagement
We believe that building strong partnerships with local and national stakeholders is good business. To ensure our interests are aligned, we continually look to involve our local communities and other stakeholders in both our existing businesses and our new investments.

170 BROOKFIELD ASSET MANAGEMENT

In 2016, our arts and events program, Arts Brookfield, staged more than 500 free cultural events, attracting thousands of visitors. One such event, I Never Saw Another Butterfly, was presented in partnership with the Holocaust Museum of Houston. For over 20 years, the Museum has collected 1.5 million handmade butterfly artworks as part of its Butterfly Project, each representing the 1.5 million children who perished in the Holocaust. The Arts Brookfield-sponsored exhibit at the Allen Center gathered more than 200 additional butterflies from the community to expand upon the display.
In addition, we regularly engage with the communities in which we operate to ensure their interests are appropriately integrated into our business decisions. For example, sourcing both labour and materials locally is important to us. In the case of our Australian regulated terminal operator, one of the largest employers in the region, policies are in place to help award significant contracts to local businesses where appropriate. Furthermore, our Colombian Regulated Electricity Distribution business regularly engages in community outreach programs and advertising campaigns to educate the community on the public safety risks associated with electricity infrastructure.
Corporate Citizenship
We encourage and support a culture of philanthropy and volunteerism among our employees around the world. Through our people, we are a leader in communities, and our commitment shows in everyday activities – that are both in support of charities and in exceptional contributions we make during times of need.
All of our employees are encouraged to participate in community activities and fundraising, and our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Many of our philanthropic and volunteer initiatives are global in scope, but local in focus. For example, we are long-time sponsors of a program that provides education assistance to gifted students from low income neighbourhoods in Rio de Janeiro. And we stage charity stair climbing challenges at our office buildings in major financial centres, for causes such as the United Way.
Brookfield’s Commitment to Corporate Governance
On behalf of all shareholders, the Board of Directors and management of Brookfield are committed to excellence in corporate governance at all levels of the organization. We believe Brookfield’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a Board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices, and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A shares.
Brookfield outlines its commitment to good governance in the Statement of Corporate Governance Practices (the Statement), published each year in the Corporation’s Management Information Circular and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “Shareholders / Brookfield Asset Management / Corporate Governance / Governance Documents.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.
An Ongoing Commitment
We are proud of our track record of leadership in corporate social responsibility, but we recognize that we can always do more, and are committed to continuous improvement in this regard.

2016 ANNUAL REPORT 171

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
bam.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
CST Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.canstockta.com
enquiries@canstockta.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2016 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Annual Meeting of Shareholders
Our 2017 Annual Meeting of Shareholders will be held at 10.30 a.m. on Friday, June 16, 2017 at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44 and 46	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the payment will be made on the next business day (other than where December 31st is not a business day, in which case the Payment Date will be the prior business day)

172 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

M. Elyse Allan, C.M.
President and Chief Executive Officer,
GE Canada

Jeffrey M. Blidner
Senior Managing Partner,
Brookfield Asset Management Inc.

Angela Braly
Former Chair of the Board, President and Chief Executive Officer, Wellpoint, Inc.
(now Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Past Chairman,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

David W. Kerr
Chairman, Halmont Properties Corp.

Philip B. Lind, C.M.
Co-Founder, Vice Chairman and Director,
Rogers Communications Inc.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Youssef A. Nasr
Former Chairman and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Lord O’Donnell
Chairman,
Frontier Economics

Seek Ngee Huat
Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair,
Solera Capital LLC

George S. Taylor
Corporate Director

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian Lawson, Chief Financial Officer
A.J. Silber, Corporate Secretary

Brookfield incorporates sustainable development practices with our Corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

2016 ANNUAL REPORT 173

BROOKFIELD ASSET MANAGEMENT INC.
brookfield.com

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CORPORATE OFFICES

United States Brookfield Place 250 Vesey Street 15th Floor New York, NY 10281-1023 +1.212.417.7000	Canada Brookfield Place 181 Bay Street Suite 300 Bay Wellington Tower Toronto, ON M5J 2T3 +1.416.363.9491	United Kingdom 99 Bishopsgate 2nd Floor London EC2M 3XD +44.20.7659.3500	Australia Level 22 135 King Street Sydney, NSW 2001 +61.2.9322.2000	Brazil Avenida Antônio Gallotti s/n Edifício Pacific Tower BL 2, 2º andar Barra da Tijuca Rio de Janeiro - RJ 22775-029 +55.21.3725.7800

REGIONAL OFFICES

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